Banco Itaú Holding Financeira S.A.

Management Discussion & Analysis and Complete Financial Statements

September 2007



Contents

The operations of FAI – Financeira Americanas Itaú are consolidated in the Itaucred segment in proportion to our 50% percentage holding in its capital.

The tables in this report show the figures in millions. Variations, however, are calculated in units

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products and prices, and changes in tax legislation).

Executive Summary

Highlights - Managerial Criteria

R$ Million (except where indicated)

Statements of Income	3rd Q/07	2nd Q/07	3rd Q/06	Jan - Sep/07	Jan - Sep/06
Net Income - Parent Company	2,428	2,115	71	6,444	3,029
Recurring Net Income	1,569	1,919	1,592	5,389	4,568
Managerial Financial Margin (1)	4,825	5,250	4,328	15,059	12,211
Income per Share (R$)					
Consolidated Net Income per share (2)	2.02	1.76	0.06	5.37	2.70
Consolidated Recurring Net Income per share (2)	1.31	1.60	1.35	4.49	4.07
Number of Outstanding Shares - in thousands	1,197,909	1,200,779	1,176,556	1,197,909	1,176,556
Book Value per share	23.38	22.11	18.44	23.38	18.44
Dividends/JCP net of taxes (3) (R$ Million)	685	520	391	1,777	1,221
Dividends/JCP net of taxes (3) per share	0.57	0.43	0.33	1.48	1.04
Market Capitalization (4) (R$ Million)	110,747	103,219	76,453	110,747	76,453
Market Capitalization (4) (US$ Million)	60,224	53,587	35,164	60,224	35,164
Performance Ratios (%)					
Return on Average Equity - Annualized (5)	35.6%	32.8%	1.4%	33.3%	22.6%
Recurring Return on Average Equity Annualized (5)	23.0%	29.8%	32.5%	27.9%	34.1%
Return on Average Assets - Annualized	3.5%	3.3%	0.1%	3.4%	2.3%
Recurring Return on Average Assets - Annualized	2.3%	3.0%	3.4%	2.8%	3.7%
Solvency Ratio (BIS Ratio)	15.3%	17.6%	16.8%	15.3%	16.8%
Annualized Net Interest Margin (6)	11.4%	11.3%	13.5%	11.4%	13.1%
Nonperforming Loans Index (NPL)	4.7%	5.1%	5.2%	4.7%	5.2%
Provision for Loan Losses/Nonperforming Loans	161%	162%	169%	161%	169%
Efficiency Ratio	47.1%	45.8%	49.8%	45.6%	47.5%

Balance Sheet		Sep 30, 07		Jun 30, 07		Sep 30, 06
Total Assets		298,484		255,418		206,935
Credit Operations	*103,832*		*95,548*		*80,179*	
Sureties, Endorsements and Guarantees	*10,239*	114,071	*9,274*	104,821	*9,690*	89,869
Total Deposits		70,433		68,194		55,425
Stockholders' Equity of Parent Company		28,003		26,546		21,693
Relevant Data						
Assets Under Management		205,342		201,129		176,865
Employees (Units)		63,743		63,164		58,885
Active Customers (Million)		13.4		13.2		12.6
Products/Customer (Units)		5.1		5.1		5.1
Branches (Units)		2,691		2,678		2,511
CSBs (Units)		759		747		768
Automated Teller Machines (Units)		23,424		23,274		22,748
Taií Branches (Units) (7)		1,046		839		766

(1) Described on page 5.
(2) Calculated considering the weighted average number of shares outstanding.
(3) JCP– interest on own capital. Amounts paid/provisioned (Note 15 - bII to the Financial Statements).
(4) Calculated based on the average quotation of preferred shares on the last trading day in the period.
(5) Annualized Return on Average Equity (ROE) was calculated by dividing Net Income of the parent company by the Average Stockholders' Equity of the parent company. The quotient of this division was multiplied by the number of periods of the year to derive the annualized ROE index.
(6) Does not include Treasury.
(7) Including electronic presence in CBD stores.

Main Market Shares as of Sep/07

Asset Management	15.7%
Automobile Finance	24.6%
CPMF Collections	15.2%
Credit Cards	22.7%
Total Deposits (*)	13.5%
Insurance Premiums	11.6%
Private Pension Plans	17.5%

(*) Includes Funds Obtained in Open Market – Own Securities.
Sources: Bacen, Susep, Anbid, Abel, Federal Revenue and Abecs.
Insurance Premiums include VGBL and health insurance.
Private Pension Plans include the balance of technical reserves.

Macroeconomic Indices

	Sep 30,07	Jun 30,07	Sep 30,06
EMBI Brazil Risk	164	160	233
CDI (In the Quarter)	2.8%	2.9%	3.5%
Exchange Rate (Var. in the Quarter)	-4.5%	-6.1%	0.5%
Exchange Rate (Quotation in R$)	1.8389	1.9262	2.1742
IGP-M (In the Quarter)	2.6%	0.3%	0.8%
Savings (TR + 6% p.y.)	1.8%	1.9%	2.1%

Managerial Statement of Income

The table below shows a listing of non-recurring events that affected net income for the third quarter of 2007. The major impact on net income for the period is associated with (i) disposal of part of our shareholding in Redecard, followed by (ii) recording of a provision for losses arising from economic stabilization plans implemented during the 80's, and (iii) amortization of goodwill on the acquisition of Banco BPI shares, increasing our interest from 17.8% to 18.5%.

Excluding the effects of these events, recurring net income amounted to R$ 1,569 million in the third quarter of 2007, as shown in the table below.

R$ Million

	3rd Q/07	2nd Q/07	Jan - Sep/07	Jan - Sep/06
Net Income	**2,428**	**2,115**	**6,444**	**3,029**
Managerial Financial Margin	**-**	**124**	**124**	**(645)**
Escrow account Itaú BBA	-	124	124	-
Revenues and expenses of deposits and demandable funds	-	-	-	(169)
Securities available for sale sold	-	-	-	(213)
Reversal of additional provision for securities	-	-	-	(309)
Hedge of BKB positions	-	-	-	47
Result from Loan Losses	**-**	**400**	**400**	**149**
Exceeding Provision for Loan Losses	-	400	400	230
Loans sold	-	-	-	(185)
Adaptation of Credicard's Provisioning Criteria	-	-	-	104
Noninterest Expenses	**303**	**96**	**398**	**118**
Amortization of goodwill (*)	63	96	159	118
Economic Plans	240	-	240	-
Tax Expenses for ISS, PIS and Cofins	**-**	**-**	**-**	**16**
PIS and COFINS on non recurring effects	-	-	-	16
Non Operating Results	**(1,552)**	**(850)**	**(2,402)**	**(46)**
Gains on XL Capital Transaction	-	-	-	(46)
Redecard Transaction	(1,545)	-	(1,545)	-
Selling of interest in Serasa	(7)	(736)	(743)	-
Selling of Itaubank building	-	(114)	(114)	-
Effects of the acquisition of BKB	**-**	**-**	**-**	**1,909**
Income Tax and Social Contribution	**415**	**111**	**526**	**85**
Tax effects on non-recurring effects	415	111	526	85
Minority Interests	**(24)**	**(77)**	**(101)**	**(48)**
Amortization of goodwill (*)	(24)	(77)	(101)	(48)
Non Recurring Effects	**(859)**	**(196)**	**(1,055)**	**1,539**
Recurring Net Income	**1,569**	**1,919**	**5,389**	**4,568**

(*) Refers to the goodwill on the acquisition of BPI shares in the 3rd Q./07 as well as of BKB International and BKB Trust in 2nd Q./07.

Managerial Statement of Income

The Management Discussion and Analysis Report is based on the Managerial Statement of Income, which arises from reclassifications made in the accounting statement of income. Details of such reclassifications can be found in the reports from June 2005 to March 2006. The table below shows the determination of managerial financial margin for the management of foreign exchange risk of investments abroad. It should be noted that in the third quarter of 2007 the real appreciated by 4.5% against the dollar, while in the second quarter it appreciated by 6.1%. The real depreciated by 0.6% against the euro and appreciated by 4.8% in the previous quarter.

Managerial Financial Margin from Management of Foreign Exchange Risk on the Investments Abroad

R$ Million

	3rd Quarter/07				2nd Quarter/07			
	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad (A)	8,633				8,777			
Exchange Variation on Investments Abroad (B)		(323)		(323)		(515)		(515)
Effect of exchange risk management of investments abroad (C) = (D) + (E)		766	(190)	576		1,081	(304)	777
Assets Position in DI (D)	8,633	253	-	253	8,777	262	-	262
Liabilities Position in Foreign Currency (E)	(13,718)	513	(190)	323	(13,947)	819	(304)	515
Managerial Financial Margin of Exchange Risk of Investments Abroad (F) = (B) + (C)		**443**	**(190)**	**253**		**565**	**(304)**	**262**

(circled) Hedging impact neutralizing the exchange rate volatility.

Managerial Statement of Income

Managerial Adjustments Made:

Adjustment 1: Distribution of Exchange Variation from Investments Abroad.

Adjustment 2: Tax Effect of Hedge of Investments Abroad.

R$ Million

3rd Quarter/07	Banco Itaú Holding				
	Accounting	Non-reccuring effects	Managerial Adjustments		Managerial
			Adjustment 1	Adjustment 2	
Managerial Financial Margin	**4,989**	**-**	**26**	**(190)**	**4,825**
• Banking Operations	4,635	-	-	-	4,635
• Treasury	(64)	-	-	-	(64)
• Management of Foreign Exchange Risk from Investments Abroad	417	-	26	(190)	253
Result from Loan Losses	**(1,326)**	**-**	**(4)**	**-**	**(1,330)**
Provision for Loan and Lease Losses	(1,627)	-	(4)	-	(1,631)
Recovery of Credits Written Off as Losses	301	-	-	-	301
Net Result from Financial Operations	**3,663**	**-**	**22**	**(190)**	**3,495**
Other Operating Income/(Expenses)	**(1,253)**	**303**	**7**	**29**	**(914)**
Banking Service Fees	2,531	-	(1)	-	2,529
Result from Op. of Insurance, Pension Plans and Capitalization	310	-	0	-	310
Non-interest Expenses	(3,754)	303	4	-	(3,447)
Tax Expenses for ISS, PIS and Cofins	(496)	-	(0)	29	(467)
Equity in the Earnings of Associated Companies	40	-	(4)	-	36
Other Operating Income	117	-	9	-	125
Operating Income	**2,410**	**303**	**29**	**(161)**	**2,580**
Non-operating Income	1,542	(1,552)	1	-	(9)
Income before Tax and Profit Sharing	**3,952**	**(1,249)**	**30**	**(161)**	**2,571**
Income Tax and Social Contribution	**(1,274)**	**415**	(1)	161	**(700)**
Profit Sharing	**(259)**	-	-	-	**(259)**
Minority Interests	**9**	**(24)**	(29)	-	**(44)**
Net Income	**2,428**	**(859)**	**-**	**-**	**1,569**

Reconciliation of the Managerial Financial Margin from Management of Foreign Exchange Risk on the Investments Abroad (table on the previous page): R$ 417 million + R$ 26 million (Adjustment 1) = R$ 443 million.

R$ Million

2nd Quarter/07	Banco Itaú Holding				
	Accounting	Non-reccuring effects	Managerial Adjustments		Managerial
			Adjustment 1	Adjustment 2	
Managerial Financial Margin	**5,388**	**124**	**41**	**(304)**	**5,250**
• Banking Operations	4,292	124	-	-	4,417
• Treasury	571	-	-	-	571
• Management of Foreign Exchange Risk from Investments Abroad	525	-	41	(304)	262
Result from Loan Losses	**(1,612)**	**400**	**(4)**	**-**	**(1,217)**
Provision for Loan and Lease Losses	(1,872)	400	(4)	-	(1,476)
Recovery of Credits Written Off as Losses	259	-	-	-	259
Net Result from Financial Operations	**3,776**	**524**	**37**	**(304)**	**4,033**
Other Operating Income/(Expenses)	**(1,170)**	**96**	**13**	**38**	**(1,023)**
Banking Service Fees	2,549	-	1	-	2,550
Result from Op. of Insurance, Pension Plans and Capitalization	289	-	-	-	289
Non-interest Expenses	(3,608)	96	(12)	-	(3,524)
Tax Expenses for ISS, PIS and Cofins	(485)	-	-	38	(447)
Equity in the Earnings of Associated Companies	17	-	32	-	49
Other Operating Income	69	-	(9)	-	61
Operating Income	**2,606**	**620**	**50**	**(266)**	**3,010**
Non-operating Income	847	(850)	1	-	(2)
Income before Tax and Profit Sharing	**3,453**	**(230)**	**51**	**(266)**	**3,007**
Income Tax and Social Contribution	**(1,275)**	**111**	**(3)**	**266**	**(902)**
Profit Sharing	**(150)**	**-**	**-**	**-**	**(150)**
Minority Interests	**87**	**(77)**	**(47)**	-	**(37)**
Net Income	**2,115**	**(196)**	**-**	**-**	**1,919**

Reconciliation of the Managerial Financial Margin from Management of Foreign Exchange Risk on the Investments Abroad (table on the previous page): R$ 525 million + R$ 41 million (Adjustment 1) = R$ 565 million.

Executive Summary

Third Quarter of 2007

Net Income and Annualized Return on Average Equity


3Q/05 4Q/05 1Q/06 2Q/06 3Q/06 4Q/06 1Q/07 2Q/07 3Q/07
Recurring ROE Annualized (%)
Recurring Net Income (R$ Million)
Net Income and ROE

In the third quarter of 2007, consolidated net income amounted to R$ 2,428 million. In the same period, consolidated recurring net income amounted to R$ 1,569 million, an 18.2% decline compared to the prior quarter results. The parent company's stockholders' equity amounted to R$ 28,003 million as of September 30, 2007, helping annualized recurring returns on average equity to reach 23.0% in the third quarter of the year.

Credit Operations (*)

R$ Billion


Sep-07
Jun-07
Mar-07
Dec/06
Sep/06
Jun-06
Mar-06
Dec/05
Sep/05
Foreign Currency
Local Currency

(*) Includes endorsements and sureties.

R$ Million

	Sep 30,07	Jun 30,07	Sep 30,06	Variation (%) sep/07-jun/07	Variation (%) sep/07-sep/06
Individuals	49,174	45,035	37,463	9.2%	31.3%
Credit Card	9,466	8,867	7,976	6.8%	18.7%
Personal Loans	14,149	13,886	13,721	1.9%	3.1%
Vehicles	25,558	22,282	15,766	14.7%	62.1%
Businesses	50,880	46,885	45,825	8.5%	11.0%
Corporate	31,247	28,982	30,294	7.8%	3.1%
Small and middle market	19,633	17,903	15,532	9.8%	26.4%
Directed Loans	5,853	5,711	5,740	2.5%	2.0%
Rural Loans	3,390	3,236	3,404	4.8%	-0.4%
Mortgage Loans	2,463	2,476	2,337	-0.5%	5.4%
Argentina/Chile/Uruguay	8,164	7,190	841	13.6%	871.1%
Total	**114,071**	**104,821**	**89,869**	**8.8%**	**26.9%**

Note 1: Includes BkB Chile and Uruguay operations as from Mar/07.
Note 2: In the quarter, the profile of Itaubanco segment (micro, small and mid-sized companies) customers was reassessed, and they were transferred in accordance with new parameters established for each of the areas. To ensure comparability of information, the reassignment of customers was also considered for prior periods.

The credit portfolio balance, including sureties and endorsements, increased by 8.8% from the prior period, totaling R$ 114,071 million. Noteworthy was the expansion in vehicle financing transactions, with a 14.7% growth compared to the previous period. As a result, at the end of the third quarter we met the growth rate target originally set for the whole year. Furthermore, upon completion of the integration of BkB into Itaú, new guidelines for the business activities of the teams were developed, which enabled, among other things, significant expansions of 9.8% in the micro, small and mid-sized companies and 6.8% in credit card portfolios. Additionally, the large companies portfolio rose by 7.8% during the quarter. Credit transactions abroad (Argentina, Chile and Uruguay) grew by 13.6%, primarily driven by our performance in the Chilean market with corporate customers.

Managerial Financial Margin

R$ Million


3Q/05 4Q/05 1Q/06 2Q/06 3Q/06 4Q/06 1Q/07 2Q/07 3Q/07
Banking Operations
Treasury
Management of Foreign Exchange Risk from Investments Abroad

The financial margin of banking transactions was positively impacted by the significant expansion in the volume of loan and financing transactions, posting a 5.0% growth compared to the prior quarter. However, the treasury performance under the highly volatile scenario prevalent in the period gave rise to a R$ 64 million loss (or R$ 40 million, considering the tax effects) in the quarter. The financial margin of management of the foreign exchange risk of investments abroad reached R$ 253 million (or R$ 160 million, considering the tax effects), representing a slight reduction from the prior quarter, as a result of the drop in interest rates.

Executive Summary
Third Quarter of 2007

NIM vs. Selic



The chart on the left shows the historical performance of the annualized rate of net interest margin, together with the curve relating to the evolution of the benchmark interest rate (Selic). It can be seen that the change in the mix of assets, customers and products had positive effects, thus reducing the impact of declining interest rates on our spread.

NPL Ratio(*) - Individuals x Businesses (%)


8.2%
8.1%
7.8%
7.5%
7.3%
5.2%
5.3%
5.0%
5.1%
4.7%
2.1%
2.2%
2.1%
2.3%
1.7%
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Total
Individuals
Businesses

(*) Nonperforming Loans: Loan transactions overdue more than 60 days.

In the third quarter of 2007, Itaú's credit portfolio performance ratios improved. The nonperforming loan ratio declined in the quarter, in particular the ratio related to corporate customers with a 0.6 percentage point reduction. It should be noted that the fast expansion of loans and financing contributed to the reduction, as the portfolio balance corresponds to the ratio denominator. The provision for doubtful loans increased by 10.5% from the prior quarter, chiefly due to general provisions recorded bearing in mind the strong credit portfolio expansion in the period. Additionally, the recovery of credits previously written-off as losses increased by R$ 42 million, as a result of Itaú's significant collection efforts undertaken throughout the quarter.

Banking Service Fees

R$ Million


3Q/07
2Q/07
1Q/07
4Q/06
3Q/06
2Q/06
1Q/06
4Q/05
3Q/05
2,529
2,550
2,421
2,456
2,286
2,234
2,121
2,121
1,971

In the third quarter of 2007, banking service fees amounted to R$ 2,529 million, a R$ 21 million decline compared to the prior year books. It should be pointed out, however, that the sale of part of the Bank's shareholding in Serasa and Redecard generated lower revenues in the quarter, in the amount of R$ 77 million. For the total of other items, there was an increase of R$ 57 million quarter-on-quarter.

Non-interest Expenses

R$ Million


(2,606)
(2,909)
(2,779)
(2,949)
(3,246)
(3,371)
(3,280)
(3,524)
(3,447)
3Q/05
4Q/05
1Q/06
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07

Non-interest expenses declined by 2.2% from the second quarter of 2007. In this period, the Collective Labor Agreement brought about a 6% rise in bank employees' salaries and benefits, thus increasing in R$ 51 million the personnel expenses. However, this increase was fully compensated by lower expenses with contributions and donations and with the constitution of provisions for contingences (civil claims). In spite of the reduction in non-interest expenses, the efficiency ratio went from 45.8% to 47.1%, on account of the impact of treasury results on the financial margin. If the treasury had performed in this quarter like the average of the last quarter – R$ 200 million – the efficiency ratio would be 45.2%.

Efficiency Ratio (%) (*)


3Q/07
2Q/07
1Q/07
4Q/06
3Q/06
2Q/06
1Q/06
4Q/05
3Q/05
47.1%
45.8%
44.1%
47.4%
49.8%
45.7%
47.3%
50.1%
50.5%

(*) The criteria for calculating the efficiency ratio are detailed on page 19.

Unrealized Profit/(Loss)

R$ Million


Sep/07
Jun/07
Mar/07
Dec/06
Sep/06
Jun/06
Mar/06
Dec/05
Sep/05
6,861
575
7,436
1,491
633
2,124
1,482
675
2,157
1,341
625
1,966
1,330
626
1,956
1,592
660
2,252
1,968
567
2,535
1,596
1,934
1,751
315
2,066
Parent Company
BPI Interest (Minority)

Unrealized net income/(loss) increased by R$ 5,311 million from the prior quarter, as a result of the inclusion of the market value of Itaú's interest in Redecard and Serasa, which totaled to R$ 5,540 million in September 2007. Without considering this effect, once again the impact of the value of the Bank's interest in Banco BPI can be seen, basically arising from a decline in the share prices in the European market. The balance of the provision in excess of the minimum required to cover possible loan losses remained stable, totaling R$ 2,150 million in the third quarter of 2007. It should be noted that this provision is not considered in the determination of unrealized net income/(loss).

Consolidated Pro Forma Balance Sheet

R$ Million

ASSETS	Sep 30,07	Jun 30,07	Sep 30,06	Variation sep/07-jun/07	Variation sep/07-sep/06
Current and Long Term Assets	**294,692**	**251,644**	**203,484**	**43,047**	**91,207**
Cash and Cash Equivalents	4,681	4,225	3,555	456	1,126
Short Term Interbank Deposits	61,965	38,721	29,637	23,245	32,329
Securities and Derivative Instruments	64,513	62,041	42,648	2,473	21,866
Interbank and Interbranch Accounts	17,373	16,905	15,195	468	2,178
Loans, Leasing Operations and Other Credits	103,832	95,548	80,179	8,285	23,653
(Allowance for Loan Losses)	(7,842)	(7,914)	(7,052)	72	(790)
Other Assets	50,169	42,120	39,323	8,049	10,846
Foreign Exchange Portfolio	25,400	19,036	21,771	6,365	3,629
Others	24,769	23,084	17,552	1,684	7,216
Permanent Assets	**3,792**	**3,773**	**3,450**	**19**	**341**
Investments	1,197	1,116	971	80	226
Fixed Assets	1,852	1,892	2,028	(40)	(176)
Deferred Changes	743	765	451	(22)	292
TOTAL ASSETS	**298,484**	**255,418**	**206,935**	**43,066**	**91,549**

R$ Million

LIABILITIES	Sep 30,07	Jun 30,07	Sep 30,06	Variation sep/07-jun/07	Variation sep/07-sep/06
Current and Long Term Liabilities	**268,422**	**226,765**	**183,898**	**41,658**	**84,524**
Deposits	70,433	68,194	55,425	2,239	15,007
Demand Deposits	20,121	19,224	13,757	897	6,365
Savings Accounts	25,715	24,075	20,900	1,640	4,815
Interbank Deposits	1,354	920	880	434	474
Time Deposits	23,242	23,974	19,889	(732)	3,353
Funds Received under Securities Repurchase Agreements	76,393	49,950	35,076	26,443	41,318
Funds from Acceptances and Issue of Securities	7,327	7,899	7,568	(572)	(241)
Interbank and Interbranch Accounts	4,006	4,091	5,023	(85)	(1,017)
Borrowings and On-lendings	16,024	13,170	11,598	2,854	4,426
Derivative Financial Instruments	4,603	4,160	2,361	444	2,242
Technical Provisions for Insurance, Pension Plans and Cap.	22,466	21,510	17,534	956	4,932
Other Liabilities	67,170	57,791	49,314	9,378	17,856
Foreign Exchange Portfolio	25,884	19,317	21,941	6,567	3,943
Subordinated Debt	10,854	10,625	4,547	229	6,307
Others	30,432	27,850	22,825	2,583	7,607
Deferred Income	**77**	**74**	**79**	**3**	**(2)**
Minority Interest in subsidiaries	**1,982**	**2,033**	**1,265**	**(51)**	**717**
Stockholders' Equity of Parent Company	**28,003**	**26,546**	**21,693**	**1,457**	**6,310**
TOTAL LIABILITIES	**298,484**	**255,418**	**206,935**	**43,066**	**91,549**
Deposits	70,433	68,194	55,425	2,239	15,007
Assets under Management	205,342	201,129	176,865	4,213	28,477
Total Deposits + Assets under Management	275,775	269,323	232,291	6,452	43,484

Executive Summary

Consolidated Pro Forma Statement of Income

R$ Million

	3rd Q/07	2nd Q/07	Jan - Sep/07	Jan - Sep/06	Variation 3rd Q/07-2nd Q/07	Variation Jan - Sep/07-Jan - Sep/06
Managerial Financial Margin	**4,825**	**5,250**	**15,059**	**12,211**	**(425)**	**2,848**
• Banking Operations	4,635	4,417	13,421	11,163	219	2,257
• Treasury	(64)	571	875	627	(635)	248
• Management of Foreign Exchange Risk from Investments Abroad	253	262	763	420	(9)	343
Result from Loan Losses	**(1,330)**	**(1,217)**	**(3,813)**	**(3,827)**	**(113)**	**14**
Provision for Loan and Lease Losses	(1,631)	(1,476)	(4,612)	(4,467)	(155)	(145)
Recovery of Credits Written Off as Losses	301	259	799	640	42	159
Net Result from Financial Operations	**3,495**	**4,033**	**11,246**	**8,384**	**(538)**	**2,862**
Other Operating Income (Expenses)	**(914)**	**(1,023)**	**(2,712)**	**(2,209)**	**109**	**(503)**
Banking Service Fees	2,529	2,550	7,500	6,641	(21)	859
Result from Operations of Insurance, Pension Plans and Cap.	310	289	911	813	21	97
Non-interest Expenses	(3,447)	(3,524)	(10,251)	(8,975)	77	(1,277)
Tax Expenses for ISS, PIS and Cofins	(467)	(447)	(1,386)	(1,263)	(20)	(123)
Equity in the Earnings of Associated Companies	36	49	137	136	(13)	1
Other Operating Income	125	61	378	438	65	(61)
Operating Income	**2,580**	**3,010**	**8,534**	**6,175**	**(429)**	**2,359**
Non-operating Income	(9)	(2)	14	43	(7)	(29)
Income before Tax and Profit Sharing	**2,571**	**3,007**	**8,549**	**6,218**	**(436)**	**2,331**
Income Tax and Social Contribution	**(700)**	**(902)**	**(2,488)**	**(1,099)**	**202**	**(1,389)**
Profit Sharing	**(259)**	**(150)**	**(554)**	**(459)**	**(109)**	**(95)**
Minority Interests	**(44)**	**(37)**	**(117)**	**(93)**	**(7)**	**(25)**
Recurring Net Income	**1,569**	**1,919**	**5,389**	**4,568**	**(349)**	**822**
Number of shares outstanding - in thousands	1,197,909	1,200,779	1,197,909	1,176,556	(2,870)	21,354
Book value per share - R$	23.38	22.11	23.38	18.44	1.27	4.94
Net Income per share - R$	1.31	1.60	4.49	4.07	(0.29)	0.42

Executive Summary

Third Quarter of 2007

Results by Segment

Itaubanco

In the third quarter of 2007, Itaubanco's net income totaled R$ 833 million, decreasing by 33.7% compared to the prior quarter. The treasury performance under the highly volatile environment seen in the period was the main driver of the lower segment result. On the other hand, the expansion in the balance of credit transactions helped increase the financial margin of banking transactions by R$ 49 million and expenses associated with credit risk by R$ 70 million, on account of general provisions recorded for doubtful loans. The sale of part of the Bank's investment in Redecard and Serasa, in the current and prior quarters, respectively, brought about a reduction in banking service fees quarter-on-quarter. Without giving effect to this impact, these revenues grew by R$ 41 million, in particular revenues from fund management, credit transactions and sureties given, and revenues from credit cards. Non-interest expenses declined in comparison with the prior quarter, reflecting lower expenses with contributions and donations and with the constitution of provisions for contingences (civil claims). Personnel expenses increased due to provisions of the new Collective Labor Agreement.

Itaú BBA

The financial margin of Itaú BBA banking operations increased by 16.5% from the prior quarter, in particular due to the transfer of Itaú customers to Itaú BBA during September 2007, which represented an additional margin of R$ 17 million in the quarter. The treasury financial margin declined by 29.4% compared to the previous quarter, reflecting the high volatility seen in domestic and international markets driven by the U.S. mortgage credit crisis. The reduced financial margin from management of the exchange risk of investments abroad arose from the lower interest rates on this capital. The result of doubtful loans was a reversal of a R$ 10 million provision in the third quarter, primarily due to reassessments of risk ratings and renegotiation of credits. Banking service fees posted a 25.7% growth from the prior quarter, chiefly on account of revenues from investment banking transactions, as well as the impact of R$ 7 million from the transfer of customers. Non-interest expenses were 9.1% higher than in the prior quarter, while the transfer of customers gave rise to a R$ 6 million impact on Itaú BBA expenses.

Itaucred

In the third quarter of 2007, Itaucred net income grew by 7.6% from the prior period. Once again, such increase is attributable to the significant expansion in the balance of vehicle financing and leasing transactions, leading the managerial financial margin of banking transactions to increase by 5.4% quarter-on-quarter. The higher volume of transactions also helped expenses associated with credit risk to increase by 7.2%. Revenues from services relating to credit analysis and extension went up 8.6% compared to the prior quarter, also driven by the credit expansion. With the increased operating activity of the segment, non-interest expenses rose by 4.6%.

Corporate

Corporate results are essentially associated with financial income from the investment of our excess capital. During the third quarter of 2007, Corporate net income totaled R$ 83 million, a 59.4% increase from the prior quarter, chiefly due to the higher average balance of excess capital over the period.

Executive Summary
Third Quarter of 2007

The pro forma financial statements of Itaubanco, Itaú BBA, Itaucred and Corporate presented below are based on managerial information and more accurately reflect the performance of the different conglomerate business units. Changes in the statements of income of Itaú's segments from the second to the third quarters of 2007 are set out below.

Pro Forma Statement of Income by Segment

R$ Million

	3rd Q/07	2nd Q/07	Variation
Itaubanco			
Managerial Financial Margin	2,859	3,412	(554)
• Banking Operations	2,829	2,779	49
• Treasury	(144)	457	(601)
• Management of Foreign Exchange Risk on Investments Abroad	174	176	(2)
Result from Loan Losses	(820)	(751)	(70)
Banking Service Fees	1,979	2,016	(37)
Non-interest Expenses[1]	(2,594)	(2,712)	119
Income Tax and Social Contribution	(424)	(608)	183
Other[2]	(167)	(102)	(64)
Net Income of Itaubanco (A)	**833**	**1,255**	**(423)**
Itaú BBA			
Managerial Financial Margin	512	502	9
• Banking Operations	352	302	50
• Treasury	81	114	(34)
• Management of Foreign Exchange Risk on Investments Abroad	79	86	(7)
Result from Loan Losses	10	19	(8)
Banking Service Fees	179	142	37
Non-interest Expenses[1]	(217)	(199)	(18)
Income Tax and Social Contribution	(99)	(110)	11
Other[2]	(64)	(52)	(12)
Net Income of Itaú BBA (B)	**321**	**302**	**19**
Itaucred			
Managerial Financial Margin	1,267	1,202	65
Result from Loan Losses	(520)	(485)	(35)
Banking Service Fees	435	401	35
Non-interest Expenses[1]	(595)	(569)	(26)
Income Tax and Social Contribution	(164)	(162)	(2)
Other[2]	(90)	(78)	(12)
Net Income of Itaucred (C)	**333**	**310**	**23**
Corporate			
Managerial Financial Margin	187	133	54
Non-interest Expenses[1]	(43)	(59)	16
Income Tax and Social Contribution	(13)	(22)	10
Other[3]	(49)	(0)	(49)
Net Income of Corporate (D)	**83**	**52**	**31**
NET INCOME OF ITAÚ (A) + (B) + (C) + (D)	**1,569**	**1,919**	**(349)**

(1) Includes Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
(2) Includes the Income from Insurance, Pension Plan and Capitalization Operations, Tax Expenses – ISS, PIS and COFINS, Other Operating Revenues, Non-Operating Income, and Profit Sharing.
(3) Includes Tax Expenses – ISS, PIS and Cofins, Equity in the Earnings of Associated Companies, Other Operating Revenues, Non-Operating Income, Profit Sharing and Minority Interests in Subsidiary Companies.

Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Net Income

Analysis of the Consolidated Net Income

Managerial Financial Margin

The managerial financial margin reached R$ 4,825 million in the third quarter of 2007, representing a R$ 425 million decline from the second quarter, driven by:

Financial Margin of Banking Transactions

During the quarter, the financial margin of banking transactions amounted to R$ 4,635 million, up 5.0% from the prior quarter. To better analyze this change, we have divided the financial margin of banking transactions into two components: financial margin of interest rate-sensitive transactions, and financial margin of spread-sensitive transactions.

Financial Margin of Interest Rate-Sensitive Banking Transactions

The part of the financial margin of banking transactions which is sensitive to interest rates was determined considering that the amount derived by the sum of resources not bearing interest to customers (demand deposits, floating, etc.), net of the assets that also do not generate financial revenues (compulsory deposits, contingent assets, etc.) and aggregated to working capital (stockholders' equity minus permanent assets and tax credits – that also bear no financial cost), are invested at the reference interest rate (opportunity rate - Selic).

In the quarter, the average balance of interest rate-sensitive transactions grew by 17.6%, as a result of the stronger economic activity, with impact on the balance of demand deposits, driving a R$ 90 million increase in the financial margin.

Banking Transactions Sensitive to Variations in Interest Rate

R$ Million

	3rd Q/07	2nd Q/07	Variation	
			Balance	%
Average Balance	28,079	23,887	4,193	17.6%
Financial Margin	781	691	90	13.1%
Annualized Rate	11.1%	11.6%		-0.7p.p.

Annualized Rate of Banking Transactions Sensitive to Variations in Interest Rate


12.5%
12.1%
11.6%
11.1%
4th Q/06
1st Q/07
2nd Q/07
3rd Q/07

Financial Margin of Spread-Sensitive Banking Transactions

To determine this margin, we considered funds obtained from customers (savings deposits, time deposits, etc.), which represents a financial expense for the institution. These funds are invested in a number of assets (credit transactions, financial investments, etc.) and their remuneration represents financial revenue. The financial margin of spread-sensitive transactions corresponds to the difference between the financial revenue earned and the financial expense associated with the funding. Furthermore, it also includes the financial margin from investments of insurance, pension plan and capitalization technical provisions.

In the third quarter of 2007, the average balance of spread-sensitive transactions increased by 1.6%. Such growth was mainly driven by the increase in loan and financing transactions.

Banking Transactions Sensitive to Spreads *R$ Million*

	3rd Q/07	2nd Q/07	Variation	
			Balance	%
Average Balance	134,180	132,106	2,074	1.6%
Financial Margin	3,854	3,726	129	3.5%
Annualized Rate	11.5%	11.3%		0.3p.p.

Annualized Rate of Banking Transactions Sensitive to Spreads


13.4%
12.6%
11.3%
11.5%
4th Q/06
1st Q/07
2nd Q/07
3rd Q/07

Treasury Financial Margin

The Treasury financial margin includes income from financial asset trading through proprietary positions (desks), management of currency, interest and other risk factor gaps, arbitrage opportunities in the foreign and domestic market, and marking to market the financial assets. In the third quarter of 2007, the Treasury financial margin was a loss of R$ 64 million (R$ 40 million, net of tax effects). The confidence crisis in the U.S. mortgage market, starting in July 2007, gave rise to high volatility in the variable income, interest rate and sovereign risk (Embi) markets, with direct impacts on the results of our proprietary positions.

Analysis of the Consolidated Net Income

Financial Margin of Management of Exchange Risk of Investments Abroad

The financial margin of management of exchange risk of investments abroad is also sensitive to changes in interest rates. In the third quarter of 2007, this margin was slightly reduced by R$ 9 million, on account of the decline in the reference interest rate quarter-on-quarter, as shown in the table below.

R$ Million

	3rd Quarter/07				2nd Quarter/07			
	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad (A)	8,633				8,777			
Exchange Variation on Investments Abroad (B)		(323)		(323)		(515)		(515)
Effect of exchange risk management of investments abroad (C) = (D) + (E)		766	(190)	576		1,081	(304)	777
Asset Position in DI (D)	8,633	253		253	8,777	262		262
Liability Position in Foreign Currency (E)	(13,718)	513	(190)	323	(13,947)	819	(304)	515
Managerial Financial Margin of Exchange Risk of Investments Abroad (F) = (B) + (C)		**443**	**(190)**	**253**		**565**	**(304)**	**262**

(circled values) Hedge effect neutralizing the exchange volatility.

The following table provides a detailed view of the margin analysis and the calculation of the annualized rate of the managerial financial margin, which stood at 11.4% in the period, representing a 0.1 percentage point increase from the prior quarter, driven by the above mentioned factors.

Analysis of the Managerial Financial Margin

R$ Million

	3rd Q/07			2nd Q/07		
	Average Balance	Financial Margin	Rate (p.y.)	Average Balance	Financial Margin	Rate (p.y.)
Demand Deposits + Floatings	25,341			23,116		
(-) Compulsory Deposits	(8,853)			(8,369)		
Contingent Liabilities (-) Contingent Assets	1,639			960		
Tax and Social Security Liabilities (-) Deposits in guarantee	6,017			5,942		
(-) Tax Credits	(8,009)			(7,828)		
Working Capital (Equity + Minority Interests - Permanent Assets - Capital Allocated to Treasury)	11,945			10,065		
Interest Rate - Sensitive Banking Transactions (A)	**28,079**	**781**	**11.1%**	**23,887**	**691**	**11.6%**
	Average Balance	Financial Margin	Rate (p.y.)	Average Balance	Financial Margin	Rate (p.y.)
Cash and Cash Equivalents + Interbank Deposits + Securities - Derivative Financial Instruments	34,464			38,173		
Interbank and Interbranch Accounts	8,286			8,632		
Loans, Leasing and Other Credits	99,690			93,364		
(Allowance for Loan Losses)	(7,878)			(7,764)		
Net Foreign Exchange Portfolio (Asset/Liability)	(382)			(299)		
Spread - Sensitive Banking Transactions (B)	**134,180**	**3,854**	**11.5%**	**132,106**	**3,726**	**11.3%**
Banking Operations (A+B)	**162,259**	**4,635**	**11.4%**	**155,993**	**4,417**	**11.3%**
Treasury Financial Margin (C)		**(64)**			**571**	
Management of Foreign Exchange Risk of Investments Abroad (D)	**9,103**	**253**	**11.1%**	**9,052**	**262**	**11.6%**
Total Managerial Financial Margin (A+B+C+D)		**4,825**			**5,250**	
Interest Rate - Sensitive Transactions (A+D)	**37,183**	**1,034**	**11.1%**	**32,939**	**953**	**11.6%**
Spread - Sensitive Transactions (B)	**134,180**	**3,854**	**11.5%**	**132,106**	**3,726**	**11.3%**
Net interest margin (A+B+D)	**171,363**	**4,889**	**11.4%**	**165,045**	**4,678**	**11.3%**

The graph on the side shows the impact from a hypothetical reduction in the benchmark interest rate by one percentage point. In such context, the financial margin of transactions that are sensitive to changes in the benchmark interest rate would decline by R$ 93 million in the quarter, corresponding to R$ 372 million in the year, in the absence of changes in the asset volume or mix.

R$ 37,183 million X 1% = R$ 372 million per year
or
R$ 93 million per quarter

Analysis of the Consolidated Net Income

Results from Loan and Lease Losses

Expenses for Provision for Loan Losses and Recovery of Credits Written-off as Losses

R$ Million

	3rd Q/07			2nd Q/07			Var. (%)
	Provision for Loan Losses	Credit Recoveries	Total	Provision for Loan Losses	Credit Recoveries	Total	Total
Itaubanco	(1,039)	219	(820)	(939)	188	(751)	9.3%
Banking	(913)	197	(716)	(840)	170	(670)	6.8%
Credit Cards - Account Holders	(127)	22	(104)	(99)	19	(80)	30.3%
Itaú BBA	9	1	10	17	1	19	-44.9%
Itaucred	(601)	81	(520)	(555)	70	(485)	7.2%
Vehicles	(279)	40	(239)	(272)	33	(239)	0.1%
Credit Cards - Non-Account Holders	(175)	11	(165)	(145)	11	(134)	22.7%
Taií	(147)	30	(116)	(138)	26	(112)	3.8%
Total	(1,631)	301	(1,330)	(1,476)	259	(1,217)	9.3%

In the third quarter of 2007, results from possible loan losses changed by 9.3% compared to the prior quarter. The provision for doubtful loans in the period was 10.5% higher than in the second quarter of 2007, mostly due to general provisions recorded on account of the fast expansion of the loan and financing portfolio and the performance of overdue transactions. Recoveries by the collection area added up to R$ 301 million in the quarter, corresponding to a R$ 42 million increase compared to the amount recovered in the prior quarter.

Itaú's ongoing efforts to enhance the portfolio risk quality, through actions focused on credit extension and transaction monitoring processes, have enabled the continuing growth in the transaction balance, with a better risk profile.

The delinquency ratio (nonperforming loans) declined by 0.4 percentage point from the prior quarter, standing at 4.7% at the end of the quarter. Once again, this performance was enabled by the significant expansion in the total credit portfolio balance, coupled to the credit policies implemented over the few past quarters. Changes in the credit portfolio performance indicators (delinquency ratio) of Itaubanco and Itaú BBA are partly associated with the reassessment of customers' profiles and potentials. During the quarter, the provision in excess of the minimum required by the banking authorities remained stable, totaling R$ 2,150 million.

Nonperforming Loans

R$ Million

	Sep 30, 07	Jun 30, 07	Mar 31, 07
Total *Nonperforming Loans* (a)	4,870	4,882	4,599
Credit Portfolio (b)	103,832	95,548	91,180
NPL Ratio [(a) / (b)] x 100	4.7%	5.1%	5.0%

(a) Loans overdue for more than 60 days and without generation of revenues on the accrual basis.
(b) Endorsements and sureties not included.

It should be noted that the nonperforming loan index considers the total amount (sum of due and not yet due installments) of all credit transactions having at least one installment more than 60 days overdue, irrespective of the collateral. The breakdown per installment of amounts paid upon maturity and overdue in the credit portfolio can be found in Note 7 A-II to the Financial Statements.

Analysis of the Consolidated Net Income

Nonperforming loan ratios for our segments and sub-segments are shown below.

Nonperforming Loans by Segment

R$ Million

	Sep 30, 07			Jun 30, 07	Mar 31, 07	Dec 31, 06
	NPL	Portfolio	NPL Ratio	NPL Ratio	NPL Ratio	NPL Ratio
Itaubanco	**2,553**	**42,162**	**6.1%**	**6.5%**	**6.8%**	**7.7%**
Banking	2,264	37,005	6.1%	6.6%	6.9%	8.1%
Credit Cards - Account Holders	289	5,157	5.6%	5.8%	5.7%	5.2%
Itaú BBA	**16**	**26,024**	**0.1%**	**0.3%**	**0.1%**	**0.7%**
Itaucred	**2,301**	**35,647**	**6.5%**	**6.4%**	**6.1%**	**5.7%**
Vehicles	1,572	27,571	5.7%	5.4%	5.1%	4.8%
Credit Cards - Non-Account Holders	241	3,827	6.3%	7.0%	6.5%	5.5%
Taii - FIT/FIC/FAI	475	1,796	26.5%	24.4%	28.7%	26.1%
Taii - Payroll Credit	13	2,453	0.5%	0.7%	0.5%	0.4%
Total	4,870	103,832	4.7%	5.1%	5.0%	5.3%

Nonperforming loans are all credit operations, having collaterals or not, with at least one installment overdue for more than 60 days.

Portfolio by Segment and Risk Level (*)

R$ Million

Risk Level	Sep 30, 07 Itaubanco	Sep 30, 07 Itaú BBA	Sep 30, 07 Itaucred	Sep 30, 07 Consolidated	Jun 30, 07 Itaubanco	Jun 30, 07 Itaú BBA	Jun 30, 07 Itaucred	Jun 30, 07 Consolidated
AA	5,212	18,225	38	23,475	4,565	17,912	27	22,504
A	15,996	11,770	25,040	52,806	15,208	10,284	21,670	47,162
B	12,213	3,683	6,139	22,035	10,966	3,029	5,669	19,664
C	2,829	407	1,887	5,123	2,552	465	1,772	4,789
D	2,355	87	794	3,236	2,209	163	785	3,157
E	1,809	28	465	2,302	1,706	57	448	2,211
F	1,334	31	306	1,670	1,522	11	307	1,839
G	404	0	234	639	389	0	216	606
H	1,898	23	864	2,785	2,161	19	709	2,889
Total	**44,049**	**34,255**	**35,767**	**114,071**	**41,277**	**31,940**	**31,604**	**104,821**

(*) Endorsement and Sureties Included

Coverage Ratio (*)



200%
192%
181%
164%
169%
168%
166%
162%
161%
Sep/05
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07

(*) Provision for Loans and Lease Losses/Total Nonperforming Loans.

The coverage ratio, derived by dividing the balance of the allowance for doubtful loans by the balance of credits more than 60 days overdue, remained stable quarter-on-quarter, at 161%.

Abnormal Portfolio (*)

R$ Million

	Sep 30, 07	Jun 30, 07	Mar 31, 07	Dec 31, 06	Sep 30, 06
Abnormal Portfolio	8,215	8,396	7,905	6,943	6,817
Provision for Loan Losses	(7,842)	(7,914)	(7,614)	(7,431)	(7,052)
Difference	(373)	(482)	(291)	487	235

(*) Abnormal Portfolio is the total of loans with installments overdue for more than 15 days.

Abnormal course loans are all credit operations, having collaterals or not, with at least one installment overdue for more 15 days.

Analysis of the Consolidated Net Income

Banking Service Fees

R$ Million

		3rd Q/07	2nd Q/07	Jan-Sep/07	Jan-Sep/06	Variation 3rdQ/07 - 2ndQ/07	Variation J-S/07 - J-S/06
Asset Management		**521**	**504**	**1,508**	**1,504**	**18**	**4**
Funds Management Fees	A	510	492	1,475	1,452	18	23
Consortia Management Fees		11	12	33	52	(0)	(19)
Current Account Services	B	**373**	**406**	**1,184**	**1,139**	**(34)**	**45**
Loan Operations and Guarantees Provided		**580**	**545**	**1,622**	**1,203**	**35**	**419**
Loan Operations	C	543	513	1,523	1,118	30	405
Guarantees Provided		36	32	98	85	5	13
Receipt Services		**237**	**229**	**688**	**659**	**8**	**29**
Collection Fees		122	118	355	337	4	18
Interbank Charges (Securities, Checks and Wire)		58	59	175	161	(0)	14
Tax Collection Services		57	53	158	161	4	(3)
Credit Cards	D	**581**	**556**	**1,682**	**1,433**	**25**	**249**
Other		**238**	**232**	**649**	**452**	**5**	**197**
Foreign Exchange Services		12	13	47	23	(1)	24
Brokerage	E	73	100	240	172	(27)	68
Consultation to Serasa		1	4	5	6	(2)	(1)
Custody Services and Management of Portfolio		34	30	89	63	4	25
Financial and Economic Advisory Services	F	45	32	88	60	13	27
Other Services		72	53	181	127	18	53
Subtotal		**2,529**	**2,472**	**7,333**	**6,390**	**57**	**943**
Adjustments for Comparability		-	**77**	**167**	**251**	**(77)**	**(84)**
Interest in Redecard	G	-	35	67	94	(35)	(27)
Interest in Serasa	H	-	42	100	157	(42)	(56)
Total		**2,529**	**2,550**	**7,500**	**6,641**	**(21)**	**859**

The main changes were driven by:

A) Organic growth driven by the higher number of business days.

B) Effect of the service fee reduction campaign in connection with the customer loyalty policy, responsible for the addition of approximately 200 thousand new active customers.

C) Increase of 5.9% from the higher volume of vehicle financing and leasing transactions.

D) Increased volume of transactions.

E) The main drivers of the 27.0% drop were the decreased volumes of primary offers of shares and ADRs.

F) Increased volume of Investment Banking services.

Number of Active Clients (*) and Current Accounts



In Million
12.2
14.7
12.5
14.7
12.6
14.8
12.6
15.0
12.6
15.1
12.9
15.5
13.0
16.0
13.2
16.3
13.4
16.5
Sep/05
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Active Clients
Current Accounts

(*) Conceptually, a client (represented by a CPF/CNPJ number) is considered active when performing one or more transactions in a current account in the last six months or having an average account balance not null.

In September, for the second consecutive month, Itaú posted a record high number of new current accounts opened by individuals, with over 168 thousand additions. The acquisition of new customers is one of Itaú's major challenges, and its accomplishments in this regard are in part attributable to the business strategy of reducing current account service fees.

Adjustments for Comparability

Revenues from banking fees declined by 0.8% from the prior quarter, driven by:

G) Reduction in Itaú's shareholding in Redecard from 31.9% to 23.2%. The 8.7 p.p. reduction represented R$ 35 million in the second quarter of 2007.

H) The results of Serasa are recorded on the equity method of accounting as from June 2007.

Banking Service Fees



R$ Million
Adjustments for Comparability
1,971
2,121
2,121
2,234
2,286
2,456
2,421
2,550
2,529
77
1,971
2,121
2,121
2,234
2,286
2,456
2,421
2,472
2,529
3Q/05
4Q/05
1Q/06
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07

Non-interest Expenses

R$ Million

		3rdQ/07	2ndQ/07	Jan-Sep/07	Jan-Sep/06	Variation 3rdQ/07 - 2ndQ/07	Variation J-S/07 - J-S/06
Personnel Expenses		**(1,375)**	**(1,341)**	**(3,968)**	**(3,574)**	**(35)**	**(394)**
Compensation	A	(794)	(777)	(2,292)	(2,013)	(17)	(279)
Charges		(228)	(226)	(661)	(606)	(2)	(55)
Welfare Benefits	B	(209)	(196)	(591)	(516)	(13)	(75)
Training		(21)	(25)	(56)	(50)	5	(6)
Severance Pay and Labor Claims		(124)	(116)	(368)	(388)	(8)	21
Other Administrative Expenses		**(1,570)**	**(1,624)**	**(4,734)**	**(4,153)**	**53**	**(580)**
Data Processing and Telecommunication	D	(391)	(380)	(1,169)	(975)	(11)	(194)
Depreciation and Amortization		(156)	(174)	(497)	(459)	18	(38)
Facilities		(215)	(220)	(650)	(588)	6	(61)
Third-Party Services		(285)	(297)	(859)	(722)	12	(137)
Financial System Service		(142)	(139)	(410)	(316)	(3)	(94)
Advertising, Promotions and Publications	E	(132)	(114)	(333)	(336)	(18)	3
Transportation		(62)	(63)	(186)	(169)	1	(18)
Materials		(43)	(50)	(142)	(152)	7	10
Security		(52)	(51)	(153)	(125)	(1)	(28)
Legal		(8)	(10)	(35)	(50)	2	15
Travel		(18)	(20)	(52)	(46)	2	(6)
Others	C	(68)	(106)	(247)	(217)	38	(30)
Other Operating Expenses		**(388)**	**(460)**	**(1,225)**	**(973)**	**72**	**(252)**
Provision for contingencies	F	(125)	(277)	(506)	(286)	152	(219)
Tax and Social Security		(26)	(54)	(75)	(14)	28	(61)
Civil Lawsuits		(100)	(206)	(419)	(271)	106	(148)
Others		1	(17)	(12)	(2)	17	(10)
Selling - Credit Cards	G	(140)	(117)	(351)	(260)	(22)	(90)
Claims		(44)	(38)	(121)	(135)	(6)	14
Others	H	(79)	(28)	(247)	(291)	(51)	44
Tax Expenses		**(114)**	**(100)**	**(325)**	**(275)**	**(14)**	**(50)**
CPMF	I	(85)	(55)	(214)	(187)	(29)	(26)
Other taxes		(29)	(44)	(112)	(88)	15	(24)
Total Non-Interest Expenses		**(3,447)**	**(3,524)**	**(10,251)**	**(8,975)**	**77**	**(1,276)**

In the third quarter of 2007, non-interest expenses declined by 2.2% compared to the second quarter of the year, essentially on account of decreased Other Administrative Expenses and Other Operating Expenses.

Personnel Expenses

Personnel Expenses grew 2.6% from the prior quarter. In particular:

A) Under the Collective Labor Agreement of September 2007, bank employees' salaries were adjusted by 6.0%;

B) Also under the Agreement, the employees' Food Payment benefit was expanded to include an additional (13th) staple basket, with an impact of approximately R$ 9 million.

Other Administrative Expenses

Other Administrative Expenses declined by 3.3%, mostly affected by:

C) Donations to foster social and cultural activities during the second quarter.

The decline was partly offset by:

D) Higher postal expenses targeted at credit card customers;

E) Higher concentration of advertising television campaigns, in particular institutional, credit card and service fee reduction campaigns, during the third quarter.

Number of Employees (*)



49,546
51,036
51,765
53,277
58,885
59,921
62,421
63,164
63,743
Sep/05
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07

(*) - Includes Credicard Itaú employees as from Jun/06.
- Includes BKB employees as from Sep/06.
- Includes Chile and Uruguay employees as from Mar/07.
- Does not include 1,867 employees of Facilita, which is only 50% consolidated.

Other Operating Expenses

The main drivers of the 15.7% reduction from the second quarter of 2007 were:

F) Setting up of ad-hoc provision for civil and tax claims in the second quarter.

And in part compensated by:

G) Increased expenses from credit card sales efforts;

H) Higher expenses in the third quarter from foreign operations, mostly in Europe.

Tax Expenses for CPMF and Other Taxes

The 14.3% increase seen in the quarter was mainly driven by:

I) Higher CPMF on the reinvestment of funds from issuance of debentures carried out by the leasing companies.

Coverage Ratio of Non-Interest Expenses (*)

The 1 p.p. increase in the coverage ratio was driven by the 2.2% decline in total non-interest expenses. Considering only personnel expenses, the coverage ratio decreased by 6 p.p., reflecting the 2.6% growth in personnel expenses during the quarter.



186%
203%
187%
201%
181%
196%
193%
190%
184%
76%
73%
76%
79%
70%
73%
74%
72%
73%
100%
3Q/05
4Q/05
1Q/06
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07
Non-interest Expenses
Personnel Expenses

(*) Calculated by dividing Banking Service Fees by Personnel Expenses and Non-Interest Expenses (Personnel Expenses, Other Administrative Expenses, Other Operating Expenses and Tax Expenses for CPMF and Other Taxes).

Efficiency Ratio (*)

Adverse impacts from treasury results led to a 1.3 p.p. increase in the Efficiency Ratio compared to the second quarter of the year despite the reduction on non-interest expenses. Regardless of the increase, the ratio remained below the 2006 average.



50.5%
50.1%
47.3%
45.7%
49.8%
47.4%
44.1%
45.8%
47.1%
3Q/05
4Q/05
1Q/06
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07

Ratio of Non-Interest Expenses to Total Asset Average (*)

The continued improvement over the quarters is a result of acquisitions and the bank's organic growth. It should be pointed out that expenses have increased at a lower rate than assets, reflecting the cost control policy in place and synergies captured.



7.3%
8.0%
7.0%
7.0%
6.8%
6.5%
5.6%
5.5%
5.0%
3Q/05
4Q/05
1Q/06
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07

(*) Division of Non-interest Expenses by the arithmetic average of total assets for the two past quarters (annualized).

(*) Efficiency Ratio = Non-Interest Expenses (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses for CPMF and Other Taxes) / (Managerial Financial Margin + Banking Service Fees + Operating Result of Insurance, Capitalization and Pension Plans + Other Operating Income + Tax Expenses for PIS/COFINS/ISS)

Volume of Self-Service Transactions

(Quantity in Million)

Period	ATM		Automated Programmed Debit	Contact Centers		Home & Office Banking	Purchases using Debit Card	Total
	Usual Transaction	Warning (*)		Interactive Voice Response	Customer Service Agent			
2002	**946**	**192**	**284**	**179**	**52**	**344**	**89**	**2,086**
2003	**1,033**	**586**	**302**	**188**	**53**	**440**	**121**	**2,723**
2004	**1,074**	**692**	**322**	**170**	**48**	**525**	**158**	**2,987**
2005	**1,108**	**656**	**375**	**173**	**67**	**646**	**203**	**3,228**
2006	**1,141**	**602**	**394**	**167**	**57**	**744**	**239**	**3,343**
1stQ/06	284	156	99	43	16	178	56	831
2ndQ/06	274	147	99	42	14	178	56	811
3rdQ/06	290	148	97	40	14	190	59	838
4thQ/06	294	151	99	41	14	198	68	864
2007	**876**	**415**	**299**	**118**	**46**	**639**	**199**	**2,592**
1stQ/07	300	142	100	40	15	206	63	867
2ndQ/07	287	141	99	39	15	216	66	862
3rdQ/07	288	132	100	39	16	218	70	863

(*) Transaction through warning screen on ATM.

Analysis of the Consolidated Net Income

History of Numbers of Points of Service (*)



25,139
25,847
26,203
26,414
26,793
27,313
27,325
27,538
27,920
55
162
688
710
766
834
838
839
1,046
776
783
791
779
768
780
749
747
759
2,304
2,391
2,408
2,423
2,511
2,603
2,637
2,678
2,691
21,552
22,023
22,316
22,502
22,748
23,096
23,101
23,274
23,424
Sep/05
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
ATM
Branches
Customer Service Branches (CSB)
Taií

(*) Includes Banco Itaú Buen Ayre and Banco Itaú BBA. As from Sep/06, considers BkB information and as from Mar/07, Chile and Uruguay companies.

During this quarter, 382 new customer service points were added to Itaú's network, including 150 new ATMs. The growth of Taií's number of points is due to the beginning of its electronic presence in Pão de Açúcar Group stores.

Internet Banking Clients

In Millions



1.8
4.1
1.9
4.2
1.9
4.4
1.9
4.5
1.9
4.6
1.9
4.8
2.0
4.9
2.1
5.2
2.1
5.3
Sep/05
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Customers who used the service during the month
Registred Customers

The number of Internet Banking users grew in line with historical levels, both in terms of registered customers and number of accesses.

Tax Expenses for ISS, PIS and Cofins

In the third quarter of 2007 our tax expenses totaled R$ 467 million up 4.5% in relation to the R$ 447 million expense occurred in the second quarter. Such increase was mainly due to the fact the in this period the effect of PIS and Cofins levied on the results of derivatives taxed under the cash system (Law 11051/04) verified in the last quarter didn't repeat.

Income Tax and Social Contribution

The reduction on Income Tax (IR) and Social Contribution on Net Income (CSLL) expenses is mainly associated to the decreasing of operating results as well as to the impact of R$ 57 million result from the provisioning of R$ 169 million of interest on own capital.
This value is amount to reach the limit to deduction of interest on own capital allowed by fiscal law.

R$ Million

	3rd Q/07	2nd Q/07	Variation
Result before Income Tax (IR) and Social Contribution (CSLL)	**3,952**	**3,453**	**499**
(+) Result from non-recurring events **(see page 5)**	**(1,249)**	**(230)**	**(1,019)**
(=) Recurring Result before IR and CSLL	**2,702**	**3,223**	**(520)**
Income Tax and Social Contribution at the rates of 25% and 9% respectively (A)	**(919)**	**(1,096)**	**177**
(Inclusions) Exclusions and Other (B)	**59**	**(68)**	**128**
Exchange Variation on Investments Abroad	(111)	(163)	52
Interest on Own Capital	57	(1)	58
Constitution of Tax Credit on Goodwill	-	-	-
Dividends, Interest on External Debt Bonds and Tax Incentives	91	74	17
Other	22	22	0
Subtotal (C) = (A) + (B)	**(859)**	**(1,164)**	**304**
Exclusion of Exchange Variation on Investments Abroad (D)	(1)	(3)	2
Exclusion of Tax Effects of Hedge on Investments Abroad (E)	161	266	(106)
Income Tax and Social Contribution (C)+(D)+(E)	**(700)**	**(902)**	**202**

Deferred tax assets as a percentage of stockholders' equity stood at 28.8% in the third quarter of 2007 maintaining the declining trend in relation to the previous quarter.

Deferred Tax Assets x Stockholders' Equity (%)



70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
57.7%
53.3%
49.8%
47.5%
43.3%
41.9%
38.2%
36.4%
33.0%
34.3%
34.6%
34.8%
31.9%
32.3%
31.1%
35.2%
31.2%
30.8%
30.0%
28.8%
Dec/02
Mar/03
Jun/03
Sep/03
Dec/03
Mar/04
Jun/04
Sep/04
Dec/04
Mar/05
Jun/05
Sep/05
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07

Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements

Allocated Capital

The pro forma financial information was adjusted so as to evidence the impacts associated with the allocation of capital based on a proprietary model that considers the credit, market and operating risks, in addition to the regulatory model and the level of fixed asset formation.

This enables the determination of Risk-Adjusted Return on Capital (Raroc), a performance measure consistently adjusted to the capital required to support the risk of asset and liability positions taken.

Adjustments made to the balance sheet and statement of income for the year are based on the business units' managerial information.

The Corporate column shows the results associated with excess capital and subordinated debt, as well as equity in the earnings of companies not pertaining to any one segment. Furthermore, the Corporate column includes the adjustment for Minority Interests in Subsidiaries and Extraordinary Results.

The tax effects of the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to the individual segments in proportion to the amount of Tier I capital, while the financial statements were adjusted in order to replace net book value with market level funding. The financial statements were then adjusted to include revenues associated with the allocated capital. Finally, the cost of subordinated debt and related remuneration at market prices were allocated to the segments on a pro rata basis, in accordance with Tier I allocated capital.

The diagram below shows the changes introduced in the financial statements to reflect the impacts of capital allocation.


Return on Stockholders' Equity
Net Income
Stockholders' Equity
Adjustments to the Financial Statements
Adjustment in the Financial Statements to replace the net book value of Stockholders' Equity and Subordinated Debt with funding at market prices.
The financial statements were adjusted to include allocated capital (Tier I and II) based on proprietary models, as well as their respective revenues (CDI) and expenses (cost of subordinated debt).
Return on Allocated Tier I Capital
Pro Forma Net Income
Allocated Tier I Capital

Pro Forma Financial Statements per Segment

The pro forma financial statements of Itaubanco, Itaú BBA and Itaucred presented below are based on managerial models, to be better reflect the performance of the businesses units.

On September 30, 2007

R$ Million

ASSETS	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Assets	**243,059**	**105,707**	**35,001**	**7,234**	**294,692**
Cash and Cash Equivalents	4,226	455	-	102	4,681
Short-term Interbank Deposits	102,347	46,034	-	639	61,965
Short-term Interbank Deposits - Intercompany	40,501	39,720	-	-	-
Other	61,845	6,314	-	639	61,965
Securities	39,049	23,069	-	6,058	64,513
Interbank and Interbranch Accounts	17,371	29	-	0	17,373
Loans	42,162	26,024	35,647	-	103,832
(Allowance for Loan Losses)	(4,940)	(374)	(2,527)	-	(7,842)
Other Assets	42,845	10,471	1,882	435	50,169
Foreign Exchange Portfolio	23,100	7,726	-	-	25,400
Others	19,744	2,745	1,882	435	24,769
Permanent Assets	**2,644**	**145**	**124**	**878**	**3,792**
TOTAL ASSETS	**245,703**	**105,852**	**35,125**	**8,113**	**298,484**

LIABILITIES	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Liabilities	**231,542**	**99,388**	**31,810**	**1,991**	**268,422**
Deposits	91,007	54,031	6	-	70,433
Deposits - Intercompany	28,035	40,501	-	-	-
Other	62,972	13,530	6	-	70,433
Securities Repurchase Agreements	46,436	15,478	27,109	-	76,393
Securities Repurchase Agreements - Intercompany	11,685	593	-	-	-
Other	34,751	14,886	27,109	-	76,393
Funds from Acceptances and Issue of Securities	6,968	997	(0)	-	7,327
Interbank and Interbranch Accounts	2,461	1,572	0	-	4,006
Borrowings and On-Lendings	5,471	10,333	220	-	16,024
Derivative Financial Instruments	2,667	4,349	-	0	4,603
Other Liabilities	54,067	12,627	4,474	1,991	67,170
Foreign Exchange Portfolio	23,266	8,044	-	-	25,884
Others	30,801	4,584	4,474	1,991	41,286
Technical Provisions of Insurance, Capitalization and Pension Plans	22,466	-	-	-	22,466
Deferred Income	**55**	**22**	**-**	**-**	**77**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**1,982**	**1,982**
Allocated Capital Tier I	**14,106**	**6,442**	**3,315**	**4,140**	**28,003**
TOTAL LIABILITIES	**245,703**	**105,852**	**35,125**	**8,113**	**298,484**

NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Pro Forma Financial Statement by Segment

R$ Million

3rd Quarter/07	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Managerial Financial Margin	**2,859**	**512**	**1,267**	**187**	**4,825**
• Banking Operations	2,829	352	1,267	187	4,635
• Treasury	(144)	81	-	-	(64)
• Management of Foreign Exchange Risk from Investments Abroad	174	79	-	-	253
Result from Loan Losses	**(820)**	**10**	**(520)**	**-**	**(1,330)**
Provision for Loan and Lease Losses	(1,039)	9	(601)	-	(1,631)
Recovery of Credits Written Off as Losses	219	1	81	-	301
Net Result from Financial Operations	**2,038**	**522**	**747**	**187**	**3,495**
Other Operating Income / (Expenses)	**(549)**	**(72)**	**(246)**	**(46)**	**(914)**
Banking Service Fees	1,979	179	435	(63)	2,529
Operating Result of Insurance, Pension Plans and Capitalization	293	(0)	17	-	310
Non-interest Expenses	(2,594)	(217)	(595)	(43)	(3,447)
Tax Expenses for ISS, PIS and COFINS	(302)	(47)	(110)	(8)	(467)
Equity in the Earnings of Associated Companies	-	(0)	-	36	36
Other Operating Income	76	14	6	31	125
Operating Income	**1,489**	**450**	**501**	**141**	**2,580**
Non-operating Income	(12)	1	(0)	2	(9)
Income Before Tax and Profit Sharing	**1,478**	**451**	**501**	**142**	**2,571**
Income Tax and Social Contribution	**(424)**	**(99)**	**(164)**	**(13)**	**(700)**
Profit Sharing	**(221)**	**(32)**	**(3)**	**(3)**	**(259)**
Minority Interests	**-**	**-**	**-**	**(44)**	**(44)**
Net Income	**833**	**321**	**333**	**83**	**1,569**
(RAROC) - Return on Average Tier I Allocated Capital	**25.1%**	**21.6%**	**40.2%**	**7.0%**	**23.0%**
Efficiency Ratio	**52.9%**	**33.1%**	**36.8%**	**28.9%**	**47.1%**

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Pro Forma Financial Statements by Segment

On June 30, 2007

R$ Million

ASSETS	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Assets	**205,100**	**84,964**	**30,806**	**9,136**	**251,644**
Cash and Cash Equivalents	3,781	444	-	106	4,225
Short-term Interbank Deposits	71,963	37,065	-	1,273	38,721
Short-term Interbank Deposits - Intercompany	38,442	31,170	-	-	-
Other	33,521	5,895	-	1,273	38,721
Securities	37,560	20,172	-	7,248	62,041
Interbank and Interbranch Accounts	16,898	27	-	1	16,905
Loans	43,429	20,626	31,492	-	95,548
(Allowance for Loan Losses)	(5,544)	(277)	(2,093)	-	(7,914)
Other Assets	37,014	6,906	1,406	508	42,120
Foreign Exchange Portfolio	17,987	4,710	-	-	19,036
Others	19,027	2,197	1,406	508	23,084
Permanent Assets	**2,652**	**146**	**145**	**830**	**3,773**
TOTAL ASSETS	**207,752**	**85,110**	**30,951**	**9,966**	**255,418**

LIABILITIES	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Liabilities	**195,240**	**79,669**	**27,638**	**2,578**	**226,765**
Deposits	84,618	44,978	6	-	68,194
Deposits - Intercompany	21,530	38,442	-	-	-
Other	63,088	6,536	6	-	68,194
Securities Repurchase Agreements	26,205	11,062	23,051	-	49,950
Securities Repurchase Agreements - Intercompany	9,640	699	-	-	-
Other	16,565	10,362	23,051	-	49,950
Funds from Acceptances and Issue of Securities	7,508	1,016	(0)	-	7,899
Interbank and Interbranch Accounts	2,350	1,762	-	-	4,091
Borrowings and On-Lendings	4,221	8,740	209	-	13,170
Derivative Financial Instruments	2,449	3,735	-	-	4,160
Other Liabilities	46,379	8,377	4,372	2,578	57,791
Foreign Exchange Portfolio	18,169	4,809	-	-	19,317
Others	28,210	3,568	4,372	2,578	38,475
Technical Provisions of Insurance, Capitalization and Pension Plans	21,510	-	-	-	21,510
Deferred Income	**57**	**17**	**-**	**-**	**74**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**2,033**	**2,033**
Allocated Capital Tier I	**12,454**	**5,425**	**3,313**	**5,354**	**26,546**
TOTAL LIABILITIES	**207,752**	**85,110**	**30,951**	**9,966**	**255,418**

NB: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Pro Forma Financial Statement by Segment

R$ Million

2nd Quarter/07	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Managerial Financial Margin	**3,412**	**502**	**1,202**	**133**	**5,250**
• Banking Operations	2,779	302	1,202	133	4,417
• Treasury	457	114	-	-	571
• Management of Foreign Exchange Risk from Investments Abroad	176	86	-	-	262
Result from Loan Losses	**(751)**	**19**	**(485)**	**-**	**(1,217)**
Provision for Loan and Lease Losses	(939)	17	(555)	-	(1,476)
Recovery of Credits Written Off as Losses	188	1	70	-	259
Net Result from Financial Operations	**2,662**	**521**	**717**	**133**	**4,033**
Other Operating Income / (Expenses)	**(676)**	**(82)**	**(242)**	**(24)**	**(1,023)**
Banking Service Fees	2,016	142	401	0	2,550
Operating Result of Insurance, Pension Plans and Capitalization	271	0	17	-	289
Non-interest Expenses	(2,712)	(199)	(569)	(59)	(3,524)
Tax Expenses for ISS, PIS and COFINS	(300)	(34)	(100)	(13)	(447)
Equity in the Earnings of Associated Companies	-	(0)	-	49	49
Other Operating Income	50	9	8	(1)	61
Operating Income	**1,986**	**439**	**475**	**110**	**3,010**
Non-operating Income	(7)	(0)	(0)	4	(2)
Income Before Tax and Profit Sharing	**1,980**	**439**	**475**	**114**	**3,007**
Income Tax and Social Contribution	**(608)**	**(110)**	**(162)**	**(22)**	**(902)**
Profit Sharing	**(117)**	**(27)**	**(3)**	**(2)**	**(150)**
Minority Interests	-	-	-	**(37)**	**(37)**
Net Income	**1,255**	**302**	**310**	**52**	**1,919**
(RAROC) - Return on Average Tier I Allocated Capital	**40.8%**	**23.8%**	**39.6%**	**3.9%**	**29.8%**
Efficiency Ratio	**49.8%**	**32.1%**	**37.2%**	**49.3%**	**45.8%**

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Pro Forma Financial Statements by Subsegment

The pro forma financial statements of the sub-segments: Branch Banking, Credit Cards – Account Holders, Insurance, Pension Plans, Annuities and Capitalization, and Fund Management and Managed Portfolios presented bellow were adjusted so as to evidence the impacts associated with the allocation of capital in each of those subsegments .

On September 30, 2007

R$ Million

ASSETS	Itaubanco			
	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Consolidated
Current and Long-Term Assets	**209,758**	**7,479**	**25,822**	**243,059**
Cash and Cash Equivalents	4,005	175	46	4,226
Short-term Interbank Deposits	102,029	318	-	102,347
Securities	15,048	405	23,596	39,049
Interbank and Interbranch Accounts	17,371	-	-	17,371
Loans	37,005	5,157	-	42,162
(Allowance for Loan Losses)	(4,417)	(524)	-	(4,940)
Other Assets	38,717	1,948	2,179	42,845
Permanent Assets	**2,402**	**48**	**195**	**2,644**
TOTAL ASSETS	**212,159**	**7,526**	**26,017**	**245,703**

R$ Million

LIABILITIES	Itaubanco			
	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Consolidated
Current and Long-Term Liabilities	**200,401**	**6,894**	**24,247**	**231,542**
Deposits	91,007	-	-	91,007
Securities Repurchase Agreements	46,436	-	-	46,436
Funds from Acceptances and Issue of Securities	6,968	-	-	6,968
Interbank and Interbranch Accounts	2,461	-	-	2,461
Borrowings and On-Lendings	5,387	83	-	5,471
Derivative Financial Instruments	2,667	-	-	2,667
Other Liabilities	45,475	6,811	1,781	54,067
Technical Provisions of Insurance, Pension Plans and Capitalization	-	-	22,466	22,466
Deferred Income	**49**	**5**	**-**	**55**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**-**
Allocated Capital Tier I	**11,709**	**627**	**1,770**	**14,106**
TOTAL LIABILITIES	**212,159**	**7,526**	**26,017**	**245,703**

Consolidated Pro Forma Financial Statement by Subsegment

R$ Million

3rd QUARTER/07	Itaubanco				
	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Investment Funds and Managed Portfolios	Consolidated
Managerial Financial Margin	**2,461**	**286**	**112**	**-**	**2,859**
• Banking Operations	2,431	286	112	-	2,829
• Treasury	(144)	-	-	-	(144)
• Management of Foreign Exchange Risk from Investments Abroad	174	-	-	-	174
Result from Loan Losses	**(716)**	**(104)**	**-**	**-**	**(820)**
Provision for Loan and Lease Losses	(913)	(127)	-	-	(1,039)
Recovery of Credits Written Off as Losses	197	22	-	-	219
Net Result from Financial Operations	**1,745**	**181**	**112**	**-**	**2,038**
Other Operating Income/(Expenses)	**(846)**	**13**	**150**	**133**	**(549)**
Banking Service Fees	974	387	80	537	1,979
Transfer to Banking	208	-	-	(208)	-
Operating Result of Insurance, Pension Plans and Capitalization	20	11	262	-	293
Non-interest Expenses	(1,911)	(348)	(171)	(164)	(2,594)
Tax Expenses for ISS, PIS and Cofins	(202)	(46)	(23)	(32)	(302)
Other Operating Income	64	9	2	-	76
Operating Income	**899**	**195**	**262**	**133**	**1,489**
Non-operating Income	(18)	(0)	6	-	(12)
Income Before Tax and Profit Sharing	**881**	**195**	**268**	**133**	**1,478**
Income Tax and Social Contribution	**(226)**	**(65)**	**(88)**	**(45)**	**(424)**
Profit Sharing	**(164)**	**(14)**	**(3)**	**(39)**	**(221)**
Net Income	**491**	**115**	**177**	**49**	**833**
(RAROC) - Return on Average Tier I Allocated Capital	**18.0%**	**70.2%**	**40.8%**		**25.1%**
Efficiency Ratio	**54.2%**	**53.8%**	**39.5%**		**52.9%**

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Pro Forma Financial Statements by Subsegment

On June 30, 2007

R$ Million

ASSETS	Itaubanco Branch Banking	Itaubanco Credit Cards - Account Holders	Itaubanco Insurance, Pension Plans and Capitalization	Consolidated
Current and Long-Term Assets	**174,339**	**6,051**	**24,710**	**205,100**
Cash and Cash Equivalents	3,650	87	44	3,781
Short-term Interbank Deposits	71,811	152	-	71,963
Securities	14,369	620	22,571	37,560
Interbank and Interbranch Accounts	16,898	-	-	16,898
Loans	38,798	4,632	-	43,429
(Allowance for Loan Losses)	(4,936)	(608)	-	(5,544)
Other Assets	33,751	1,168	2,095	37,014
Permanent Assets	**2,396**	**59**	**197**	**2,652**
TOTAL ASSETS	**176,735**	**6,110**	**24,907**	**207,752**

R$ Million

LIABILITIES	Itaubanco Branch Banking	Itaubanco Credit Cards - Account Holders	Itaubanco Insurance, Pension Plans and Capitalization	Consolidated
Current and Long-Term Liabilities	**166,629**	**5,415**	**23,196**	**195,240**
Deposits	84,618	-	-	84,618
Securities Repurchase Agreements	26,205	-	-	26,205
Funds from Acceptances and Issue of Securities	7,508	-	-	7,508
Interbank and Interbranch Accounts	2,350	-	-	2,350
Borrowings and On-Lendings	4,107	114	-	4,221
Derivative Financial Instruments	2,449	-	-	2,449
Other Liabilities	39,392	5,301	1,686	46,379
Technical Provisions of Insurance, Pension Plans and Capitalization	-	-	21,510	21,510
Deferred Income	**50**	**7**	**-**	**57**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**-**
Allocated Capital Tier I	**10,056**	**688**	**1,711**	**12,454**
TOTAL LIABILITIES	**176,735**	**6,110**	**24,907**	**207,752**

Consolidated Pro Forma Financial Statement by Subsegment

R$ Million

2nd QUARTER/07	Itaubanco Branch Banking	Itaubanco Credit Cards - Account Holders	Itaubanco Insurance, Pension Plans and Capitalization	Itaubanco Investment Funds and Managed Portfolios	Consolidated
Managerial Financial Margin	**2,948**	**303**	**161**	-	**3,412**
• Banking Operations	2,315	303	161	-	2,779
• Treasury	457	-	-	-	457
• Management of Foreign Exchange Risk from Investments Abroad	176	-	-	-	176
Result from Loan Losses	**(670)**	**(80)**	**-**	**-**	**(751)**
Provision for Loan and Lease Losses	(840)	(99)	-	-	(939)
Recovery of Credits Written Off as Losses	170	19	-	-	188
Net Result from Financial Operations	**2,278**	**223**	**161**	-	**2,662**
Other Operating Income/(Expenses)	**(981)**	**41**	**118**	**146**	**(676)**
Banking Service Fees	999	395	73	548	2,016
Transfer to Banking	213	-	-	(213)	-
Operating Result of Insurance, Pension Plans and Capitalization	14	12	245	-	271
Non-interest Expenses	(2,047)	(334)	(172)	(159)	(2,712)
Tax Expenses for ISS, PIS and Cofins	(195)	(47)	(29)	(30)	(300)
Other Operating Income	35	15	1	-	50
Operating Income	**1,297**	**264**	**279**	**146**	**1,986**
Non-operating Income	(12)	(0)	5	-	(7)
Income Before Tax and Profit Sharing	**1,285**	**264**	**285**	**146**	**1,980**
Income Tax and Social Contribution	**(356)**	**(90)**	**(99)**	**(63)**	**(608)**
Profit Sharing	**(77)**	**(9)**	**(5)**	**(25)**	**(117)**
Net Income	**852**	**165**	**180**	**58**	**1,255**
(RAROC) - Return on Average Tier I Allocated Capital	34.3%	94.2%	43.2%		40.8%
Efficiency Ratio	51.0%	49.3%	38.2%		49.8%

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Itaubanco - Branch Banking

The income statement of Itaubanco's Branch Banking sub-segment is based on the pro forma financial statements of Banco Itaú.

R$ Million

Itaubanco - Branch Banking		3rd Q/07	2nd Q/07	Variation
Managerial Financial Margin		2,461	2,948	(487)
• Banking Operations	A	2,431	2,315	116
• Treasury	B	(144)	457	(601)
• Management of Foreign Exchange Risk from Investments Abroad		174	176	(2)
Result from Loan Losses		(716)	(670)	(46)
Provision for Loan and Lease Losses	C	(913)	(840)	(73)
Recovery of Credits Written Off as Losses	D	197	170	27
Net Result from Financial Operations		1,745	2,278	(533)
Other Operating Income/(Expenses)		(846)	(981)	135
Banking Service Fees	E	1,183	1,212	(30)
Operating Result of Insurance, Pension Plans and Capitalization		20	14	6
Non-interest Expenses	F	(1,911)	(2,047)	136
Tax Expenses for ISS, PIS and Cofins		(202)	(195)	(7)
Other Operating Income		64	35	29
Operating Income		899	1,297	(398)
Non-operating Income		(18)	(12)	(6)
Income Before Tax and Profit Sharing		881	1,285	(405)
Income Tax and Social Contribution		(226)	(356)	130
Profit Sharing		(164)	(77)	(87)
Net Income		491	852	(361)

NB: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Net income of the Banking subsegment totaled R$ 491 million in the third quarter of 2007, representing a 42.4% decline from the prior period. The main drivers of this result were:

A) The expansion in the balance of loan and financing transactions helped to increase the financial managerial margin of banking transactions.

B) The high volatility seen in the equity market, interest rate and sovereign risk markets, associated with the confidence crisis in the U.S. real estate sector, directly impacted the results of our proprietary treasury positions.

C) General provisions recorded in connection with the expansion of the credit portfolio and performance of delinquent transactions contributed to increase expenses for provisions for possible loan losses.

D) Collection efforts carried out in the period increased revenues from the recovery of transactions previously written-off as losses.

E) The reduction in banking service fees is essentially associated with the sale of part of the Bank's interests in Serasa.

F) During the period, the decrease in contribution and donations expenses, as well as provisions for contingencies (civil claims), was partly offset by increased personnel expenses on account of a new Collective Labor Agreement.

Itaubanco - Credit Cards - Account Holders

The pro forma financial statements below were prepared based on Itaú internal management information and are intended to report the performance of the businesses connected with the Credit Cards of current account customers, including Itaucard, Orbitall and Redecard.

R$ Million

Itaubanco - Credit Cards - Account Holders		3rd Q/07	2nd Q/07	Variation
Managerial Financial Margin	A	**286**	**303**	**(18)**
Result from Loan Losses		**(104)**	**(80)**	**(24)**
Provision for Loan Losses	B	(127)	(99)	(28)
Recovery of Credits Written Off as Losses		22	19	4
Net Result from Financial Operations		**181**	**223**	**(42)**
Other Operating Income/Expenses		**13**	**41**	**(28)**
Banking Service Fees	C	387	395	(7)
Result from Op. of Insurance, Pension Plans and Capitalization		11	12	(2)
Noninterest Expenses	D	(348)	(334)	(14)
Tax Expenses for ISS, PIS and Cofins		(46)	(47)	1
Other Operating Income		9	15	(6)
Operating Income		**195**	**264**	**(70)**
Non-Operating Income		(0)	(0)	0
Income Before Tax and Profit Sharing		**195**	**264**	**(70)**
Income Tax and Social Contribution		**(65)**	**(90)**	**25**
Profit Sharing		**(14)**	**(9)**	**(5)**
Net Income		**115**	**165**	**(50)**

NB: Noninterest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

The net income of the Credit Card – Account Holders subsegment amounted to R$ 115 million in the third quarter of 2007, down 30.2% from the prior quarter, mostly due to the higher allowance for doubtful accounts expense, increased non-interest expenses, and lower shareholding in Redecard. The major changes were:

A) Chiefly, lower share in the managerial financial margin generated by Redecard.

B) Higher expense for allowance for doubtful accounts, due to the higher amounts of receivables (cash and installment purchases) and financing, as a result of higher transaction amounts.

C) Banking fees were impacted by the lower share in revenues generated by Redecard. This effect was mostly offset by the increased interchange revenues arising from the higher volume of transactions in the third quarter.

D) Higher postage and advertising expenses on account of the increased communication efforts with customers, and higher banner expenses.

In September 2007, active accounts (accounts that received invoices) represented 80.1% of total accounts. Of this share, 81.0% carried out transactions in the last month, with an average activity of R$ 1,462.74 per account in the quarter.

Transactions performed by account holders totaled R$ 5,421 million in the period, a 6.1% growth compared to the prior quarter.

Quantity of Credit Cards

In Thousands


12,703
13,345
13,389
13,398
13,530
13,606
13,807
5,919
6,501
6,281
6,243
6,432
6,492
6,523
6,784
6,845
7,107
7,155
7,098
7,114
7,284
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Account Holders
Non Account Holders

Volume of Transactions

R$ Million


21.4%
24.0%
24.1%
23.8%
23.3%
22.9%
22.7%
7,157
8,481
9,067
10,561
9,210
9,959
10,438
3,379
4,025
4,354
5,100
4,518
4,848
5,017
3,778
4,436
4,713
5,462
4,692
5,111
5,421
1st Q/06
2nd Q/06
3rd Q/06
4th Q/06
1st Q/07
2nd Q/07
3rd Q/07
Account Holders
Non Account Holders
Market Share (%)

The market share of the volume of transactions was computed based on total market figures provided by Associação Brasileira das Empresas de Cartões de Crédito e Serviços – Abecs (Brazilian Association of Credit Card and Service Companies).

Itaubanco - Insurance, Pension Plans and Capitalization

The pro forma financial statements below were prepared based on Itaú internal and management information and are intended to identify the performance of the insurance-related businesses.

On September 30, 2007

R$ Million

ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	**3,246**	**21,330**	**1,264**	**25,822**
Cash and Cash Equivalents	28	12	7	46
Securities	1,396	20,972	1,245	23,596
Other Assets	1,822	346	13	2,179
Permanent Assets	**147**	**5**	**50**	**195**
TOTAL ASSETS	3,393	21,335	1,314	26,017

R$ Million

LIABILITIES	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Liabilities	**2,866**	**20,187**	**1,219**	**24,247**
Technical Provisions - Insurance	1,574	360	-	1,934
Technical Provisions - Pension Plans	1	19,413	-	19,415
Technical Provisions - Capitalization	-	-	1,125	1,117
Other Liabilities	1,291	414	94	1,781
Allocated Capital Tier I	**527**	**1,147**	**95**	**1,770**
TOTAL LIABILITIES	3,393	21,335	1,314	26,017

Statement of Income

R$ Million

3rd QUARTER/07	Insurance	Life and Pension Plans	Capitalization	Consolidated
Revenues from Insurance, Pension Plans and Capitalization	**572**	**1,260**	**245**	**2,073**
Retained Insurance Premiums (a)	572	126	-	698
Revenues from Pension Plans (b)	-	1,134	-	1,134
Revenues from Capitalization (c)	-	-	245	241
Changes in Technical Reserves	**(26)**	**(402)**	**(171)**	**(596)**
Insurance (d)	(26)	(3)	-	(29)
Pension Plans (e)	-	(399)	-	(399)
Capitalization (f)	-	-	(171)	(168)
Pension Plan Benefits and Withdrawals (g)	**1**	**(714)**	**-**	**(713)**
Earned Premiums (h=a+d)	**546**	**123**	**-**	**669**
Result of Pension Plans and Capitalization (i=b+c+e+f+g)	**1**	**21**	**74**	**95**
Retained Claims (j)	**(317)**	**(33)**	-	**(351)**
Selling Expenses (k)	**(129)**	**(15)**	**(3)**	**(147)**
Other Operating Income/(Expenses) of Insurance Operations (l)	**(6)**	**1**	**(1)**	**(5)**
Result from Insurance, Pension Plans and Capitalization (m=h+i+j+k+l)	**94**	**97**	**71**	**262**
Financial Margin	33	63	19	112
Service Fees	-	80	-	80
Non-interest Expenses	(82)	(54)	(36)	(171)
Tax Expenses for ISS, PIS and Cofins	(12)	(9)	(4)	(23)
Other Operating Income	1	0	0	2
Operating Income	**34**	**178**	**50**	**262**
Non-operating Income	4	0	2	6
Income Before Income Tax and Social Contribution	**38**	**178**	**52**	**268**
Income Tax/Social Contribution	(12)	(58)	(17)	(88)
Profit Sharing	(2)	(1)	-	(3)
Net Income	**24**	**119**	**34**	**177**
(RAROC) - Return on Average Tier I Allocated Capital	**18.2%**	**42.6%**	**147.1%**	**40.8%**
Efficiency Ratio	**70.7%**	**23.3%**	**41.9%**	**39.5%**

NB: The Consolidated figure does not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.
The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
The insurance subsegment includes 100% of Itaú XL.

Itaubanco - Insurance, Pension Plans and Capitalization

On June 30, 2007

R$ Million

ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	**3,155**	**20,349**	**1,240**	**24,710**
Cash and Cash Equivalents	30	10	4	44
Securities	1,360	20,004	1,223	22,571
Other Assets	1,765	335	13	2,095
Permanent Assets	**150**	**5**	**50**	**197**
TOTAL ASSETS	**3,305**	**20,354**	**1,290**	**24,907**

R$ Million

LIABILITIES	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Liabilities	**2,777**	**19,263**	**1,198**	**23,196**
Technical Provisions - Insurance	1,523	365	-	1,887
Technical Provisions - Pension Plans	1	18,516	-	18,518
Technical Provisions - Capitalization	-	-	1,113	1,105
Other Liabilities	1,253	382	85	1,686
Allocated Capital Tier I	**528**	**1,091**	**92**	**1,711**
TOTAL LIABILITIES	**3,305**	**20,354**	**1,290**	**24,907**

Statement of Income

R$ Million

2nd QUARTER/07	Insurance	Life and Pension Plans	Capitalization	Consolidated
Revenues from Insurance, Pension Plans and Capitalization	**567**	**1,572**	**195**	**2,330**
Retained Insurance Premiums (a)	567	125	-	692
Revenues from Pension Plans (b)	-	1,447	-	1,447
Revenues from Capitalization (c)	-	-	195	192
Changes in Technical Reserves	**(16)**	**(870)**	**(139)**	**(1,021)**
Insurance (d)	(16)	(4)	-	(20)
Pension Plans (e)	-	(866)	-	(866)
Capitalization (f)	-	-	(139)	(136)
Pension Plan Benefits and Withdrawals (g)	**(1)**	**(555)**	**-**	**(556)**
Earned Premiums (h=a+d)	**551**	**121**	**-**	**672**
Result of Pension Plans and Capitalization (i=b+c+e+f+g)	**(1)**	**26**	**57**	**81**
Retained Claims (j)	**(312)**	**(45)**	**-**	**(357)**
Selling Expenses (k)	**(128)**	**(14)**	**(1)**	**(144)**
Other Operating Income/(Expenses) of Insurance Operations (l)	**(6)**	**(1)**	**(1)**	**(7)**
Result from Insurance, Pension Plans and Capitalization (m=h+i+j+k+l)	**104**	**87**	**54**	**245**
Financial Margin	62	62	37	161
Service Fees	-	73	-	73
Non-interest Expenses	(79)	(57)	(35)	(172)
Tax Expenses for ISS, PIS and Cofins	(18)	(9)	(4)	(29)
Other Operating Income	1	0	0	1
Operating Income	**70**	**157**	**53**	**279**
Non-operating Income	3	0	2	5
Income Before Income Tax and Social Contribution	**73**	**157**	**55**	**285**
Income Tax/Social Contribution	(26)	(55)	(19)	(99)
Profit Sharing	(5)	(1)	-	(5)
Net Income	**43**	**102**	**36**	**180**
(RAROC) - Return on Average Tier I Allocated Capital	32.6%	38.6%	157.9%	43.2%
Efficiency Ratio	53.2%	26.8%	39.9%	38.2%

NB: The Consolidated figure does not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.
The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.
The insurance subsegment includes 100% of Itaú XL.

Itaubanco - Insurance, Pension Plans and Capitalization

Insurance

The pro forma net income of the insurance subsegment decreased by 44.2% in the quarter.

Net income from Insurance, Pension Plan and Capitalization transactions declined by 9.6% due to the reduction in earned premiums, mostly for the health insurance product, and the increase in retained claims, in particular property risks.

The 46.8% decrease in the financial margin was driven by the high volatility seen in the markets, as discussed elsewhere in this report.

Life and Pension Plan

The pro forma net income of the life and pension plan subsegment increased by 16.7%.

The increase is attributable to the reduction in retained claims for life insurance, as well as the increase in revenues from pension plan management fees.

The decreased revenues from pension plans and increased redemptions during the quarter were due to a campaign for fund raising in the prior quarter and discontinued in the current period.

Capitalization

The pro forma net income of the capitalization subsegment decreased by 5.6% in the quarter. In spite of the 25.6% increase in revenues from capitalization awards in connection with the PIC60 product campaign, the financial margin declined as a result of the high volatility seen in the markets, as described elsewhere in this report.

Composition of earned premiums


3rd Quarter/07
2nd Quarter/07
16.2%
37.3%
3.0%
10.8%
32.7%
17.1%
36.8%
3.7%
10.7%
31.6%
Automobile
Life and Personal Accidents
Property Risk
Transportation
Others

NB: Insurance charts do not include the Itauseg Saúde companies and include the Life line of Itaú Vida e Previdência S.A.

The share of products in total earned premiums remained unaltered from the prior quarter. The volume of life line business increased by 7.2%, reaching 2,013 thousand policies.

The automobile and residential lines remained stable compared to the previous quarter.

Number of Policies - Mass products


In Thousands
2,433
2,576
2,512
2,598
2,724
2,890
3,082
3,135
3,274
534
554
527
554
564
579
583
550
546
1,106
1,174
1,217
1,304
1,459
1,604
1,803
1,877
2,013
792
848
769
740
702
706
696
709
715
Sep/05
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Automobile
Life and Personal Accidents
Residential

Combined Ratio

The combined ratio, a measure of the efficiency of operating costs against revenues from earned premiums, declined by 1.6 p.p. compared to the prior quarter. The reduction is attributable to the lower volume of claims and decreased administrative and other operating expenses.

Combined Ratio


96.5%
92.2%
91.2%
86.4%
89.1%
82.8%
85.5%
91.3%
89.7%
20.5%
21.5%
15.4%
16.8%
18.0%
15.1%
17.0%
18.7%
18.2%
19.9%
17.5%
17.9%
19.2%
19.4%
19.2%
18.4%
18.7%
19.0%
56.1%
53.2%
57.9%
50.4%
51.7%
48.5%
50.1%
53.9%
52.5%
3Q/05
4Q/05
1Q/06
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07
Insurance Claims/ Earned Premiums
Selling Expenses/ Earned Premiums
Administrative Expenses and Others/Earned Premiums

NB: In the calculation of the combined ratio, the results from *Proteção Cartão Credicard* and *Itaucard* were recorded net under Other Operating Income/Expenses.

Itaubanco - Insurance, Pension Plans and Capitalization

Insurance Technical Provisions

At September 30, 2007, technical provisions amounted to R$ 1,934 million, a 2.5% growth in the quarter.


R$ Million
1,518
1,587
1,661
1,687
1,709
1,774
1,838
1,887
1,934
Sep/05 Dec/05 Mar/06 Jun/06 Sep/06 Dec/06 Mar/07 Jun/07 Sep/07

Pension Plan Technical Provisions

At September 30, 2007, technical provisions totaled R$ 19,415 million, up 4.8% from the prior quarter.


R$ Million
10,866 11,940 12,795 13,649 14,740 16,134 17,176 18,518 19,415
6,243 7,046 7,683 8,400 9,277 10,361 11,211 12,325 13,013
2,950 3,186 3,384 3,518 3,706 3,963 4,137 4,323 4,506
1,673 1,708 1,728 1,731 1,757 1,810 1,828 1,870 1,896
Sep/05 Dec/05 Mar/06 Jun/06 Sep/06 Dec/06 Mar/07 Jun/07 Sep/07
Traditional and Others
PGBL
VGBL

Capitalization Technical Provisions

At September 30, 2007, technical provisions reached R$ 1,117 million, a 1.1% growth in the quarter.


R$ Million
1,101
1,111
1,081
1,072
1,084
1,127
1,115
1,105
1,117
Sep/05 Dec/05 Mar/06 Jun/06 Sep/06 Dec/06 Mar/07 Jun/07 Sep/07

Number of Capitalization Bonds - PIC


In Thousands
3,838 3,873 3,973 4,205 4,544 4,627 4,769 4,822 4,985
439 451 450 522 632 715 774 799 849
3,398 3,422 3,524 3,683 3,913 3,912 3,995 4,023 4,136
Sep/05 Dec/05 Mar/06 Jun/06 Sep/06 Dec/06 Mar/07 Jun/07 Sep/07
Super PIC
PIC

During the quarter, the portfolio comprised 5.0 million active bonds, corresponding to a 3.4% growth from the prior quarter.

Itaubanco - Investment Funds and Managed Portfolio

The pro forma financial statements shown below are based on management information generated by in-house models, so as to more accurately reflect the performance of the Fund Management area.

R$ Million

Itaubanco - Investment Funds and Managed Portfolios	3rd Q/07	2nd Q/07	Variation
Banking Service Fees	**537**	**548**	**(12)**
Mutual Fund Management Fees (*)	430	419	11
Brokerage Services	73	100	(27)
Custody Services and Managed Portfolios	34	30	4
Transfer to Banking	**(208)**	**(213)**	**5**
Non-interest Expenses	**(164)**	**(159)**	**(5)**
Tax Expenses for ISS, PIS and Cofins	**(32)**	**(30)**	**(2)**
Income before Tax and Profit Sharing	**133**	**146**	**(13)**
Income Tax and Social Contribution	**(45)**	**(63)**	**17**
Profit Sharing	**(39)**	**(25)**	**(13)**
Net Income	**49**	**58**	**(9)**

(*) Does not include income from Pension Plans Fund Management.
Note: The Non-interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Others and Other Operating Expenses.

During the third quarter of 2007, net income from investment funds and managed portfolios amounted to R$ 49 million.

The most significant change from the prior quarter was the 27.0% decline in brokerage service fees. This is attributable to the higher volume of public offers of shares and ADRs during the second quarter of the year.

The volume of Assets Under Management (AUM) totaled R$ 205.3 billion in the third quarter of 2007, representing a 16.1% increase from the third quarter of 2006 and 2.1% compared to the second quarter of 2007.

Assets Under Management

R$ Billion



14,3%
14,4%
14,7%
14,5%
17,4%
16,7%
16,3%
16,0%
15,7%
Market Share
112,3
8,3
104,0
120,3
7,7
112,6
135,6
9,0
126,6
138,9
9,3
129,6
176,9
10,0
166,8
179,8
11,9
167,9
186,3
11,4
174,8
201,1
21,0
180,1
205,3
23,9
181,5
Sep/05
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Set/07
Investment Funds
Managed Portfolios

Itaú Corretora

In the third quarter of 2007, Itaú Corretora, whose management is independent from the fund management activities, handled contracts worth R$ 30,106 million on Bovespa, corresponding to a 172.6% growth from the same period of 2006, and 10.9% compared to the prior quarter. On BM&F, Itaú Corretora handled 3.7 million contracts, 25.7% more than in the same period of 2006.

Itaú Corretora acted as coordinator of IPOs and follow-on offers of companies in the textile, frigorific, financial and other industries, for the aggregate amount of R$ 2.2 billion.

Itaú Corretora, through its Home Broker – www.itautrade.com.br – was responsible for a volume of trading of R$ 2,360 million, growing by 124.5% and 10.9% from the third quarter of 2006 and second quarter of 2007, respectively.

On August 2007, Itaú Corretora received from BM&F four operational qualification seals, intended to place brokerage houses in a better position to compete under a scenario of globalization and local opportunities. The seals are: Agro Broker, Carrying Broker, Execution Broker, and Retail Broker.

Itaú BBA

The pro forma income statement of Itaú BBA is presented below.

R$ Million

Itaú BBA	3rd Q/07	2nd Q/07	Variation
Managerial Financial Margin	**512**	**502**	**9**
• Banking Operations	352	302	50
• Treasury	81	114	(34)
• Management of Foreign Exchange Risk from Investments Abroad	79	86	(7)
Result from Loan Losses	**10**	**19**	**(8)**
Provision for Loan and Lease Losses	9	17	(8)
Recovery of Credits Written Off as Losses	1	1	(0)
Net Result from Financial Operations	**522**	**521**	**1**
Other Operating Income / (Expenses)	**(72)**	**(82)**	**10**
Banking Service Fees	179	142	37
Non-interest Expenses	(217)	(199)	(18)
Tax Expenses for ISS, PIS and COFINS	(47)	(34)	(13)
Other Operating Income	14	9	5
Operating Income	**450**	**439**	**11**
Non-operating Income	1	(0)	2
Income before Tax and Profit Sharing	**451**	**439**	**12**
Income Tax and Social Contribution	**(99)**	**(110)**	**11**
Profit Sharing	**(32)**	**(27)**	**(4)**
Net Income	**321**	**302**	**19**

Note: The item Non-Interest Expenses is composed of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and other taxes and Other Operating Expenses.

In the third quarter of 2007, the financial margin totaled R$ 512 million, corresponding to a 1.9% increase compared to R$ 502 million in the prior quarter.

The financial margin from banking transactions added up to R$ 352 million, up 16.5% from R$ 302 million in the previous quarter, chiefly as a result of the transfer of Itaú customers to Itaú BBA carried out in September 2007, representing an additional margin of R$ 17 million in the quarter. In connection with this item, it should be mentioned that we carry out regular reassessments of the profile and potential of our customers in the large corporation segment, which gives rise to the reassignment of customers to the most suitable segment. With regard to treasury transactions, the net result of R$ 81 million in the quarter decreased by 29.4% compared to the prior quarter, as a result of the high volatility in domestic and international markets in the wake of the U.S. mortgage market crisis. The financial margin of management of exchange risk of investments abroad relates to the remuneration at the CDI rate of capital employed in this investment. Negative changes of R$ 7 million in the quarter arise from the reduction in the interest rates on this capital. Noteworthy was the excellent level of quality of the credit portfolio, where 98 % of the loans have been ascribed risk levels "AA", "A" and "B", pursuant to criteria set forth in Resolution 2682 of the National Monetary Council. The result from doubtful loans was a reversal of a R$ 10 million provision in the third quarter, essentially on account of risk rating reassessments and credit renegotiations. Gross revenues from financial intermediation totaled R$ 522 million, in line with the prior quarter results.

Banking service fees added up to R$ 179 million in the third quarter of 2007, equal to a 25.7% increase from the prior quarter, primarily as a result of revenues from investment banking transactions and the impact of R$ 7 million generated by the transfer of customers.

Non-interest expenses of R$ 217 million were 9.1% above the prior quarter figure. The impact of the transfer of customers on Itaú BBA expenses was R$ 6 million in the period.

As a consequence of the items described above, Itau BBA's pro forma net income amounted to R$ 321 million in the third quarter, a 6.4% increase from the prior quarter, corresponding to an annualized return on average allocated capital (tier 1) of 21.6% in the period.

Itaucred

The pro forma financial statements of Itaucred are presented below, based on managerial information provided by proprietary models, in order to more accurately reflect the performance of the business units.

On September 30, 2007

R$ Million

ASSETS	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Current and Long-Term Assets	**27,523**	**3,625**	**3,853**	**35,001**
Loans	27,571	3,827	4,248	35,647
(Allowance for Loan Losses)	(1,510)	(399)	(618)	(2,527)
Other Assets	1,462	196	223	1,882
Permanent Assets	**56**	**0**	**69**	**124**
TOTAL ASSETS	**27,579**	**3,625**	**3,922**	**35,125**

R$ Million

LIABILITIES	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Current and Long-Term Liabilities	**25,331**	**3,074**	**3,406**	**31,810**
Deposits	6	-	-	6
Securities Repurchase Agreements	24,035	539	2,536	27,109
Borrowings and On-Lendings	220	-	0	220
Other Liabilities	1,069	2,535	870	4,474
Allocated Capital Tier I	**2,248**	**551**	**516**	**3,315**
Allocated Capital Tier I of Minority Interests	-	-	134	134
Allocated Capital Tier I of Parent Company	2,248	551	382	3,181
TOTAL LIABILITIES	**27,579**	**3,625**	**3,922**	**35,125**

Statement of Income

R$ Million

3rd QUARTER/07	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Managerial Financial Margin	**724**	**319**	**224**	**1,267**
Result from Loan Losses	**(239)**	**(165)**	**(116)**	**(520)**
Provision for Loan and Lease Losses	(279)	(175)	(147)	(601)
Recovery of Credits Written Off as Losses	40	11	30	81
Net Result from Financial Operations	**485**	**154**	**107**	**747**
Other Operating Income/(Expenses)	**(43)**	**(68)**	**(135)**	**(246)**
Banking Service Fees	234	150	51	435
Operating Result of Insurance, Pension Plans and Capitalization	1	15	1	17
Non-interest Expenses	(214)	(212)	(168)	(595)
Tax Expenses for ISS, PIS and Cofins	(64)	(24)	(22)	(110)
Other Operating Income	0	3	3	6
Operating Income	**442**	**86**	**(28)**	**501**
Non-operating Income	(0)	(0)	(0)	(0)
Income Before Tax and Profit Sharing	**442**	**86**	**(28)**	**501**
Income Tax and Social Contribution	**(146)**	**(28)**	**10**	**(164)**
Profit Sharing	**(3)**	**(0)**	**(0)**	**(3)**
Net Income	**293**	**57**	**(18)**	**333**
Net Income of Minority Interests	-	-	(6)	(6)
Net Income of Parent Company	293	57	(12)	339
(RAROC) - Return on Average Tier I Allocated Capital	**55.0%**	**37.6%**	**-12.4%**	**40.2%**
Efficiency Ratio	**23.9%**	**45.8%**	**65.5%**	**36.8%**

Note: Non-interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.

Itaucred

On June 30, 2007

R$ Million

ASSETS	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Current and Long-Term Assets	**23,698**	**3,521**	**3,587**	**30,806**
Loans	23,984	3,663	3,845	31,492
(Allowance for Loan Losses)	(1,340)	(248)	(505)	(2,093)
Other Assets	1,054	105	247	1,406
Permanent Assets	**66**	**0**	**79**	**145**
TOTAL ASSETS	**23,764**	**3,521**	**3,666**	**30,951**

R$ Million

LIABILITIES	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Current and Long-Term Liabilities	**21,747**	**2,851**	**3,041**	**27,638**
Deposits	6	-	-	6
Securities Repurchase Agreements	20,560	278	2,213	23,051
Borrowings and On-Lendings	207	2	0	209
Other Liabilities	974	2,571	827	4,372
Allocated Capital Tier I	**2,017**	**670**	**625**	**3,313**
Allocated Capital Tier I of Minority Interests	-	-	176	176
Allocated Capital Tier I of Parent Company	2,017	670	450	3,137
TOTAL LIABILITIES	**23,764**	**3,521**	**3,666**	**30,951**

Statement of Income

R$ Million

2nd QUARTER/07	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred
Managerial Financial Margin	**669**	**319**	**213**	**1,202**
Result from Loan Losses	**(239)**	**(134)**	**(112)**	**(485)**
Provision for Loan and Lease Losses	(272)	(145)	(138)	(555)
Recovery of Credits Written Off as Losses	33	11	26	70
Net Result from Financial Operations	**431**	**185**	**101**	**717**
Other Operating Income/(Expenses)	**(55)**	**(49)**	**(138)**	**(242)**
Banking Service Fees	193	150	57	401
Operating Result of Insurance, Pension Plans and Capitalization	1	13	3	17
Non-interest Expenses	(195)	(195)	(178)	(569)
Tax Expenses for ISS, PIS and Cofins	(55)	(22)	(23)	(100)
Other Operating Income	1	4	4	8
Operating Income	**376**	**136**	**(37)**	**475**
Non-operating Income	(0)	(0)	(0)	(0)
Income Before Tax and Profit Sharing	**376**	**136**	**(37)**	**475**
Income Tax and Social Contribution	**(128)**	**(46)**	**13**	**(162)**
Profit Sharing	**(2)**	**(1)**	**(0)**	**(3)**
Net Income	**246**	**89**	**(25)**	**310**
Net Income of Minority Interests	-	-	(11)	(11)
Net Income of Parent Company	246	89	(14)	320
(RAROC) - Return on Average Tier I Allocated Capital	**52.0%**	**51.4%**	**-18.3%**	**39.6%**
Efficiency Ratio	**24.1%**	**42.0%**	**70.4%**	**37.2%**

Note: Non-interest Expenses comprises Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes, and Other Operating Expenses.

Itaucred

Vehicles

The net income of the Itaucred Veículos subsegment in the third quarter of 2007 grew by 19.5% from the prior quarter. Once again, the significant expansion of 15.0% in the subsegment credit transactions contributed to the 8.2% increase in the financial margin. Furthermore, changes seen in the recovery of credits previously written-off as losses were in line with changes in the provision for doubtful loans, and as such the results from doubtful loans remained stable quarter-on-quarter. The increase in credit transactions brought about a 21.0% growth in revenues from banking fees compared to the previous quarter. Similarly, non-interest expenses increased by 10.0% from the prior quarter, driven by the enhanced operating activities.

Credit Cards – Non-Account Holders

The net income from the Credit Cards – Non-Account Holders subsegment amounted to R$ 57 million in the third quarter of 2007, declining by 35.6% from the prior quarter. Such decline was driven by:

- Higher allowance for doubtful accounts expense due to the higher amount of receivables (cash and installment purchases) and financing at the end of the quarter,
- Increased postage and advertising expenditures as a result of the enhanced customer communication efforts, as well as higher expenses associated with banners and the incentive program.

Taií

Taií is Banco Itaú's consumer credit segment, focused on lower income customers, payroll credit, and partnerships with large Brazilian retailers. It comprises the operations of Financeira Itaú (FIT), 100% owned by Itaú, and Financeira Itaú CBD (FIC) and Financeira Americanas Itaú (FAI), in which Itaú's share represents 50%.

Sales in the period from January to September 2007 were 66% higher than in the same period of 2006. This increase helped Taií's credit portfolio balance to reach R$ 4,248 million in the third quarter of 2007, a 40% growth compared to 2006. The customer base totaled 6.4 million, increasing by 27% from the same period of 2006.

Financeira Itaú

The network of Taií's own stores closed the third quarter of 2007 with 261 units. Financeira Itaú offers its customers a product portfolio comprising personal loans through credit cards, personal loans under guaranteed overdraft, and insurance. As from September 2007, the company also markets Itaucard VISA and Itaucard MasterCard credit cards. In 2007, the company focused on expanding its product portfolio and its customer base. The portfolio reached R$ 436 million, a 10% increase compared to the prior quarter.

Financeira Itaú CBD

Financeira Itaú CBD (FIC) sells products and provides services to customers at the Pão de Açúcar, Extra, Extra-Eletro, CompreBem and Sendas business units. Its portfolio comprises personal loans, CDC (Direct Consumer Credit) for the purchase of electric appliances, insurance, private label cards, and VISA and MasterCard (cobranded) credit cards. In the third quarter, aiming at greater efficiency, productivity and cost reduction the Financeira Itaú CBD (FIC) changed in some stores the business model and started to offer its products in electronic points of sale. Then at the quarter end, the FIC had a credit portfolio of R$ 1,236 million, being present in 534 stores.

Financeira Americanas Itaú

Financeira Americanas Itaú (FAI) has the following distribution channels:

- Points of sale at Lojas Americanas (LASA) and Americanas Express: through its 251 stores, FAI offers this customer group a portfolio comprising personal loans, insurance, private label cards, and VISA and MasterCard (cobranded) credit cards;
- Americanas.com: this offers VISA and Mastercard (cobranded) FAI credit cards on-line, with the option to pay the purchase online with the cards, with a distinctive reward program.
- Canal Aberto Shoptime: As from this quarter, it distributes CDC products for the purchase of electric appliances and personal loans.

The volume of receivables reached R$ 120 million, corresponding to 50% of the total volume, as the FAI operations are consolidated into the Itaucred segment was carried out in proportion to Itaú's shareholding.

Payroll Credit

Payroll Credit refers to an agreement between Itaú and BMG, as well as the distribution of this product through Itaú's sale channels. At the end of the third quarter of 2007, the segment had a R$ 2,455 million portfolio, corresponding to a 20% increase from the prior period.

Taií + Payroll - Net Income

R$ Million

	3rd Q/07	2nd Q/07	Variation
FIT	(10)	(11)	1
FIC	(12)	(21)	10
FAI	(9)	(7)	(2)
Consignment	13	15	(1)
Total	**(18)**	**(25)**	**7**

Taií + Payroll - Credit Portfolio

R$ Million

	Sep 30,07	Jun 30,07	Variation
FIT	436	398	38
FIC	1,236	1,283	(47)
FAI	120	111	9
Consignment	2,455	2,052	403
Total	**4,248**	**3,845**	**403**

Banco Itaú Holding Financeira S.A.

Risk Management

Risk Management

Itaú regards risk management as an essential instrument for optimizing the use of capital and selecting the best business opportunities, in order to achieve the best risk/return ratio for its stockholders.

Market Risk

Itaú manages its market risk using **Calculation of the Statistical Value at Risk (VaR), Calculation of Losses in Stress Scenarios, Stop Loss, Gap Analysis, Sensitivity Analysis, Analysis of Results and Allocation of Capital.**

VaR of the Business Units of Itaú

We show below tables with the VaR of the units of Itaú.

Banco Itaú

Given the expectations of consistent evolution of the fixed-interest rate market, Itaú continued to pursue its strategy for optimizing the risk/return ratio.
Structural Gap, covering commercial transactions and related financial instruments, significantly increased in average and maximum Global VaR when compared to the prior quarter. This effect was driven by the increased volatility seen in the different risk factors in connection with the subprime credit crisis in the U.S., which peaked in August and returned to the prior quarter levels at the end of the period.

Structural Gap Banco Itaú VaR (*) *R$ Million*

	Sep 30, 07	Jun 30, 07
Fixed Rate	76.6	67.9
Benchmark Rate (TR)	2.6	4.0
Inflation Rates	6.9	3.6
Dollar Coupon Rate	14.8	7.8
Foreign Exchange (**)	1.9	4.6
Equities	11.6	11.3
Diversification Impact	(22.2)	(25.8)
Global VaR (**)	**92.2**	**73.4**

(*) VaR refers to the maximum potential loss in 1 day, with a 99% confidence level.
(**) Considering the effects of tax adjustments.

During the third quarter, the Average Stress VaR R$ 67.2 million. On September 28, 2007, the Global Stress VaR reached R$ 108 million. During the period, the major exposures which contributed to this position were those taken in the domestic fixed-rate market, followed by indexed and variable income transactions.

Stress VaR of the Proprietary Desk of Banco Itaú *R$ Million*

	Sep 30, 07	Jun 30, 07
Global Stress VaR	**(108.0)**	**(26.0)**
Maximum Global Stress VaR in the quarter	(255.1)	(358.3)
Average Global Stress VaR in the quarter	(67.2)	(137.0)
Minimum Global Stress VaR in the quarter	-	-

Find out more on risk management in our Investor Relations website, www.itauri.com.br, in the Corporate Governance / Risk Management section, and also in Form 20-F, available in the Financial Information/CVM/SEC Files section.

Itaú BBA

Values at risk at Itaú BBA increased amidst the more volatile environment prevalent in the quarter, in particular the performance of local and international interest curves. This, however, did not change the exposure to risk, which is negligible in the light of the institutions equity. Average VaR remained below 0.5% of the bank's Tier 1 capital.

Banco Itaú BBA VaR *R$ Million*

	Sep 30, 07	Jun 30, 07
Fixed Rate	15.4	24.3
Dollar Coupon Rate	3.4	3.8
Foreign Exchange (*)	9.1	1.5
Equities	5.0	4.5
Sovereign	11.1	8.0
Inflation Rates	7.0	6.8
Foreign Interest Rates	7.0	11.2
Commodities	1.1	1.1
Foreign Exchange - Other Currencies	2.3	1.8
Other	0.3	0.4
Diversification Impact	(26.4)	(33.2)
Global VaR (*)	**35.4**	**30.2**
Maximum Global VaR in the quarter	**54.1**	**48.3**
Average Global VaR in the quarter	**26.8**	**24.6**
Minimum Global VaR in the quarter	**12.6**	**9.8**

(*) Considering the effects of tax adjustments.

Itaú

In order to more closely align the disclosure of managerial information and how risks are managed, the determination of Itaú Consolidated Global VaR segregates those positions where Statistical VaR is used from the ones where Stress VaR is applied. The next table shows Itaú Consolidated Global VaR, comprising the portfolios of Itaú BBA, Banco Itaú Europa, Banco Itaú Buen Ayre, and Itaú's structural portfolio. Itaú continues to adhere to its policy of operating within established limits. The increased risk seen in the quarter was not driven by any exposure to subprime customers, but rather by changes in market risk factors associated with the crisis, which are part of the normal business risks.

Itaú VaR *R$ Million*

		Sep 30, 07	Jun 30, 07
Banco Itaú (*) + Itaú BBA	Fixed Rate	92.0	89.8
	Benchmark Rate (TR)	2.6	4.0
	Inflation Rates	8.5	10.7
	Dollar Coupon Rate	17.0	6.9
	Foreign Exchange (**)	11.1	5.9
	Private and Sovereign Securities	13.1	17.8
	Equities	19.4	14.2
	Libor	9.2	12.8
	Commodities	1.1	1.1
	Foreign Exchange - Other Currencies	2.3	1.8
	Other	0.3	0.4
Banco Itaú Europa		1.2	0.3
Banco Itaú Buen Ayre		5.0	0.5
Diversification Impact		(52.2)	(48.9)
Global VaR (**)		**130.5**	**117.1**

(*) Not considering the Proprietary Desk Portfolio.
(**) Considering the effects of tax adjustments.

Securities Portfolio

History of Securities Portfolio

R$ Million

	Sep 30, 07	%	Jun 30, 07	%	Sep 30, 06	%	Variation (%)	
							Sep/07-Jun/07	Sep/07-Sep/06
Public Securities - Domestic	14,078	21.8%	13,484	21.7%	10,798	25.3%	4.4%	30.4%
Public Securities - Foreign	14,363	22.3%	11,175	18.0%	1,431	3.4%	28.5%	903.9%
Total Public Securities	28,441	44.1%	24,660	39.7%	12,229	28.7%	15.3%	132.6%
Private Securities	13,953	21.6%	16,194	26.1%	14,123	33.1%	-13.8%	-1.2%
PGBL/VGBL Fund Quotas	17,456	27.1%	16,641	26.8%	12,980	30.4%	4.9%	34.5%
Derivative Financial Instruments	4,663	7.2%	4,546	7.3%	3,315	7.8%	2.6%	40.6%
Total Securities	**64,513**	**100.0%**	**62,041**	**100.0%**	**42,648**	**100.0%**	**4.0%**	**51.3%**

Our securities portfolio increased by 4.0% compared to the prior quarter. Such increase is basically associated with the 28.5% growth in the balance of the government securities portfolio in other countries.

Private Securities Portfolio and Credit Portfolio

The total balance of corporate securities, added to the credit portfolio, reached R$ 128,024 million in September 2007, representing an increase of 5.8% compared to the second quarter of the year.

Funds Intended for the economic agents

R$ Million

Sep 30, 07						
Risk Level	**AA**	**A**	**B**	**C**	**D - H**	**Total**
Euro Bonds and Similar	3,629	319	121	14	-	4,083
Certificates of Deposit	2,657	65	0	-	-	2,722
Debentures	1,387	1,431	19	-	-	2,837
Shares of Public Companies	1,183	57	118	-	37	1,394
Promissory Notes	27	53	108	3	15	206
Other	898	1,036	751	23	3	2,711
Subtotal	**9,782**	**2,959**	**1,116**	**40**	**55**	**13,953**
Credit Operations(*)	23,475	52,806	22,035	5,123	10,633	114,071
Total	**33,257**	**55,765**	**23,151**	**5,163**	**10,688**	**128,024**
% of Total	**26.0%**	**43.6%**	**18.1%**	**4.0%**	**8.3%**	**100.0%**

(*) Endorsements and Sureties included.

R$ Million

Jun 30, 07						
Risk Level	**AA**	**A**	**B**	**C**	**D - H**	**Total**
Euro Bonds and Similar	4,560	433	131	2	-	5,126
Certificates of Deposit	2,877	124	20	-	-	3,021
Debentures	2,051	556	20	-	-	2,627
Shares of Public Companies	1,434	73	202	1	1	1,713
Promissory Notes	27	6	486	11	19	547
Other	1,073	1,646	415	26	3	3,163
Subtotal	**12,022**	**2,838**	**1,274**	**40**	**23**	**16,194**
Credit Operations(*)	22,504	47,162	19,664	4,789	10,702	104,821
Total	**34,526**	**50,000**	**20,938**	**4,829**	**10,725**	**121,015**
% of Total	**28.5%**	**41.3%**	**17.3%**	**4.0%**	**8.9%**	**100.0%**

(*) Endorsements and Sureties included.

Real Estate Credit

In September 2007, the real estate credit portfolio reached R$ 2,463 million, decreasing by 0.5% from the prior quarter. The main driver of this change was the increase in repayments by construction companies, which held excess cash as a result of recent IPOs. At September 30, 2007, the volume of new real estate financing totaled 1,910 contracts, a 4.3% decline from the prior quarter. Banco Itaú's market share in financing provided by private institutions was 15.8%, considering financing to both individuals and companies.

In the third quarter, revenues from the recovery of credits previously written-off as losses increased by R$ 51 million. Furthermore, the Bank acquired Real Estate Receivables Certificates for a total of R$ 82 million.

Two important events in the period were the extension of the financing term to 25 years for all residential property credit lines, and the investment in new channels. Examples of such channels are the partnership formed with the Kauffmann real estate broker network, and Itaú's participation in the São Paulo Real Estate Fair (*Salão Imobiliário de São Paulo*), which helped to consolidate Banco Itaú's image as a real estate financing provider, generating new business opportunities.

Risk Management

Credit Risk

The credit portfolio increased by 8.8% from June 2007. The individual portfolio grew by 9.2% (a R$ 4,139 million increase) in the past quarter, to reach R$ 49,174 million. Loans to micro, small and mid-sized companies expanded by 9.8% in the quarter. The large companies portfolio totaled R$ 31,247 million, a 7.8% growth in the third quarter. Payroll loans increased by 2.5% in the quarter. Transactions in Latin America (Argentina/Chile/Uruguay) grew by 13.6% in the quarter, adding up to R$ 8,164 million. Loans rated "AA" to "B" had a 86.2% share in the total portfolio, increasing by 1.0 p.p. in the quarter.

Quarterly Growth of Credit Portfolio - Itaú vs Market



5.5%
5.3%
3.2%
5.0%
1.4%
4.8%
8.7%
3.1%
5.2%
3.9%
7.0%
3.4%
5.6%
6.8%
1st Q/06
2nd Q/06
3rd Q/06
4th Q/06
1st Q/07
2nd Q/07
3rd Q/07
Itaú
Market

Note: Does not include sureties and endorsements. In 3Q/06 and 1Q/07, increases were adjusted for the impact of the consolidation of BkB Brasil and BkB Chile and Uruguay operations, respectively.

Source: Brazilian Central Bank

Our ongoing efforts to diversify the credit portfolio have led to a lower concentration of the largest debtors in relation to the total portfolio. In September 2007, the 100 largest debtors accounted for 16.9% of the total credit portfolio, against 17.0% in June 2007. The share of the largest debtor in the total portfolio was 0.6%, a 0.1 p.p. drop quarter-on-quarter (Jun/07 = 0.7%).

During the third quarter of 2007, we reassessed the profile and potential of our customers in the Itaubanco (micro, small and mid-sized companies) and Itaú BBA (large corporations) segments, with transfers of accounts between the institutions with a view to matching customers with the parameters established for both segments. In this connection, in September 2007, 910 customers were transferred from Itaú to Itaú BBA. The credit portfolio balances were impacted by such transfers. To ensure comparability among different periods, the new assignment of customers was replicated in prior periods.

Credit Operations



R$ Million (*)
7,353
6,535
5,846
5,194
5,198
4,634
6,523
9,057
12,206
14,127
16,916
16,077
19,596
27,253
34,282
45,414
44,581
53,275
67,756
93,648
114,071
7,090
6,051
5,531
4,524
4,610
3,958
5,654
8,022
10,818
12,325
14,414
14,058
16,890
23,674
29,615
38,419
38,659
47,407
60,636
84,148
103,832
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07 **
Credit Operations and Guarantees (2)
Credit Operations (1)

(*) In constant currency as of December 31, 1995 up to that date; in nominal amounts thereafter. (**) On September 30, 07
(1) Credit Operations: Loans, Leasing, Other Credits, and Advances on Foreign Exchange Contracts. (2) Guarantees include Endorsements, Sureties and Other Guarantees.

Risk Management

Credit Portfolio Development Consolidated by Client Type and Currency

R$ Million

Total	Sep/07	Jun/07	Sep/06	Variation Sep/07 - Jun/07		Variation Sep/07 - Sep/06	
	Balance	Balance	Balance	Balance	%	Balance	%
Individuals	49,174	45,035	37,463	4,139	9.2%	11,711	31.3%
Credit Card	9,466	8,867	7,976	600	6.8%	1,490	18.7%
Personal Loans	14,149	13,886	13,721	263	1.9%	428	3.1%
Vehicles	25,558	22,282	15,766	3,277	14.7%	9,793	62.1%
Businesses	50,880	46,885	45,825	3,995	8.5%	5,055	11.0%
Corporate	31,247	28,982	30,294	2,265	7.8%	954	3.1%
Small and Medium-Sized Companies	19,633	17,903	15,532	1,751	9.8%	4,101	26.4%
Mandatory Loans	5,853	5,711	5,740	142	2.5%	113	2.0%
Rural Loans	3,390	3,236	3,404	154	4.8%	(14)	-0.4%
Mortgage Loans	2,463	2,476	2,337	(12)	-0.5%	127	5.4%
Argentina / Chile / Uruguay	8,164	7,190	841	974	13.6%	7,324	871.1%
Total	114,071	104,821	89,869	9,250	8.8%	24,202	26.9%
Local Currency							
Individuals	49,139	44,993	37,436	4,146	9.2%	11,703	31.3%
Credit Card	9,466	8,867	7,976	600	6.8%	1,490	18.7%
Personal Loans	14,114	13,844	13,694	269	1.9%	420	3.1%
Vehicles	25,558	22,282	15,766	3,277	14.7%	9,793	62.1%
Businesses	37,119	34,202	32,416	2,918	8.5%	4,703	14.5%
Corporate	20,410	18,940	19,077	1,470	7.8%	1,333	7.0%
Small and Medium-Sized Companies	16,709	15,261	13,339	1,448	9.5%	3,370	25.3%
Mandatory Loans	5,853	5,711	5,740	142	2.5%	113	2.0%
Rural Loans	3,390	3,236	3,404	154	4.8%	(14)	-0.4%
Mortgage Loans	2,463	2,476	2,337	(12)	-0.5%	127	5.4%
Argentina / Chile / Uruguay	-	-	-	-	-	-	-
Total	92,111	84,906	75,592	7,205	8.5%	16,519	21.9%
Foreign Currency							
Individuals	35	42	27	(7)	-16.1%	8	30.4%
Credit Card	-	-	-	-	-	-	-
Personal Loans	35	42	27	(7)	-16.1%	8	30.4%
Vehicles	-	-	-	-	-	-	-
Businesses	13,761	12,684	13,409	1,077	8.5%	351	2.6%
Corporate	10,837	10,041	11,217	796	7.9%	(379)	-3.4%
Small and Medium-Sized Companies	2,923	2,642	2,193	281	10.6%	731	33.3%
Mandatory Loans	-	-	-	-	-	-	-
Rural Loans	-	-	-	-	-	-	-
Mortgage Loans	-	-	-	-	-	-	-
Argentina / Chile / Uruguay	8,164	7,190	841	974	13.6%	7,324	871.1%
Total	21,960	19,916	14,277	2,045	10.3%	7,683	53.8%

Note: Includes endorsements and sureties. Vehicle financing transactions where the assignor is co-obligor were reclassified to the "Large Corporation" group.

Consolidated Credit Portfolio by Client Type and Risk Level

R$ Million

Sep 30, 07	AA	A	B	C	D	E	F	G	H	Total
Individuals	0	29,253	9,561	2,330	2,288	1,751	1,349	505	2,138	49,174
Credit Card	0	2,239	4,771	725	689	360	163	117	404	9,466
Personal Loans	0	4,801	3,510	727	1,252	1,190	1,046	287	1,335	14,149
Vehicles	-	22,213	1,280	878	346	201	140	101	399	25,558
Businesses	18,959	17,354	10,323	2,160	802	374	270	104	534	50,880
Corporate	16,727	10,869	3,170	352	68	6	31	0	23	31,247
Small and Medium-Sized Companies	2,232	6,485	7,152	1,808	734	367	240	104	511	19,633
Mandatory Loans	1,604	2,880	805	168	105	165	39	22	65	5,853
Argentina / Chile / Uruguay	2,912	3,319	1,346	464	41	13	12	8	48	8,164
Total	23,475	52,806	22,035	5,123	3,236	2,302	1,670	639	2,785	114,071

Risk Management

Funding

During the third quarter of 2007, the funding balance grew by 3.4% from the prior quarter. The funding mix shows no significant changes, essentially maintaining the profile seen in the second quarter of the year. It should be noted, however, that net funds obtained from savings deposits significantly increased 180.2% to reach R$ 1,241 million in the quarter.

Funding Balance

R$ Million

	Sep 30, 07	%	Jun 30, 07	%	Sep 30, 06	%	Variation (%)	
							Sep/07-Jun/07	Sep/07-Sep/06
Demand deposits	20,121	16.4%	19,224	16.2%	13,757	14.6%	4.7%	46.3%
Savings deposits	25,715	21.0%	24,075	20.3%	20,900	22.2%	6.8%	23.0%
Interbank deposits	1,354	1.1%	920	0.8%	880	0.9%	47.1%	53.8%
Time deposits	23,242	19.0%	23,974	20.2%	19,889	21.2%	-3.1%	16.9%
Subtotal	**70,433**	**57.5%**	**68,194**	**57.6%**	**55,425**	**59.0%**	**3.3%**	**27.1%**
Securities Repurchase Agreements - Own Issue	39,009	31.9%	36,862	31.1%	25,524	27.1%	5.8%	52.8%
Funds from Acceptances and Issue of Securities	7,327	6.0%	7,899	6.7%	7,568	8.0%	-7.2%	-3.2%
On-lendings	5,684	4.6%	5,443	4.6%	5,496	5.8%	4.4%	3.4%
Total	**122,453**	**100.0%**	**118,397**	**100.0%**	**94,014**	**100.0%**	**3.4%**	**30.2%**

Operational risk

Itaú has control policies and mechanisms in place, aimed at providing an adequate environment to assess operating risks. To this end, it complied with the provisions of Section 404 of the Sarbanes-Oxley Act (SOX) on internal control over consolidated financial statements as of 12/31/05 and 12/31/06. At present, the internal control structure is focused on the implementation of the provisions of Resolution 3380 of the National Monetary Council. The managerial model adopts the criterion of economic valuation per line of business, based on the allocation of capital associated with operational risks incurred. This proprietary mechanism will be submitted for approval by the Brazilian regulatory body in the category of Advanced Model for Operational Risk, in accordance with the criteria of the new Basel Capital Accord, within the deadlines established by the regulator.

Liquidity Risk

The Bank maintained appropriate liquidity levels in Brazil and abroad during the third quarter of 2007. Its sound, diversified sources of funds, as well as the rightsizing of the securities portfolio carried out over past quarters, allowed us to reach adequate liquidity levels, mainly in transactions up to 365 days. The liquidity management policies are established in accordance with the political/economic scenario, as well as directives of the High Committee for Financial Risk Management, and may be reviewed from time to time in the light of cash requirements under atypical market conditions or strategic decisions taken by the institution.

Underwriting Risk

Similarly to Basel II, IAIS (International Association of Insurance Supervisors) guidance is that insurance companies have a risk management system to supplement the minimum capital and solvency margin system. In Brazil, SUSEP, in line with the global trend, enacted in December 2006 Resolution 158, effective 2008, requiring insurance companies to allocate capital to cover any losses arising from underwriting risk. Itaú, however, has used models to manage insurance activities since 2006. The managerial model utilizes the criterion of economic valuation per line of business, based on allocation of capital associated with the underwriting risk. The provisions for underwriting and the related risk are considered at the time the premium is priced. Under the new legislation, factors relating to the issue/pricing risk and the provision risk will be different for those insurers which have a pre-approved internal model. Insurers that do not have internal models approved by SUSEP will be penalized. By calculating the new allocated capital using the two SUSEP parameters, it was found that Itaú will not be required to make any capital contribution to the group insurance companies.

Balance Sheet by Currency (*)

The Balance Sheet by Currency shows the balances linked to the local and foreign currencies. At September 30, 2007, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a liability totaling US$ 2,754 million. It should be pointed out that the gap management policy adopted by the Bank takes into consideration the tax effects on this position. As the profit from exchange rate variation on investments abroad is not taxed, we have set up a hedge (a liability in foreign exchange derivatives) larger in volume than the protected asset, such that the profit from the total foreign exchange position, net of tax effects, is virtually zero and consistent with our strategy of low exposure to risk.

R$ Million

	Sep 30,07					Jun 30,07
		Business in Brazil				Business in Brazil
Assets	**Consolidated**	**Total**	**Local Currency**	**Foreign Currency**	**Business Abroad**	**Foreign Currency**
Cash and Cash Equivalents	**4,681**	**3,532**	**3,105**	**427**	**1,164**	**785**
Short Term Interbank Deposits	**61,965**	**53,352**	**53,143**	**208**	**12,081**	**604**
Securities	**64,513**	**53,792**	**53,742**	**50**	**17,816**	**124**
Loan and Leasing Operations	**95,990**	**83,307**	**77,698**	**5,609**	**14,359**	**4,858**
Other Assets	**67,542**	**67,592**	**52,503**	**15,089**	**3,597**	**10,901**
Foreign Exchange Portfolio	25,400	28,871	14,165	14,705	0	10,579
Other	42,142	38,721	38,338	384	3,597	322
Permanent Assets	**3,792**	**11,664**	**2,550**	**9,115**	**1,234**	**9,471**
TOTAL ASSETS	**298,484**	**273,238**	**242,740**	**30,498**	**50,251**	**26,744**
DERIVATIVES - PURCHASED POSITIONS						
Futures				13,455		21,896
Options				2,692		3,492
Swaps				11,811		17,810
Other				6,533		6,860
TOTAL ASSETS AFTER ADJUSTMENTS (a)				**64,989**		**76,802**

	Sep 30,07					Jun 30,07
		Business in Brazil				Business in Brazil
Liabilities	**Consolidated**	**Total**	**Local Currency**	**Foreign Currency**	**Business Abroad**	**Foreign Currency**
Deposits	**70,433**	**54,413**	**54,371**	**42**	**16,202**	**54**
Funds Received under Securities Repurchase Agreements	**76,393**	**69,924**	**69,924**	**0**	**6,472**	**0**
Funds from Acceptances and Issue of Securities	**7,327**	**10,573**	**3,637**	**6,936**	**3,884**	**4,516**
Borrowings and On-Lendings	**16,024**	**12,040**	**5,483**	**6,556**	**8,674**	**4,283**
Derivative Financial Instruments	**4,603**	**2,923**	**2,923**	**0**	**1,729**	**0**
Other Liabilities	**71,176**	**71,570**	**56,238**	**15,332**	**4,167**	**11,754**
Foreign Exchange Portfolio	25,884	29,352	15,331	14,020	0	10,037
Other	45,292	42,218	40,906	1,312	4,167	1,717
Technical Provisions of Insurance, Pension Plans and Capitalization	**22,466**	**22,466**	**22,466**	**0**	**0**	**0**
Deferred Income	**77**	**63**	**63**	**0**	**14**	**0**
Minority Interest in Subsidiaries	**1,982**	**1,264**	**1,264**	**0**	**(6)**	**0**
Stockholders' Equity	**28,003**	**28,003**	**28,003**	**0**	**9,115**	**0**
TOTAL LIABILITIES	**298,484**	**273,238**	**244,372**	**28,866**	**50,251**	**20,606**
DERIVATIVES - SOLD POSITIONS						
Futures				19,291		34,222
Options				2,484		2,392
Swaps				14,502		21,972
Other				4,191		2,490
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)				**69,333**		**81,683**
Foreign Exchange Position (c = a - b)				**(4,344)**		**(4,881)**
Foreign Exchange Position of Minority Stockholders (d)				**(721)**		**(727)**
Net Foreign Exchange Position after Minority Stockholders (c + d) R$				**(5,065)**		**(5,607)**
Net Foreign Exchange Position after Minority Stockholders (c + d) US$				**(2,754)**		**(2,911)**

(*) Excludes transactions between local and foreign business.

Activities Abroad

Financial Statements

Below we present the financial statements of our main units abroad.

On September 30, 2007

R$ Million

ASSETS	Consolidated Banco Itaú Europa S.A.	Banco Itaú Buen Ayre S.A.	Consolidated Chile	Consolidated Uruguay
Current and Long Term Assets	**10,128**	**1,670**	**7,011**	**1,896**
Cash and Cash Equivalents	292	45	178	342
Short Term Interbank Deposits	5,132	118	85	553
Securities	1,643	47	928	78
Interbank Accounts	70	246	58	-
Interbranch Accounts	-	25	-	-
Loans, Leasing Operations	2,909	1,076	5,531	873
Other Credits	64	110	209	41
Other Assets	19	3	23	8
Permanent Assets	**889**	**40**	**120**	**20**
Investments	602	5	1	0
Fixed Assets	11	35	84	19
Deferred Changes	276	-	35	1
TOTAL ASSETS	**11,017**	**1,710**	**7,132**	**1,915**

LIABILITIES	Consolidated Banco Itaú Europa S.A.	Banco Itaú Buen Ayre S.A.	Consolidated Chile	Consolidated Uruguay
Current and Long Term Liabilities	**9,910**	**1,523**	**6,353**	**1,704**
Deposits	6,191	1,355	4,557	1,452
Deposits Received under Securities Repurchase Agreements	180	-	175	-
Funds from Acceptances and Issue of Securities	1,953	-	762	-
Borrowings and On-lendings	1,001	71	668	0
Derivative Financial Instruments	31	-	49	-
Other Liabilities	554	97	143	251
Deferred Income	**6**	**-**	**0**	**-**
Minority Interest in subsidiaries	**0**	**-**	**0**	**0**
Stockholders' Equity of Parent Company	**1,100**	**187**	**778**	**212**
TOTAL LIABILITIES	**11,017**	**1,710**	**7,132**	**1,915**

Statement of Income

R$ Million

3rd Quarter/07	Consolidated Banco Itaú Europa S.A.	Banco Itaú Buen Ayre S.A.	Consolidated Chile	Consolidated Uruguay
Financial Margin	**15**	**27**	**72**	**30**
Result from Loan Losses	**(4)**	**(1)**	**(17)**	**(2)**
Provision for Loan and Lease Losses	(4)	(1)	(19)	(2)
Recovery of Credits Written Off as Losses	-	0	2	1
Net Result from Financial Operations	**11**	**26**	**56**	**28**
Other Operating Income/(Expenses)	**(15)**	**(26)**	**(14)**	**(21)**
Banking Service Fees	31	14	16	27
Non-interest Expenses	(67)	(40)	(54)	(49)
Equity in the Earnings of Associated Companies	11	0	22	-
Other Operating Income	10	0	2	0
Operating Income	**(4)**	**(0)**	**42**	**7**
Non-operating Income	0	1	(14)	(0)
Income before Tax and Profit Sharing	**(4)**	**1**	**28**	**7**
Income Tax and Social Contribution	**1**	**-**	**(5)**	**1**
Profit Sharing	**(1)**	**-**	**-**	**-**
Minority Interests	**(0)**	**-**	**(0)**	**0**
Net Income	**(4)**	**1**	**23**	**8**
Return on Equity - Annualized (%py)	**-1.4%**	**1.5%**	**11.9%**	**15.7%**
Efficiency Ratio	**120.0%**	**99.2%**	**59.6%**	**84.8%**

Europe (Lisbon, London and Luxembourg)

We are active in foreign trade, placement of euronotes, offering of more sophisticated financial instruments (Structured Notes), and private banking.

The acquisitions of Banco Itaú Europa International (Miami) and Banco Itaú Europa Bank & Trust Bahamas Ltd., at the end of the prior quarter, brought about an increase in non-interest expenses and financial margin, the latter offset by the effects arising from the recent mortgage crisis in the U.S.

Activities Abroad

On June 30, 2007

R$ Million

ASSETS	Consolidated Banco Itaú Europa S.A.	Banco Itaú Buen Ayre S.A.	Consolidated Chile	Consolidated Uruguay
Current and Long Term Assets	**11,510**	**1,510**	**7,439**	**1,905**
Cash and Cash Equivalents	69	48	170	142
Short Term Interbank Deposits	6,599	85	549	814
Securities	1,998	32	918	73
Interbank Accounts	42	209	152	-
Interbranch Accounts	-	34	-	-
Loans, Leasing Operations	2,663	1,019	4,972	816
Other Credits	131	81	660	52
Other Assets	9	4	19	9
Permanent Assets	**879**	**40**	**114**	**18**
Investments	572	6	1	0
Fixed Assets	10	35	84	17
Deferred Changes	296	-	30	1
TOTAL ASSETS	**12,389**	**1,551**	**7,553**	**1,923**

LIABILITIES	Consolidated Banco Itaú Europa S.A.	Banco Itaú Buen Ayre S.A.	Consolidated Chile	Consolidated Uruguay
Current and Long Term Liabilities	**11,273**	**1,352**	**6,786**	**1,719**
Deposits	7,626	1,239	5,140	1,466
Deposits Received under Securities Repurchase Agreements	182	-	178	-
Funds from Acceptances and Issue of Securities	2,571	-	610	-
Borrowings and On-lendings	392	53	252	0
Derivative Financial Instruments	29	-	34	-
Other Liabilities	474	59	572	253
Deferred Income	**5**	**-**	**0**	**-**
Minority Interest in subsidiaries	**0**	-	**0**	**0**
Stockholders' Equity of Parent Company	**1,111**	**199**	**767**	**204**
TOTAL LIABILITIES	**12,389**	**1,551**	**7,553**	**1,923**

Statement of Income

R$ Million

2nd Quarter/07	Consolidated Banco Itaú Europa S.A.	Banco Itaú Buen Ayre S.A.	Consolidated Chile	Consolidated Uruguay
Financial Margin	**31**	**19**	**56**	**30**
Result from Loan Losses	**3**	**3**	**(9)**	**3**
Provision for Loan and Lease Losses	3	3	(13)	(1)
Recovery of Credits Written Off as Losses	-	1	4	4
Net Result from Financial Operations	**35**	**22**	**47**	**32**
Other Operating Income/(Expenses)	**10**	**(22)**	**0**	**4**
Banking Service Fees	18	14	14	25
Non-interest Expenses	(37)	(36)	(47)	(46)
Equity in the Earnings of Associated Companies	21	1	13	-
Other Operating Income	7	(1)	20	25
Operating Income	**44**	**0**	**48**	**37**
Non-operating Income	(0)	1	(9)	(0)
Income before Tax and Profit Sharing	**44**	**1**	**39**	**37**
Income Tax and Social Contribution	**(13)**	-	**(7)**	**(8)**
Profit Sharing	**(2)**	**-**	**-**	**-**
Minority Interests	**0**	**-**	**(0)**	**(0)**
Net Income	**29**	**1**	**32**	**28**
Return on Equity - Annualized (%py)	**9.9%**	**1.8%**	**16.9%**	**56.0%**
Efficiency Ratio	**65.0%**	**111.9%**	**51.8%**	**57.4%**

Argentina

The consolidated assets increased by 10.3% compared to the past quarter, mostly on account of credit transactions, with a R$ 57 million (5.6%) growth in the quarter, and the increase in compulsory deposits with the Argentine Central Bank due to the 9.3% (R$ 116 million) growth in the deposit base compared to the end of the prior quarter. During the quarter, 6,790 new accounts were opened.

Activities Abroad

Chile

The Bank's consolidated assets declined by 5.6%, mostly due to the decreased balance of investments in interbank deposits, partly offset by an 11.2% increase in the credit portfolio, driven by the higher demand from the corporate segment. The volume of deposits decreased by 11.3% (R$ 582 million) compared to the prior quarter, as a result of a 13.7% decline in demand deposits.

Changes in net income are mainly attributable to the non-recurrence of events seen in the prior quarter, such as extraordinary recovery of credits, and reversal of the provision for transition expenses, recorded in other operating revenues.

Uruguay

During the quarter, the credit portfolio grew by 7.0%, as a result of the higher demand for financing by corporate customers.

Changes in net income directly reflects the absence of events seen in the prior quarter, such as extraordinary recoveries of losses, and reversal of the provision for transition expenses.

Trade Line Funding

Our comprehensive relationship with correspondent banks provides our institution with sound access to diversified sources of funds, allowing for a substantial increase in the offer and extended terms, while simultaneously maintaining funding costs at record low levels. The slight increase in such costs seen in the past quarter was brought about by the U.S. real estate crisis.

Trade Line Distribution

Group/Country	Participation
Europe	71%
United States	15%
Latin America	8%
Canada	3%
Asia	2%

Performance of Over-Libor spread on trade lines (%p.y.)

At:	Term (days):	
	180	360
Mar 31,07	0.150%	0.200%
Jun 30,07	0.150%	0.200%
Sep 30,07	0.200%	0.250%

Main Issues Outstanding(1)

We highlight below the main financial funding outstanding in the third quarter of 2007.

US$ Million

Instrument	Coordinator	Balance at Jun 30,07	Amortization	Balance at Set 30,07	Issue Date	Maturity Date	Coupon % (p.y.)
Fixed Rate Notes (2)	Merrill Lynch	244	-	261	08/13/01	08/15/11	4.25%
Fixed Rate Notes	Merrill Lynch and Itaubank	100	-	100	08/13/01	08/15/11	10.000%
Fixed Rate Notes	Merrill Lynch and Itaubank	80	-	80	11/09/01	08/15/11	10.000%
Fixed Rate Notes	Merrill Lynch	93	(12)	81	11/25/03	09/20/10	5.01%
Fixed Rate Notes	ABN Amro Bank and Itaubank	125	-	125	01/31/05	01/31/08	4.375%
Floating Rate Notes	Itaubank	393	-	393	12/31/02	03/30/15	Libor(7) + 1.25%
Floating Rate Notes(3)	Itaú Europa, HypoVereinsbank and ING Luxembourg	271	(271)	0	06/25/04	07/12/07	Euribor(8) + 0.45%
Floating Rate Notes	Merrill Lynch	105	-	105	07/07/04	03/20/11	Libor(7) + 0.65%
Floating Rate Notes(3)	HypoVereinsbank and ING	271	-	285	06/22/05	06/22/10	Euribor(8) + 0.375%
Floating Rate Notes	Calyon	69	(33)	36	06/30/05	09/20/08	Libor(7) + 0.30%
Floating Rate Notes	Calyon	200	-	200	06/30/05	09/20/12	Libor(7) + 0.20%
Floating Rate Notes	Dresdner Bank	200	-	200	09/20/06	09/20/13	Libor(7) + 0.50%
Floating Rate Notes(4)	Itaú Europa, HypoVereinsbank and LB Baden Wuerttemberg	135	-	143	12/22/05	12/22/15	Euribor(8) + 0.55%
Floating Rate Notes(5)	Itaú Europa, UBS Inv. Bank/US and Natexis Banques Populaires	406	-	428	07/27/06	07/27/11	Euribor(8) + 0.32%
Medium Term Notes(6)	HSBC	201	-	210	05/30/07	05/30/12	9.21%
Other Notes(9)		502	-	454			
Total		**3,395**	**(316)**	**3,100**			

(1) Amounts refer to principal amounts.
(2) Amount in US$ equivalent to JPY 30 billion.
(3),(4) and (5) Amounts in US$ equivalent on the dates shown € 200 million, € 100 million and € 300 million, respectively.
(6) Amount in US$ equivalent to R$ 387 milhões
(7) 180-day Libor.
(8) 90-day Euribor.
(9) Structured and Credit Linked Notes.

Banco Itaú Holding Financeira S.A.

Ownership Structure

Ownership Structure

We optimize the capital allocation to the various segments comprising the company by managing our ownership structure.

Note 15 to the consolidated Financial Statements sets out the average acquisition cost of treasury shares, as well as the activity of options granted to conglomerate executives under the Option Plan.

BANCO ITAÚ HOLDING FINANCEIRA S.A.	Sep 30, 07	Jun 30, 07	Sep 30, 06
Stockholders	**59,768**	**56,932**	**56,519**
Outstanding Preferred Shares (in thousands)	576,542	579,412	575,039
Outstanding Common Shares (in thousands)	621,367	621,367	601,517
Outstanding Shares (in thousands)	**1,197,909**	**1,200,779**	**1,176,556**
Preferred Shares in Treasury (in thousands)	18,954	16,084	20,457
Common Shares in Treasury (in thousands)	5,133	5,133	4,447
Shares in Treasury (in thousands)	**24,087**	**21,217**	**24,904**

The organization chart below summarizes our current ownership structure.



Família E.S.A.
60.77% CS
33.87% Total
Free Float
39.23% CS
82.69% PS
Itaúsa
86.30% CS
44.77% Total
Free Float
10.39% CS
88.11% PS
Bank of America
3.31% CS
11.88% PS
7.43% Total
Banco Itaú Holding Financeira S.A.
Chile
100.00% CS
100.00% Total
Uruguay
100.00% CS
100.00% Total
Banco Itaú
100.00% CS
100.00% Total
Banco Itaú BBA
50.00% CS
95.75% Total
(Note)
Banco Itaú Europa
19.53% CS
19.53% Total
Itaú Corretora de Valores
99.99% CS
99.99% Total
Orbitall
100.00% CS
99.99% Total
Banco Itaucard
100.00% CS
100.00% Total
Itaú Bank Ltd.
100.00% CS
100.00% Total
Banco Itaú Buen Ayre
100.00% CS
100.00% Total
Banco Itauleasing
100.00% CS
99.99% Total
Financeira Americanas Itaú
50.00% CS
50.00% Total
Banco Fiat
99.99% CS
99.99% Total
Banco Itaucred
100.00% CS
100.00% Total
Financeira Itaú CBD
50.00% CS
50.00% Total
Itaú Capitalização
99.99% CS
99.99% Total
Itaú Seguros
100.00% CS
100.00% Total
Itaú Vida e Previdência
100.00% CS
100.00% Total

Note: Itaúsa's direct and indirect interest in Banco Itaú Europa is 89.21%.

Performance in the Stock Market

As of September 2007, our preferred shares (ITAU4) and common shares (ITAU3) traded at R$ 92.15 and R$ 86.01 per share, respectively. Our ADRs (ITU), traded on NYSE (the New York Stock Exchange) closed the third quarter of 2007 quoted at US$ 50.62 per ADR. At the end of the third quarter of 2007, our market capitalization amounted to R$ 110.7 billion.

Participation of Foreign Investors: Brazil vs. Abroad Preferred Shares (%)


57.5%
57.0%
56.0%
55.9%
60.9%
59.6%
53.9%
52.3%
52.0%
42.5%
43.0%
44.0%
44.1%
39.1%
40.4%
46.1%
47.7%
48.0%
3Q/05
4Q/05
1Q/06
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07
Abroad
Brazil

Stock Market Performance (São Paulo Stock Exchange) - R$

3rd Quarter/07	Preferred Shares	Commom Shares
Maximum in the quarter (a)	94.60	87.88
Average in the quarter	85.15	78.42
Minimum in the quarter (b)	71.21	68.00
Variation % (a/b)	32.8%	29.2%
Last Price (*)	92.15	86.01

(*) On September 28, 2007.

Net Dividends/ Interest on Own Capital (IOC)


R$ Million
28.8%
532
459
470
360
391
706
571
520
685
3Q/05
4Q/05
1Q/06
2Q/06
3Q/06
4Q/06
1Q/07
2Q/07
3Q/07
75.2%

Dividends and interest on own capital that were paid/ prepaid/provided until September 2007 correspond to 33.0% of recurring net income.

Apimec 2007 Cycle – 2nd Half of the Year

As part of the Apimec 2007 Cycle, 5 more meetings were held in the third quarter: in Porto Alegre and Fortaleza, on August 27 and 30, respectively, in Santos and Campinas, on September 10 and 11, respectively, and in Caxias do Sul, on October 30. It should be noted that, consistent with our commitment to the capital markets, we were the first publicly-held company to carry out Apimec meetings in the cities of Santos and Caxias do Sul. A further meeting has been scheduled for December 5, at the Buffet Rosarosarum, São Paulo, together with Itaúsa. The event will be aired on the website www.itauir.com.

Recognitions

- Dow Jones Sustainability Index – For the 8th consecutive year, we will be part of the Dow Jones Sustainability Index. Ours is the only Latin American bank to take part in this important index since its inception.
- Latin America's Most Sustainable and Best Managed Bank for the 3rd consecutive year - Latin Finance/Management & Excellence magazine.
- Best Apimec Meeting in the South and Rio de Janeiro Chapters (meetings held during 2006)

Performance Culture

The superior market capitalization, the significant increase in the liquidity of our shares and the launch of unique products/services for the capital market, among other initiatives, reflect the value given to our Performance Culture, with a view to creating value for our shareholders and focusing on sustainable profitability.

Market Capitalization*


R$ Billion
CAGR = 44.8%
19.1
32.7
45.2
61.9
92.3
110.7
2002
2003
2004
2005
2006
Sep/07

(*) Average closing price of preferred shares in the last day of each period x total free float shares.

Subsequent Events

Share Split

Banco Itaú Holding Financeira carried out a share split in order to enhance the share liquidity, and adjust the market value per share to a more attractive trading level. Accordingly, on October 1 a new share was distributed for each preferred and common share existing on Bovespa (São Paulo Stock Exchange), without changing the individual shareholders' interests. Furthermore, on October 9, a new ADR was distributed for each ADR existing on NYSE (New York Stock Exchange), and on October 4, one new CEDEAR for each CEDEAR existing on BCBA (Buenos Aires Commerce Exchange). In order to maintain shareholdings unchanged and make up for the increased quantity of shares, their quotation was divided by 2, on the respective dates mentioned above.

Partial Disposal of Interest: Bovespa Holding S.A.

On October 26, Itaú Holding announced the partial disposal of interests held by it, through subsidiaries, in Bovespa Holding S.A., as a result of the latter becoming a publicly-held entity. The transaction will have a positive impact of approximately R$ 239 million before taxes on the results of the fourth quarter of 2007. Itaú now holds 4.02% of the capital of Bovespa Holding S.A., which based on the issue price of R$ 23 per share, corresponds to a market value of R$ 653 million and an unrealized profit of approximately R$ 594 million before taxes.

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (0xx11) 3674-2000

Report of Independent Accountants on Supplementary Information

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1. In connection with our limited review of the Quarterly Information of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated) as of September 30, 2007 and 2006, on which we issued a report without exceptions dated November 5, 2007, we performed a review of the supplementary information included in the Management Discussion and Analysis on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated).

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of the Management Discussion end Analysis on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in Management Discussion and Analysis on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the Quarterly Information.

3. On the basis of our review, we are not aware of any material modifications that should be made to this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the Quarterly Information taken as a whole.

São Paulo, November 5, 2007

CRC 2SP000160/O-5
PricewaterhouseCoopers
Auditores Independentes

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

Banco Itaú Holding Financeira S.A.

Complete Financial Statements

September 2007



BANCO ITAÚ HOLDING FINANCEIRA S.A.

INFORMATION ON THE RESULTS FOR THE PERIOD FROM JANUARY TO SEPTEMBER 2007

We present below the main results of Banco Itaú Holding Financeira (Itaú) for the period from January to September 2007. The complete financial statements and the Management's Discussion and Analysis Report are available on the Itaú website (http://www.itauri.com.br).

1. Consolidated net income of Itaú accumulated to September totaled R$ 6,444 million, with annualized return of 33.3% on average equity. Consolidated stockholders' equity totaled R$ 28,003 million, a 29.1% increase as compared to September 2006, and referential equity, used for purposes of calculating operating limits, was R$ 36,217 million.

2. Itaú's consolidated assets totaled R$ 298,484 million, a 44.2% increase as compared to September 2006. The loan portfolio, including endorsements and sureties, grew 26.9% as compared to the same period of 2006, totaling R$ 114,071 million. Excluding mandatory loans and those from Argentina, Chile and Uruguay, the increase in the credit to individual segment was 31.3%, reaching R$ 49,174 million, and in the very small, small and middle market company segment, the increase was 26.4% as compared to September 2006, totaling R$ 19,633 million. Total free, raised and managed own assets increased 31.3% as compared to the same period in the prior year, totaling R$ 463,737 million. Savings deposits increased 23.0%. Technical provisions of insurance, pension plan and capitalization reached R$ 22,466 million, an increase of 28.1% as compared to September 2006.

3. Itaú paid or provided for its own taxes and contributions in the amount of R$ 5,885 million for the period from January to September 2007. Additionally, the amount of R$ 5,792 million in taxes was withheld and collected from clients and was directly levied on financial operations.

4. Itaú employed 63,743 people at the end of September 2007. The employees' fixed compensation plus charges and benefits totaled R$ 3,366 million in this period. Welfare benefits granted to employees and their dependants totaled R$ 591 million, and investment in education, training and development programs totaled R$ 56 million.

5. In the third of quarter 2007, we highlight the following significant events:
   - Disposal of 53.8 million common shares (8.73% of total capital) of Redecard S.A. Each share was traded at R$ 27.00, generating a positive impact of R$ 1 billion (after taxes) on the result for the third quarter. Itaú continues taking part in the Company's control by means of a shareholders' agreement and with two members in the Board of Directors.
   - Association with Daewoo Securities and KDB Asset Management to launch a fund that will invest in shares and fixed-income securities, offering a selection of portfolios to Korean investors which want to invest in Brazilian assets. This initiative has made Itaú the first Latin American bank to operate as a fund advisor in the South Korean capital market.
   - In September, Itaú implemented a reduction in current account fees. This action has extinguished and caused a reduction of up to 12% in the package fees for its individual clients. In the beginning of October, the action was extended to its corporate clients. The current account package fees for companies suffered a reduction of up to 8%.

6. On October 18, Banco Itaú announced the incorporation of Kinea, a company specialized in the management of alternative investments, which will start operating with Hedge and Real Estate Equity Funds targeted at high net worth individual and corporate clients, thus extending the range of products to clients.

7. On October 26, the Initial Public Offering of Bovespa Holding S.A. was carried out. With the offer, Itaú Holding sold 11.4 million shares it held in the company for R$ 23.00 per share. The operation should impact the result for the fourth quarter of 2007 by approximately R$ 239 million (before taxes). With the conclusion of this operation, Itaú has 4.0% stake in the capital stock of the company, corresponding to a market value of R$ 653 million.

8. Itaú's preferred shares rose 42.3% as compared to the quotation of September 30, 2006. The market value of Itaú was R$ 110,747 million in the Stock Exchanges at the end of September 2007, an increase of 44.9% as compared to the same period of 2006.

9. At the Extraordinary Stockholders' Meeting held on August 27, the stockholders decided to split the shares of the capital stock, aiming at increasing the liquidity of shares by adjusting the share price to a more attractive trading level. The split was carried out in the Stock Exchanges on October 1st.

10. For the eighth consecutive year, Itaú has been selected to be part of the select group of 318 companies which make up the Dow Jones Sustainability World Index (DJSI), being the only Latin American bank included in the index since it was created.

11. Itaú was considered, for the third time in a row, the Most Sustainable and Ethical Bank in Latin America by Latin Finance magazine and Management & Excellence consulting firm. Banco Itaú BBA received, for the second time, the RiskBank Award, in the Wholesale Bank Category, granted by Lopes Filho & Associados. In October, Itaú was also ranked first in the listed company category of the Abrasca (Brazilian Association of Listed Capital Companies) Award for Best Annual Report for the second time, and it was considered the Best Company and awarded the Best Social and Environmental Responsibility practice by IstoÉ Dinheiro magazine in the Banks category. Banco Itaú and Itaú Vida e Previdência were elected the most admired companies in the bank and private pension segments, respectively, in a survey conducted by Carta Capital magazine in partnership with TNS InterScience.

12. In the period from January to September 2007, R$ 130 million were invested in social and cultural projects. The following initiatives undertaken in the third quarter should be highlighted:

   - Social: launch of the second edition of "Itaú Criança" (Itaú Child) with the purpose of mobilizing employees and clients for the assurance of the right to quality education topic; selection of 35 winning regional projects of the seventh edition of the Itaú-Unicef Award; start of training under the Improvement of Municipal Education program in the States of Goiás and Piauí, which involved 50 municipalities with low Development Indexes of K-4 Education; and the beginning of the first class of the Social Projects Economic Evaluation Course in Belo Horizonte, attended by 36 representatives of NGOs and government bodies.
   - Cultural: Up to September, the headquarters of Instituto Itaú Cultural in São Paulo was visited by over 217,000 people. Highlight in the quarter, the launch of the monthly magazine Continuum, which addresses Brazilian art and culture topics; the second edition of "Antídoto" – International Seminar on Cultural Actions in Conflict Zones, conducted in partnership with the AfroReggae Cultural Group, and the fifth edition of the "Onda Cidadã" (communal wave) program, with the attendance of 40 entities from 11 states. The "Rumos" (directions) program received over 3,500 enrollments for the categories Music, Literature, Cultural Journalism and Cultural Management Research.
   - Environment: launch of Fundo Itaú Renda Fixa Ecomudança (fixed-income fund), which will allocate part of its management fees to finance projects focused on the reduction of the climate change effects through the offset of carbon emissions.

São Paulo, November 5, 2007.

Olavo Egydio Setubal
Chairman of the Board of Directors

MANAGEMENT REPORT – January to September 2007

To our Stockholders:

We present the Management Report and financial statements of Banco Itaú Holding Financeira S.A. (Itaú Holding) and its subsidiaries for the period from January to September 2007, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP).

BANCO ITAÚ HOLDING FINANCEIRA

Material Events in the Quarter

. Redecard

In the beginning of July, Itaú Holding sold 53.8 million common shares (8.73% of total capital) it held in Redecard S.A., a company that captures and transmits transactions involving Mastercard and Diners credit and debit card in Brazil. Each share was traded at R$ 27.00, generating a positive impact of R$ 1.0 billion (after taxes) on the result for the third quarter of 2007.

Itaú continues taking part in the Company's control by means of a shareholders' agreement and with two members on the Board of Directors.

. Capital market – launch of fund in South Korea

Itaú Holding formed an association with Daewoo Securities and KDB Asset Management to launch a fund that will invest in shares and fixed-income securities, offering a selection of portfolios to Korean investors that want to invest in Brazilian assets. This initiative has made Itaú the first Latin American bank to operate as a fund advisor in the South Korean capital market.

. Fee reduction and exemption

Noteworthy is the fee reduction implemented by Banco Itaú on September 1st. This action has extinguished and caused a reduction of up to 12% in the current account package fees for its individual clients. In October, Banco Itaú extended this action to its corporate clients, by reducing current account package fees by up to 8%.

This unprecedented initiative in the Brazilian market strengthens the Bank's commitment to client satisfaction and generation of value to its stockholders.

Subsequent Events

. Incorporation of Kinea

On October 18, Banco Itaú announced the incorporation of Kinea, a company specialized in the management of alternative investments, which will start operating with Hedge and Real Estate Equity Funds targeted at high net worth individual and corporate clients, thus extending the range of products to its clients.

Kinea will use Banco Itaú's infrastructure, know how and technology, but it will have its own facilities, team and operations.

. IPO of Bovespa Holding

On October 26, the Initial Public Offering of Bovespa Holding S.A. was carried out. With this offering, Itaú Holding sold 11.4 million shares it held in the company for R$ 23.00 per share. The operation should impact the result for the fourth quarter of 2007 by approximately R$ 239 million (before taxes). With the conclusion of this operation, Itaú has 4.0% stake in the capital stock of the company, corresponding to a market value of R$ 653 million.

Dow Jones Sustainability World Index

For the eighth consecutive year, Itaú has been selected to be part of the select group of 318 companies which make up the Dow Jones Sustainability World Index (DJSI), being the only Latin American bank included in the index since it was created in 1999.

The DJSI measures the companies' financial performance based on sustainability. In addition to the financial indicators, criteria such as corporate governance, transparency, management and social and environment responsibility are evaluated.

Main Financial Indicators

The results for the period reflect the steady and sustainable growth of Itaú Holding's businesses.

	Jan to Sep/07	Jan to Sep/06	Change %	3rdQ/07	2ndQ/07	Change %
Income – R$ million						
Gross income from financial operations	11,346	9,203	23.3	3,663	3,776	(3.0)
Income from services, insurance, pension plan and capitalization	13,963	12,190	14.5	4,605	4,879	(5.6)
Expenses not related to interest (1)	10,635	11,683	(9.0)	3,754	3,608	4.0
Operating income	8,110	4,217	92.3	2,410	2,606	(7.5)
Consolidated recurring net income	5,389	4,568	18.0	1,569	1,919	(18.2)
Consolidated net income	6,444	3,029	112.7	2,428	2,115	14.8
Results per share - R$						
Consolidated recurring net income (2)	4.49	4.07	10.4	1.31	1.60	(18.2)
Consolidated net income (2)	5.37	2.70	99.1	2.02	1.76	14.8
Book value	23.38	18.44	26.8	23.38	22.11	5.7
Interest on capital/ Dividends (net)	1.51	1.22	23.4	0.60	0.44	36.5
Price per preferred share (PN) (3)	92.45	64.98	42.3	92.45	85.96	7.6
Market capitalization - R$ million (4)	110,747	76,453	44.9	110,747	103,219	7.3
Balance sheet - R$ million						
Total assets	298,484	206,935	44.2	298,484	255,418	16.9
Total loans (including endorsements and sureties)	114,071	89,869	26.9	114,071	104,821	8.8
Free, raised and managed own assets	463,737	353,299	31.3	463,737	419,745	10.5
Subordinated debt	10,854	4,547	138.7	10,854	10,625	2.2
Consolidated stockholders' equity	28,003	21,693	29.1	28,003	26,546	5.5
Referential equity (5)	36,217	28,565	26.8	36,217	34,956	3.6
Financial ratios (%) p.a.						
Recurring return on average equity (6)	27.9%	34.1%		23.0%	29.8%	
Return on average equity (6)	33.3%	22.6%		35.6%	32.8%	
Return on average assets	3.4%	2.3%		3.5%	3.3%	
Efficiency ratio (7)	45.6%	47.5%		47.1%	45.8%	
Solvency ratio (Basel ratio) (8)	15.3%	16.8%		15.3%	17.6%	
Fixed assets ratio (8)	14.7%	33.1%		14.7%	15.7%	

(1) Includes personnel expenses, other administrative expenses, tax expenses for CPMF and other taxes and other operating expenses.
(2) Calculated based on the weighted average of the number of outstanding shares.
(3) Based on the average quotation on the last day of the period.
(4) Calculated based on the average quotation of preferred shares on the last day of the period.
(5) Capital basis, calculated according to BACEN Resolution 2,837, dated May 30, 2001, based on the economic and financial consolidation.
(6) For the accumulated, it represents the ratio between net income for the period and average equity ((Sept + Jun + Mar + Dec)/4), multiplied by 1.33. For quarters, it represents the ratio between net income for the quarter and average equity ((current period + prior period)/2), multiplied by 4.
(7) Calculated based on international criteria defined in the Management's Discussion and Analysis Report.
(8) Position at September 30 and June 30.

Highlights

Consolidated net income of Itaú accumulated to September totaled R$ 6,444 million, with annualized return of 33.3% on average equity. Itaú Holding paid or provided for its own taxes and contributions for the period from January to September 2007 in the amount of R$ 5,885 million.

Stockholders' equity totaled R$ 28,003 million at the end of the period, an increase of 29.1% as compared to September 2006. The referential equity used for purposes of calculating operating limits reached R$ 36,217 million.

Itaú Holding's consolidated assets totaled R$ 298,484 million, a 44.2% increase as compared to September 2006. The loan portfolio, including endorsements and sureties, grew 26.9% as compared to the same period of 2006, totaling R$ 114,071 million. Excluding mandatory loans and those from Argentina, Chile and Uruguay, the increase in the credit to individual segment was 31.3%, reaching R$ 49,174 million, and in the very small, small and middle market company segment, the increase was 26.4% as compared to September 2006, totaling R$ 19,633 million.

Total free, raised and managed own assets increased 31.3% as compared to September 2006, totaling R$ 463,737 million. Savings deposits increased 23.0%, reaching R$ 25,715 million at the end of September 2007. Itaú Holding ended the period with R$ 205,342 million in managed assets, being the biggest manager among the Brazilian private banks.

Itaú Holding's preferred and common shares rose 42.3% and 55.3%, respectively, as compared to the quotation of September 30, 2006. The market value of Itaú Holding in the Stock Exchanges was R$ 110,747 million at the end of September 2007, an increase of 44.9% as compared to the same period of 2006.

At the Extraordinary Stockholders' Meeting held on August 27, the stockholders decided to split the shares of the capital stock, aiming at increasing the liquidity of shares by adjusting the share price to a more attractive trading level. The split was carried out in the Stock Exchanges on October 1st.

SUBSIDIARIES

. Banco Itaú

Pro Forma Information (R$ million) (1)	Jan to Sep/07	Jan to Sep/06	Change %	3rd Q/07	2nd Q/07	Change %
Income						
Gross income from financial operations	9,758	6,729	45.0	2,972	3,512	(15.4)
Income from services, insurance, pension plan and capitalization	7,966	7,087	12.4	2,661	2,705	(1.6)
Expenses not related to interest	9,659	8,433	14.5	3,231	3,340	(3.3)
Operating income	7,285	4,682	55.6	2,131	2,571	(17.1)
Recurring net income	4,524	3,529	28.2	1,249	1,617	(22.8)
Allocated capital - Tier I (2)	21,561	16,692	29.2	21,561	21,121	2.1
Annualized return on average allocated capital - Tier I (%)	29.9%	35.5%		23.4%	31.3%	
Assets and loans						
Total loans (3)	**79,885**	**56,485**	41.4	**79,885**	**76,818**	4.0
Companies	19,633	15,532	26.4	19,633	21,255	(7.6)
- Very small/small and middle market companies	19,633	15,532	26.4	19,633	21,255	(7.6)
Individuals	49,174	37,463	31.3	49,174	45,035	9.2
- Credit cards	9,466	7,976	18.7	9,466	8,867	6.8
- Vehicles	25,558	15,766	62.1	25,558	22,282	14.7
- Personal loans	14,149	13,721	3.1	14,149	13,886	1.9
Mandatory loans	2,914	2,649	10.0	2,914	3,338	(12.7)
Argentina/Chile/Uruguay	8,164	841	871.1	8,164	7,190	13.6
Interbank investments	**102,986**	**43,761**	**135.3**	**102,986**	**73,236**	**40.6**
Securities	**45,106**	**32,928**	**37.0**	**45,106**	**44,808**	**0.7**
Deposits + managed assets	**296,356**	**231,892**	**27.8**	**296,356**	**285,753**	**3.7**
Deposits	**91,014**	**55,027**	**65.4**	**91,014**	**84,624**	**7.6**
Managed assets	**205,342**	**176,865**	**16.1**	**205,342**	**201,129**	**2.1**
- Investment funds	181,469	166,822	8.8	181,469	180,121	0.7
- Managed portfolios	23,873	10,044	137.7	23,873	21,008	13.6

(1) The segregation between Banco Itaú and the Group's operations, as well as of the credit, credit card and vehicle loan operations between account and non-account holders, is detailed in the Management 's Discussion and Analysis Report.

(2) Reflects the economic capital of Banco Itaú Pro Forma, determined based on management criteria set up for allocation of capital of Banco Itaú to its business units.
(3) Includes endorsements and sureties.

.. **Itaucred Vehicles**

Vehicle loans totaled R$ 25,558 million at the end of September 2007, representing an increase of 62.1% as compared to September 2006.

.. **Real Estate Loans**

At the end of September, real estate loan operations in Brazil reached R$ 2,463 million, representing an increase of 5.4% as compared to September 2006. 5,876 agreements were signed from January through September. The Bank has already reached 15% of market share, which include loans to individuals and companies. In addition, Securitized Real Estate Loans totaling R$ 82 million have been purchased.

The loan term for residential real estate was extended to 25 years, and an investment was made to increase distribution channels. Noteworthy is the funding obtained from the Interamerican Development Bank (IDB) in the amount of R$ 200 million for real estate loans, which is expected to provide credits of up to R$ 100,000 to individuals.

.. **Consumer Credit**

Consumer credit operations associated with the Taií brand totaled R$ 4,248 million in the loan portfolio and had 6.4 million clients at the end of September.

.. **Credit cards**

Banco Itaú consolidated its leadership in the credit card market, with a share of 22.8% of the market revenue. Up to September, R$ 29,652 million in transactions were made by means of 13.8 million cards. The volume of billings increased 12.8% and the card base grew 3.1%, as compared to the same period of 2006.

From January to September 2007, Orbitall processed 495 million transactions related to 21 million credit cards, posting increases of 3.0% and 6.0%, respectively, as compared to the same period of 2006. It issued 1.5 million electronic benefit cards and 4.0 million of private label accounts.

.. **Insurance, pension plan and capitalization**

Itaú Seguros and its subsidiaries reached R$ 2,484 million in premiums earned from January to September 2007, representing a 10.0% increase as compared to the same period of 2006. We highlight the revenue from premiums issued in life insurance that amounted to R$ 673 million, a 16.0% increase as compared to the same period of the prior year. Technical provisions for insurance and pension plan totaled R$ 21,349 million. Technical provisions for capitalization amounted to R$ 1,117 million at the end of the period. Funds raised from the sale of Pension Plan and VGBL products reached R$ 3,768 million in the period from January to September 2007, representing an increase of 24% as compared to the same period of 2006.

.. **Itaú Corretora de Valores**

In the period from January to September 2007, Itaú Corretora's financial operations at Bovespa amounted to R$ 76,525 million, an increase of 94% as compared to the same period of 2006. In this same period, its financial operations at the Brazilian Mercantile & Futures Exchange (BM&F) amounted to approximately 10.8 million contracts, a growth of 35% as compared to the same period of 2006. In the Home Broker market, Itautrade negotiated R$ 5,238 million, an increase of 85% as compared to the same period of 2006, in line with the growth of the Brazilian capital market.

.. **International Operations**

... **Banco Itaú Europa**

Banco Itaú Europa's consolidated assets totaled € 4.4 billion, an increase of 33.7% as compared to September 2006. This increase is mainly related to the acquisition of the private banking operations of Latin American customers of Bank of America and ABN Amro. Consolidated net income reached € 32.5 million in the period from January to September 2007. Banking product amounted to € 75.8 million, a growth of 23.5% as compared to the same period of 2006, showing a stable contribution from the financial margin and outstanding performance in the capital markets, treasury and international private banking areas, and from the interest held in Banco BPI. The consolidated return on average equity reached 10.1%. In the period from January to September 2007, the efficiency ratio reached 52.2%.

With the expansion of the international private banking operations, Itaú Europa is now present in Miami and Nassau. This expansion contributed to increase the assets under management, which exceeded US$ 6.4 billion at the end of September.

... **Latin America – Argentina, Chile and Uruguay**

At the end of September, the assets of Itaú in Argentina reached R$ 1,710 million, 27.3% higher than in September 2006. In the period from January to September, Banco Itaú Buen Ayre accumulated net income of R$ 5 million. Noteworthy are the 41,774 clients attracted from January to September 2007.

Consolidated assets of Banco Itaú Chile totaled R$ 7,132 million. Consolidated net income reached R$ 74 million in the period from January to September. The opening of two new branches and the 12,626 clients attracted in 2007 should be highlighted.

Consolidated assets of Itaú in Uruguay, which comprise Banco Itaú Uruguay and Administradora de Cartões de Crédito OCA, reached R$ 1,915 million at the end of September. Net income of Itaú in Uruguay totaled R$ 48 million. In the period from January to September, Banco Itaú Uruguay attracted 13,082 clients.

. Banco Itaú BBA

Banco Itaú BBA's loan operations amounted to R$ 34,187 million in the third quarter, including endorsements and sureties to corporate customers in September, an increase of 7% in relation to June 2007.

In the investment banking segment, Banco Itaú BBA carried out debenture and promissory notes operations totaling R$ 14,570 million and Credit Rights Investment Funds (FDIC) totaling R$ 1,600 million. In the National Association of Investment Banks (ANBID) ranking of September 2007, Banco Itaú BBA ranked first in origination of debt securities, with 28% of market share. In capital markets, Banco Itaú BBA was the coordinator and bookrunner of initial public offerings that totaled R$ 9,236 million and of subsequent public offerings that amounted to R$ 2,510 million. In the Thomson Financial origination ranking for the first nine months of 2007, Banco Itaú BBA was ranked third, with a market share of 10%.

Pro Forma Information	Jan to Sep/07	Jan to Sep/06	Change %	3rd Q/07	2nd Q/07	Change %
Income – R$ million						
Gross income from financial operations	1,486	1,655	(10.2)	522	521	0.2
Operating income	1,249	1,493	(16.3)	450	439	2.4
Consolidated net income	866	1,038	(16.6)	321	302	6.4
Balance sheet - R$ million						
Total assets	105,852	53,803	96.7	105,852	85,110	24.4
Total loans (including endorsements and sureties)	34,187	33,384	2.4	34,187	31,940	7.0
Allocated capital - Tier I (1)	6,442	5,407	19.1	6,442	5,425	18.7
Financial ratios (%) p.a.						
Return on average allocated capital - Tier I	20.7%	30.2%		21.6%	23.8%	
Return on average assets	1.4%	3.0%		1.3%	1.4%	

(1) Reflects the economic capital of Banco Itaú BBA Pro Forma, determined based on management criteria set up for allocation of Itaú to its business units.

Personnel

Itaú Holding employed 63,743 people at the end of September. Fixed compensation plus charges and benefits totaled R$ 3,366 million in the period from January to September 2007. Welfare benefits granted to employees and their dependents totaled R$ 591 million, and investments in education, training and development programs totaled R$ 56 million. Noteworthy is the launch of ComTato, a medical and personal support program for employees and their family members.

Social and Environmental Responsibility

In the period from January to September 2007, R$ 130 million were invested in social and cultural projects. The following initiatives undertaken in the third quarter should be highlighted:

.. Social

In the third quarter, Banco Itaú launched programs for the responsible use of current account and for accessibility. The purpose of the former is to guide clients on the safe, responsible and correct use of the account. The latter shows the changes in branches, ATMs, telephone and Internet services made to improve access by disabled people.

The second edition of "Itaú Criança" (Itaú Child) was launched with the purpose of mobilizing employees and clients for the assurance of the right to quality education.

The K-4 education programs developed by Unicef and Fundação Itaú Social received R$ 2.8 million through PIC Esperança and PIC Itaú Criança Capitalization Plans.

In the third quarter, the seventh edition of the Itaú-Unicef Award, with 1,574 enrolled projects, resulted in the selection of 35 winning regional projects. In addition, actions were taken for establishing the Improvement of Municipal Education program in the States of Goiás and Piauí, which involved 50 municipalities with low Development Indexes of K-4 Education

The Social Projects Economic Evaluation Course, started in the city of Belo Horizonte, was attended by 36 representatives of NGOs and government bodies. The "Jovens Urbanos" (urban youth) program in Rio de Janeiro continued to be carried out, benefiting 480 young people in the city of Rio de Janeiro and 480 in São Paulo.

.. Cultural

Up to September, the headquarters of Instituto Itaú Cultural in São Paulo was visited by over 217,000 people. The "Rumos" (directions) program received over 3,500 enrollments for the categories Music, Literature, Cultural Journalism and Cultural Management Research.

In the third quarter, the monthly magazine Continuum Itaú Cultural, which covers Brazilian art and culture, was launched. The second edition of "Antídoto" - International Seminar on Cultural Actions in Conflict Zones was conducted in partnership with the AfroReggae Cultural Group, counting on the participation of professionals from Honduras, Colombia and the United Kingdom. Noteworthy is the fifth edition of the "Onda Cidadã" (communal wave) program, with the attendance of 40 entities from 11 states.

Up to September, Instituto Itaú Cultural performed 160 activities in 53 Brazilian cities, including those undertaken in its headquarters in São Paulo and in three foreign capitals - Montevideo, Buenos Aires and Lima. It launched 61 cultural projects. The Instituto also donated over 41 thousand items to libraries, cultural and educational institutions, researchers, educators, artists and TV stations.

.. **Environment**

The Itaú Seminar on Microfinance, conducted in August, promoted a debate on the industry's trends and outlook, sharing experiences from Brazil and other countries. This event counted on the participation of experts, operators, government officials, researchers and financial institutions.

The Fundo Itaú Renda Fixa Ecomudança (fixed-income fund) was launched, which will allocate part of its management fees to finance projects focused on the reduction of the climate change effects through the offset of carbon emissions.

We also highlight the launching of the "Plante o Amanhã" (cultivate the tomorrow) campaign, an evolution of the "Plant a Primavera" (cultivate spring campaign), conducted for over 20 years. The purpose of this initiative is to encourage society to consume consciously, reducing the environmental impact. Over 150 thousand seeds of trees and explanatory brochures with the "12 Principles to Fight Global Warming" were distributed.

Awards

In the third quarter, we highlight the following awards:

- Most Sustainable and Ethical Bank in Latin America (the third time in a row) - Latin Finance magazine and Management & Excellence consulting firm.
- RiskBank Award 2007 - Wholesale Bank, granted to Banco Itaú BBA (second time) - Lopes Filho & Associados.
- Industry Leaders Award – Bank Industry Corporate Leader, granted to Roberto Setubal - Leaders Forum
- Operating Qualification Seal, granted to Itaú Corretora, in the categories Retail Broker/Execution Broker/Carrying Broker/Agro Broker – BM&F
- The most renowned companies in Uruguay and the first among Credit Card companies, granted to OCA - El País newspaper
- Info Corporate Award – The Best IT Cases in 2007 – Financial Services - Info Corporate magazine, for the Business Intelligence project (Operating Guide)

In October, we highlight the following awards:

- Abrasca Award for Best Annual Report – by second time, in the category listed company – Brazilian Association of Listed Capital Companies
- Melhores da Dinheiro – The Best Company, in the Banks category (third time in a row) and Best Social and Environmental Responsibility Practice - IstoÉ Dinheiro Magazine
- The Most Admired Companies in Brazil – first place in the categories Retail Banks and Private Pension – Carta Capital Magazine in partnership with TNS InterScience

Independent Auditors – CVM Instruction No. 381

. **Procedures adopted by the Company**

The policy adopted by Itaú Holding, its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor's independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to September 2007, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

- January 25, 2007 – Advisory services agreement for preparation of monthly/annual report for reimbursement of 2007 Value-Added Tax (IVA) – Banco Itaú Europa Luxembourg;
- March 8, 2007 – Agreement for using an electronic library of international accounting standards – Itaú Holding – Brazil;

- March 27, 2007 – Advisory services agreement in order to resolve specific issues regarding accounting issues – Banco Itaú Europa;
- March 27, 2007 – Advisory services agreement in order to resolve specific issues regarding accounting and tax treatment of operations – Banco Itaú Europa;
- May 25, 2007 – Service agreement related to US GAAP Course – Banco Itaú – Brazil;
- July 11, 2007 – Consulting and advisory services agreement in order to resolve specific issues involving tax, accounting and corporate law – Itaú Holding – Brazil; and
- July 20, 2007 – Compensation and benefits survey in local companies – OCA S.A.

. Summary of the Independent Auditors' justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Holding, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Holding is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

Circular Letter 3,068/01 of Central Bank of Brazil

Banco Itaú Holding Financeira S.A. hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line "held-to-maturity securities" in the balance sheet, in the amount of R$ 1,439 million, corresponding to only 2.2% of total securities held.

Acknowledgements

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their indispensable support and trust.

(Approved at the Meeting of the Board of Directors held on November 5, 2007).

The complete financial statements and the Management's Discussion and Analysis Report, which present further details on the results for the period, are available on the Itaú Holding website (http://www.itauri.com.br).

BANCO ITAÚ HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS
Chairman
OLAVO EGYDIO SETUBAL

Vice-Chairman
ALFREDO EGYDIO ARRUDA VILLELA FILHO
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL

Directors
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO SETUBAL
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
GERALDO JOSÉ CARBONE
GUILLERMO ALEJANDRO CORTINA
GUSTAVO JORGE LABOISSIERE LOYOLA
HENRI PENCHAS
MARIA DE LOURDES EGYDIO VILLELA
PERSIO ARIDA
ROBERTO TEIXEIRA DA COSTA
SERGIO SILVA DE FREITAS
TEREZA CRISTINA GROSSI TOGNI

EXECUTIVE BOARD
Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Senior Vice-President
HENRI PENCHAS

Executive Vice-Presidents
ALFREDO EGYDIO SETUBAL (*)
CANDIDO BOTELHO BRACHER

Legal Counsel
LUCIANO DA SILVA AMARO

Executive Directors
RODOLFO HENRIQUE FISCHER
SILVIO APARECIDO DE CARVALHO

Managing Directors
JACKSON RICARDO GOMES
MARCO ANTONIO ANTUNES
WAGNER ROBERTO PUGLIESE

INTERNATIONAL ADVISORY BOARD
ROBERTO EGYDIO SETUBAL
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSÉ CARLOS MORAES ABREU
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

(*) Investor Relations Officer

ADVISORY BOARD
FERNANDO DE ALMEIDA NOBRE NETO
LICIO MEIRELES FERREIRA
LUIZ EDUARDO CAMPELLO

NOMINATION AND COMPENSATION COMMITTEE
President
OLAVO EGYDIO SETUBAL

Members
ALFREDO EGYDIO ARRUDA VILLELA FILHO
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL
ROBERTO TEIXEIRA DA COSTA

AUDIT COMMITTEE
President
CARLOS DA CAMARA PESTANA

Members
ALCIDES LOPES TÁPIAS
GUSTAVO JORGE LABOISSIERE LOYOLA
TEREZA CRISTINA GROSSI TOGNI

DISCLOSURE AND TRADING COMMITTEE
ALFREDO EGYDIO SETUBAL
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ANTONIO CARLOS BARBOSA DE OLIVEIRA
ANTONIO JACINTO MATIAS
HENRI PENCHAS
MARIA ELIZABETE VILAÇA LOPES AMARO
ROBERTO TEIXEIRA DA COSTA
SILVIO APARECIDO DE CARVALHO
TEREZA CRISTINA GROSSI TOGNI

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members
ALBERTO SOZIN FURUGUEM
MARCOS DE ANDRADE REIS VILLELA

<u>**Accountant**</u>
JOSÉ MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

BANCO ITAÚ S.A.

Chief Executive Officer and General Manager
ROBERTO EGYDIO SETUBAL

Senior Vice-Presidents
ALFREDO EGYDIO SETUBAL
ANTONIO JACINTO MATIAS
HENRI PENCHAS

Executive Vice-Presidents
JOSÉ FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI
RODOLFO HENRIQUE FISCHER
RONALD ANTON DE JONGH
RUY VILLELA MORAES ABREU

Legal Counsel
LUCIANO DA SILVA AMARO

Executive Directors
ALEXANDRE DE BARROS
CLÁUDIO RUDGE ORTENBLAD
FERNANDO TADEU PEREZ
JOÃO JACÓ HAZARABEDIAN
OSVALDO DO NASCIMENTO
RICARDO VILLELA MARINO
SÉRGIO RIBEIRO DA COSTA WERLANG
SILVIO APARECIDO DE CARVALHO

Senior Managing Directors
ANTONIO CARLOS MORELLI
ALEXANDRE ZÁKIA ALBERT
CARLOS HENRIQUE MUSSOLINI
JACKSON RICARDO GOMES
JOSÉ GERALDO BORGES FERREIRA
LUIZ ANTONIO FERNANDES VALENTE
LYWAL SALLES FILHO
MÁRCIO ANTÔNIO TEIXEIRA LINARES
MARIA ELIZABETE VILAÇA LOPES AMARO
MÁXIMO HERNÁNDEZ GONZÁLEZ
NATALÍSIO DE ALMEIDA JÚNIOR
PAULO ROBERTO SOARES
SANDRA NUNES DA CUNHA BOTEGUIM

Managing Directors
ALMIR VIGNOTO
ANDRÉ DE MOURA MADARÁS
ANTONIO CARLOS RICHECKI RIBEIRO
ANTONIO SIVALDI ROBERTI FILHO
ARNALDO PEREIRA PINTO
AURÉLIO JOSÉ DA SILVA PORTELLA
CARLOS EDUARDO MONICO
CELSON LUIZ HUPFER
CESAR PADOVAN
CÍCERO MARCUS DE ARAÚJO
CRISTIANE MAGALHÃES TEIXEIRA
EDELVER CARNOVALI
EDUARDO ALMEIDA PRADO
ERIVELTO CALDERAN CORRÊA
FABIO WHITAKER VIDIGAL
FERNANDO MARSELLA CHACON RUIZ
HELI DE ANDRADE
JAIME AUGUSTO CHAVES
JEAN MARTIN SIGRIST JÚNIOR
JOÃO ANTONIO DANTAS BEZERRA LEITE
JOÃO COSTA
JOAQUIM MARCONDES DE ANDRADE WESTIN
JOSÉ ANTONIO LOPES
JÚLIO ABEL DE LIMA TABUAÇO
LINDA AGARINAKAMURA (*)
LUÍS ANTÔNIO RODRIGUES
LUIZ ANTONIO NOGUEIRA DE FRANÇA
LUIZ ANTONIO RIBEIRO
LUIZ EDUARDO ZAGO
LUIZ FERNANDO DE ASSUMPÇÃO FARIA
LUIZ MARCELO ALVES DE MORAES
MANOEL ANTONIO GRANADO
MARCELO BOOCK
MARCELO HABICE DA MOTTA
MARCELO SANTOS RIBEIRO
MARCO ANTONIO ANTUNES
MARCO ANTONIO SUDANO
MARCOS AURÉLIO REITANO
MARCOS ROBERTO CARNIELLI
MARIA ELSA ALBA BERNHOEFT (**)
MIGUEL BURGOS NETO
MOACYR ROBERTO FARTO CASTANHO
OLIVIO MORI JÚNIOR
OSVALDO JOSÉ DAL FABBRO
PASCHOAL PIPOLO BAPTISTA
PATRICK PIERRE DELFOSSE
RENATA HELENA DE OLIVEIRA TUBINI
RICARDO ORLANDO
RICARDO TERENZI NEUENSCHWANDER
VALMA AVERSA PRIOLI

(*) Elected at ESM of 08/20/2007 - awaiting BACEN's approval
(**) Elected at ESM of 07/31/2007 - awaiting BACEN's approval

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman
ROBERTO EGYDIO SETUBAL

Vice-Chairmen
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS

Directors
ALFREDO EGYDIO SETUBAL
ANTONIO BELTRAN MARTINEZ
ANTONIO CARLOS BARBOSA DE OLIVEIRA
CANDIDO BOTELHO BRACHER
EDMAR LISBOA BACHA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN
RODOLFO HENRIQUE FISCHER
SÉRGIO RIBEIRO DA COSTA WERLANG

EXECUTIVE BOARD

Chief Executive Officer
CANDIDO BOTELHO BRACHER

Executive Managing Vice-Presidents
ANTONIO CARLOS BARBOSA DE OLIVEIRA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN

Vice-President Director - Commercial
ALBERTO FERNANDES

Legal Counsel
EZEQUIEL GRIN

Directors
ALEXANDRE ENRICO SILVA FIGLIOLINO
ANDRÉ LUIS TEIXEIRA RODRIGUES
ANDRÉ LUIZ HELMEISTER
ANDRÉ EMILIO KOK NETO
CAIO IBRAHIM DAVID
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO
EMERSON SAVI JUNQUEIRA (*)
FÁBIO DE SOUZA QUEIROZ FERRAZ
FERNANDO ALCÂNTARA DE FIGUEREDO BEDA
FERNANDO FONTES IUNES
FRANCISCO PAULO COTE GIL
GILBERTO FRUSSA
GUSTAVO HENRIQUE PENHA TAVARES
JOÃO CARLOS DE GÊNOVA
JOÃO REGIS DA CRUZ NETO
JOSÉ IRINEU NUNES BRAGA
LILIAN SALA PULZATTO KIEFER
LUÍS ALBERTO PIMENTA GARCIA
LUIZ HENRIQUE CAMPIGLIA
MARCELO MAZIERO
MARCELO NAIGEBORIN
MARIA CRISTINA LASS
MÁRIO LÚCIO GURGEL PIRES
MÁRIO LUÍS BRUGNETTI
MARIO LUIZ AMABILE
MILTON MALUHY FILHO (*)
ODAIR DIAS DA SILVA JUNIOR
PAOLO SERGIO PELLEGRINI
PAULO DE PAULA ABREU
PAULO ROMAGNOLI

(*) Elected at MBD of 07/31/2007 - awaiting BACEN's approval

ITAÚ SEGUROS S.A.

Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Superintendent Director
OSVALDO DO NASCIMENTO

Executive Managing Vice-President
OLAVO EGYDIO SETUBAL JÚNIOR

Executive Directors
CLÁUDIO CESAR SANCHES
JOSÉ CARLOS MORAES ABREU FILHO

Managing Directors
ASTÉRIO SAMPAIO MIRANDA
IDACELMO MENDES VIEIRA
MANES ERLICHMAN NETO
MARCO ANTONIO ANTUNES
OSMAR MARCHINI

BANCO ITAUCRED FINANCIAMENTOS S.A.

Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Managing Vice-Presidents
JOSÉ FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI

Directors
ADRIENNE PATRICE GUEDES DAIBERT
ARNALDO PEREIRA PINTO
DILSON TADEU DA COSTA RIBEIRO
ERIVELTO CALDERAN CORRÊA
FERNANDO JOSÉ COSTA TELES
FLÁVIO KITAHARA SOUSA
JACKSON RICARDO GOMES
JASON PETER CRAUFORD
LUÍS FERNANDO STAUB
LUÍS OTÁVIO MATIAS
LUIZ HENRIQUE DIDIER JÚNIOR
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MÁRIO MENDES AMADEU
MÁRIO WERNECK BRITTO
MAURÍCIO FERREIRA AGUDO ROMÃO
RODOLFO HENRIQUE FISCHER

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of reais)

ASSETS	09/30/2007	09/30/2006
CURRENT ASSETS	**236,486,928**	**161,252,827**
CASH AND CASH EQUIVALENTS	**4,681,082**	**3,555,189**
INTERBANK INVESTMENTS (Notes 4a and 5)	**60,303,148**	**28,318,040**
Money market	49,361,027	18,437,953
Money market – Assets Guaranteeing Technical Provision – SUSEP (Note 10b)	273,874	107,256
Interbank deposits	10,668,247	9,772,831
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	**55,290,073**	**35,003,524**
Own Portfolio	23,635,427	12,500,891
Subject to repurchase commitments	2,808,273	1,423,381
Pledged in guarantee	4,441,223	2,453,202
Deposited with the Central Bank	-	662,624
Securities subject to unrestricted repurchase agreements	299	-
Derivative financial instruments	3,650,806	2,233,722
Assets Guaranteeing Technical Provision – PGBL/VGBL fund quotas (Note 10b)	17,456,277	12,980,086
Assets Guaranteeing Technical Provision – Other securities (Note 10b)	3,297,768	2,749,818
INTERBANK ACCOUNTS	**16,944,881**	**14,807,196**
Pending settlement	1,852,827	1,704,758
Central Bank deposits	15,076,174	13,080,264
National Housing System (SFH)	9,107	8,227
Correspondents	6,573	12,517
Interbank onlendings	-	1,430
INTERBRANCH ACCOUNTS	**25,297**	**12,226**
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 7)	**63,069,056**	**49,855,450**
Operations with Credit Granting Characteristics (Note 4d)	67,480,049	53,929,949
(Allowance for loan losses) (Note 4e)	(4,410,993)	(4,074,499)
OTHER RECEIVABLES	**34,653,379**	**28,876,061**
Foreign exchange portfolio (Note 8)	23,536,801	20,123,190
Income receivable	883,410	704,247
Insurance premiums receivable (Note 10b)	798,549	698,473
Negotiation and intermediation of securities	2,371,314	839,075
Sundry (Note 12a)	7,063,305	6,511,076
OTHER ASSETS (Note 4f)	**1,520,212**	**825,141**
Other assets	364,201	368,430
(Valuation allowance)	(60,048)	(89,767)
Prepaid expenses (Notes 4f and 12b)	1,216,059	546,478
LONG-TERM RECEIVABLES	**58,204,861**	**42,231,602**
INTERBANK INVESTMENTS (Notes 4a and 5)	**1,662,209**	**1,318,656**
Money market	666,475	123,740
Money market – Assets Guaranteeing Technical Provision – SUSEP (Note 10b)	387,202	462,761
Interbank deposits	608,532	732,155
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	**9,223,277**	**7,643,979**
Own Portfolio	4,821,473	4,560,775
Subject to repurchase commitments	1,967,438	798,655
Pledged in guarantee	814,684	378,834
Derivative financial instruments	1,011,864	1,081,486
Assets Guaranteeing Technical Provision – Other securities (Note 10b)	607,818	824,229
INTERBANK ACCOUNTS - National Housing System (SFH)	**402,977**	**375,176**
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 7)	**32,920,965**	**23,271,747**
Operations with Credit Granting Characteristics (Note 4d)	36,352,091	26,249,520
(Allowance for loan losses) (Note 4e)	(3,431,126)	(2,977,773)
OTHER RECEIVABLES	**12,014,573**	**8,873,138**
Foreign exchange portfolio (Note 8)	1,863,593	1,847,789
Income receivable	17,373	2,597
Sundry (Note 12a)	10,133,607	7,222,752
OTHER ASSETS - Prepaid expenses (Notes 4f and 12b)	**1,980,860**	**748,906**
PERMANENT ASSETS	**3,791,820**	**3,450,488**
INVESTMENTS (Notes 4g and 14a II)	**1,196,833**	**971,139**
Investments in affiliates	909,015	750,952
Other investments	361,377	315,760
(Allowance for losses)	(73,559)	(95,573)
FIXED ASSETS (Notes 4h and 14b)	**1,839,020**	**2,012,270**
Real estate in use	2,267,766	2,406,835
Other fixed assets	3,540,244	3,426,842
(Accumulated depreciation)	(3,968,990)	(3,821,407)
OPERATING LEASE ASSETS (Note 4i)	**12,974**	**15,941**
Leased assets	18,553	19,231
(Accumulated depreciation)	(5,579)	(3,290)
DEFERRED CHARGES (Notes 4j and 14b)	**742,993**	**451,138**
Organization and expansion expenditures	1,091,862	920,108
(Accumulated amortization)	(348,869)	(468,970)
TOTAL ASSETS	**298,483,609**	**206,934,917**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of reais)

LIABILITIES	09/30/2007	09/30/2006
CURRENT LIABILITIES	**182,859,391**	**117,033,187**
DEPOSITS (Notes 4a and 9b)	**62,419,932**	**49,933,612**
Demand deposits	19,017,681	13,285,319
Savings deposits	25,715,180	20,899,746
Interbank deposits	1,307,319	856,698
Time deposits	15,275,991	14,420,458
Other deposits	1,103,761	471,391
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	**51,368,538**	**15,222,685**
Own Portfolio	19,911,248	7,945,609
Third-party portfolio	19,250,430	5,476,764
Free portfolio	12,206,860	1,800,312
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	**4,161,927**	**1,825,988**
Real estate notes	232,302	174,252
Mortgage notes	14,376	316,420
Debentures	2,945,599	123,099
Foreign borrowings through securities	969,650	1,212,217
INTERBANK ACCOUNTS	**2,402,679**	**3,383,389**
Pending settlements	1,577,296	1,575,748
Correspondents	825,383	1,807,641
INTERBRANCH ACCOUNTS	**1,603,304**	**1,639,121**
Third-party funds in transit	1,590,677	1,626,395
Internal transfer of funds	12,627	12,726
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	**9,790,384**	**4,877,593**
Borrowings	7,931,136	3,375,707
Onlendings	1,859,248	1,501,886
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	**3,222,134**	**1,627,789**
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)	**3,140,652**	**3,621,916**
OTHER LIABILITIES	**44,749,841**	**34,901,094**
Collection and payment of taxes and contributions	1,687,228	1,703,255
Foreign exchange portfolio (Note 8)	24,020,306	20,289,082
Social and statutory (Note 15b II)	1,776,434	1,298,281
Tax and social security contributions (Note 13c I)	1,662,838	1,920,445
Negotiation and intermediation of securities	2,449,578	915,617
Credit card operations (Note 2a)	7,106,883	5,354,647
Securitization of foreign payment orders (Note 9f)	155,316	199,031
Subordinated debt (Note 9g)	2,025,467	46,962
Sundry (Note 12c)	3,865,791	3,173,774
LONG-TERM LIABILITIES	**85,562,938**	**66,864,902**
DEPOSITS (Notes 4a and 9b)	**8,012,694**	**5,491,805**
Interbank deposits	46,618	23,663
Time deposits	7,966,076	5,468,142
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	**25,024,904**	**19,852,818**
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	**3,164,759**	**5,742,110**
Mortgage notes	761,688	-
Debentures	-	2,850,000
Foreign borrowings through securities	2,403,071	2,892,110
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	**6,233,991**	**6,720,455**
Borrowings	2,409,083	2,725,940
Onlendings	3,824,908	3,994,515
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	**1,381,254**	**733,153**
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)	**19,325,249**	**13,911,744**
OTHER LIABILITIES	**22,420,087**	**14,412,817**
Foreign exchange portfolio (Note 8)	1,863,433	1,652,070
Tax and social security contributions (Note 13c I)	8,149,459	5,093,888
Securitization of foreign payment orders (Note 9f)	979,162	1,335,144
Subordinated debt (Note 9g)	8,828,555	4,500,361
Sundry (Note 12c)	2,599,478	1,831,354
DEFERRED INCOME (Note 4n)	**76,614**	**79,100**
MINORITY INTEREST IN SUBSIDIARIES (Note 20g)	**1,981,891**	**1,264,623**
STOCKHOLDERS' EQUITY (Note 15)	**28,002,775**	**21,693,105**
Capital	14,254,213	12,881,120
Capital reserves	1,290,059	1,290,005
Revenue reserves	13,535,530	8,519,685
Adjustment to market value – securities and derivatives (Notes 4b, 4c and 6d)	126,011	121,591
(Treasury shares)	(1,203,038)	(1,119,296)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**298,483,609**	**206,934,917**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Income (Note 2a)
(In thousands of reais)

	01/01 to 09/30/2007	01/01 to 09/30/2006
INCOME FROM FINANCIAL OPERATIONS	**23,425,407**	**21,972,976**
Loan, lease and other credit operations	15,337,579	13,504,358
Securities and derivative financial instruments	5,571,133	6,143,111
Insurance, pension plan and capitalization (Note 10c)	1,689,512	1,549,096
Foreign exchange operations	171,529	85,130
Compulsory deposits	655,654	691,281
EXPENSES ON FINANCIAL OPERATIONS	**(7,878,469)**	**(8,576,286)**
Money market	(6,654,722)	(6,764,442)
Technical provisions for pension plan and capitalization (Note 10c)	(1,385,521)	(1,266,612)
Borrowings and onlendings	161,774	(545,232)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	**15,546,938**	**13,396,690**
RESULT OF LOAN LOSSES (Note 7d I)	**(4,200,623)**	**(4,193,843)**
Expense for allowance for loan losses	(4,999,561)	(4,833,939)
Income from recovery of credits written off as loss	798,938	640,096
GROSS INCOME FROM FINANCIAL OPERATIONS	**11,346,315**	**9,202,847**
OTHER OPERATING INCOME (EXPENSES)	**(3,236,319)**	**(4,985,645)**
Banking service fees (Note 12 d)	7,500,617	6,641,787
Asset management	1,507,654	1,503,637
Current account services	1,183,813	1,138,974
Credit cards	1,749,138	1,527,099
Loan operations and guarantees provided	1,621,867	1,203,359
Collection services	687,956	658,783
Other	750,189	609,935
Result from insurance, pension plan and capitalization operations (Note 10c)	910,844	813,354
Personnel expenses (Note 12e)	(3,966,268)	(3,572,838)
Other administrative expenses (Note 12f)	(4,706,248)	(4,139,394)
Tax expenses (Notes 4m and 13a II)	(1,803,704)	(1,621,002)
Equity in earnings of affiliates (Note 14a III)	88,979	133,828
Other operating revenues (Note 12g)	377,730	455,457
Other operating expenses (Note 12h)	(1,638,269)	(3,696,837)
OPERATING INCOME	**8,109,996**	**4,217,202**
NON-OPERATING INCOME (Note 12i)	**2,413,234**	**86,081**
INCOME BEFORE TAXES ON NET INCOME AND PROFIT SHARING	**10,523,230**	**4,303,283**
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4m and 13a I)	**(3,613,797)**	**(786,405)**
Due on operations for the period	(3,138,973)	(2,280,132)
Related to temporary differences	(474,824)	1,493,727
PROFIT-SHARING	**(553,600)**	**(458,515)**
Employees – Law 10,101 of 12/19/2000	(469,046)	(344,042)
Officers - Statutory - Law 6,404 of 12/15/1976	(84,554)	(114,473)
MINORITY INTEREST IN SUBSIDIARIES (Note 20g)	**88,490**	**(29,078)**
NET INCOME	**6,444,323**	**3,029,285**
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	**1,199,700,196**	**1,122,610,192**
NET INCOME PER SHARE – R$	**5.37**	**2.70**
BOOK VALUE PER SHARE – R$ (OUTSTANDING AT 09/30)	**23.38**	**18.44**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Changes in Financial Position (Note 2a)
(In thousands of Reais)

	01/01 to 09/30/2007	01/01 to 09/30/2006
A – FINANCIAL RESOURCES WERE PROVIDED BY	**91,136,697**	**57,921,282**
ADJUSTED NET INCOME	**6,829,691**	**5,968,438**
Net income	6,444,323	3,029,285
Adjusted net income	385,368	2,939,153
Depreciation and amortization	497,015	483,640
Equity in earnings of affiliates	(88,979)	(133,828)
Amortization of goodwill	-	2,597,837
Other	(22,668)	(8,496)
STOCKHOLDERS' RESOURCES:	107,842	4,692,323
Capital increase with purchase of shares	-	4,581,120
Granting of stock options	107,842	111,203
THIRD PARTIES' RESOURCES ARISING FROM:	83,514,271	47,127,680
- Increase in liabilities:	82,134,192	46,794,235
Deposits	9,259,752	4,905,682
Deposits received under securities repurchase agreements	37,048,734	13,044,853
Funds from acceptance and issuance of securities	-	2,607,336
Interbank and interbranch accounts	35,569	2,491,941
Borrowings and onlendings	5,507,309	2,441,776
Derivative financial instruments	2,357,121	-
Technical provisions for insurance, pension plan and capitalization	3,429,450	2,894,126
Foreign exchange portfolio	12,760,135	14,113,223
Subordinated debt	6,287,632	-
Other liabilities	5,448,490	4,295,298
- Decrease in assets: Other assets	-	152,240
- Changes in deferred income	(4,538)	8,123
- Disposal of assets and investments:	360,321	128,129
Assets not for own use	42,407	47,647
Fixed assets	312,251	77,380
Investments	5,663	3,102
- Elimination of Investments included in consolidation for the period	963,467	-
- Dividends received from affiliates	60,829	44,953
CHANGES IN MINORITY INTEREST	684,893	132,841
B – FINANCIAL RESOURCES WERE USED FOR	**89,846,982**	**56,450,655**
INTEREST ON CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR	1,815,698	1,407,034
PURCHASE OF TREASURY SHARES	260,627	3,176
INVESTMENTS IN:	565,118	3,388,138
- Assets not for own use	23,326	37,448
- Fixed assets	437,398	646,246
- Investments	104,394	106,607
- Goodwill on acquisition of BKB	-	2,597,837
DEFERRED CHARGES	438,518	275,447
INCREASE IN ASSETS:	86,552,317	51,312,334
- Interbank investments	30,556,435	6,759,952
- Securities and derivative financial instruments	18,339,476	9,836,802
- Loan, lease and other credit operations	19,272,289	16,598,804
- Other receivables	4,038,205	4,053,208
- Foreign exchange portfolio	12,528,379	14,063,568
- Other assets	1,817,533	-
DECREASE IN LIABILITIES:	214,704	64,526
- Funds from acceptance and issuance of securities	214,704	-
- Derivative financial instruments	-	27,428
- Subordinated debt	-	37,098
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	**1,289,715**	**1,470,627**
CHANGES IN FINANCIAL POSITION		
Cash and cash equivalents:		
- At the beginning of the period	3,391,367	2,084,562
- At the end of the period	4,681,082	3,555,189
- Increase (decrease)	**1,289,715**	**1,470,627**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Balance sheet
(In thousands of reais)

ASSETS	09/30/2007	09/30/2006
CURRENT ASSETS	499,772	808,500
CASH AND CASH EQUIVALENTS	114	111
INTERBANK INVESTMENTS – Money Market (Notes 4a and 5)	112,042	146,392
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	21,726	90,764
Own Portfolio	-	721
Derivative Financial Instruments	21,726	90,043
OTHER RECEIVABLES - Sundry (Note 12a)	363,719	567,343
OTHER ASSETS - Prepaid expenses	2,171	3,890
LONG-TERM RECEIVABLES	672,577	120,507
INTERBANK INVESTMENTS – Interbank Deposits (Notes 4a and 5)	629,455	90,725
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	21,321	20,553
Own Portfolio	20,352	17,665
Pledged in guarantee	969	841
Derivative Financial Instruments	-	2,047
OTHER RECEIVABLES - Sundry (Note 12a)	21,801	9,229
PERMANENT ASSETS	31,062,725	24,762,680
INVESTMENTS – Investments in subsidiaries (Notes 4g and 14 a I)	31,062,295	24,762,344
FIXED ASSETS AND DEFERRED CHARGES (Notes 4h and 4j)	430	336
TOTAL ASSETS	32,235,074	25,691,687
LIABILITIES		
CURRENT LIABILITIES	1,337,224	1,017,598
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	154	45,441
OTHER LIABILITIES	1,337,070	972,157
Social and statutory (Note 15b II)	1,218,938	894,149
Tax and social security contributions (Note 13c I)	86,967	14,054
Sundry (Note 12c)	31,165	63,954
LONG-TERM LIABILITIES	1,509	7,859
OTHER LIBILITIES – Tax and social security contributions (Note 13c I)	1,509	7,859
STOCKHOLDERS' EQUITY (Note 15)	30,896,341	24,666,230
Capital	14,254,213	12,881,120
Capital reserves	1,290,059	1,290,005
Revenue reserves	16,429,096	11,492,810
Adjustment to market value - securities and derivative financial instruments (Notes 4b, 4c and 6d)	126,011	121,591
(Treasury shares)	(1,203,038)	(1,119,296)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	32,235,074	25,691,687

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Statement of Income
(In thousands of reais)

	01/01 to 09/30/2007	01/01 to 09/30/2006
INCOME FROM FINANCIAL OPERATIONS	**114,057**	**79,039**
Securities and derivative financial instruments	114,057	79,039
EXPENSES ON FINANCIAL OPERATIONS	**-**	**(2,917)**
Money market	-	(2,917)
GROSS INCOME FROM FINANCIAL OPERATIONS	**114,057**	**76,122**
OTHER OPERATING INCOME (EXPENSES)	**6,043,905**	**4,825,469**
Personnel expenses	(16,887)	(15,724)
Other administrative expenses	(41,217)	(25,170)
Tax expenses (Note 13a II)	(33,660)	(25,508)
Equity in earnings of affiliates (Note 14a I)	6,170,153	4,889,223
Other operating revenues (expenses) (Note 12h)	(34,484)	2,648
OPERATING INCOME	**6,157,962**	**4,901,591**
NON-OPERATING INCOME	**7,638**	**1,403**
INCOME BEFORE TAXES ON NET INCOME AND PROFIT SHARING	**6,165,600**	**4,902,994**
INCOME TAX AND SOCIAL CONTRIBUTION (Note13a I)	**(192,584)**	**242,835**
Due on operations for the period	(1,759)	(2,027)
Related to temporary differences	(190,825)	244,862
PROFIT SHARING	**(6,236)**	**(4,326)**
Employees - Law 10,101 of 12/19/2000	(2,383)	(1,061)
Officers - Statutory - Law 6,404 of 12/15/1976	(3,853)	(3,265)
NET INCOME	**5,966,780**	**5,141,503**
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	**1,199,700,196**	**1,122,610,192**
NET INCOME PER SHARE - R$	**4.97**	**4.58**
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 09/30)	**25.79**	**20.96**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Note 15)
(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Adjustment to market value - securities and derivative financial instruments	Retained earnings	(Treasury shares)	Total
BALANCES AT 01/01/2006	**8,300,000**	**1,289,969**	**7,842,554**	**284,066**	**-**	**(1,296,027)**	**16,420,562**
Capital increase	4,581,120	-	-	-	-	-	4,581,120
Restatement of equity securities	-	36	-	-	-	-	36
Treasury shares	-	-	(68,704)	-	-	176,731	108,027
Purchase of treasury shares	-	-	-	-	-	(3,176)	(3,176)
Granting of stock options- exercised options	-	-	(68,704)	-	-	179,907	111,203
Charge in adjustment to market value	-	-	(15,509)	(162,475)	-	-	(177,984)
Complementary interest on capital paid on 03/13/2006 - Fiscal year 2005	-	-	(2,895)	-	-	-	(2,895)
Net income	-	-	-	-	5,141,503	-	5,141,503
Appropriations:							
Legal reserve	-	-	257,075	-	(257,075)	-	-
Statutory reserves	-	-	3,480,289	-	(3,480,289)	-	-
Dividends and interest on capital	-	-	-	-	(1,404,139)	-	(1,404,139)
BALANCES AT 09/30/2006	**12,881,120**	**1,290,005**	**11,492,810**	**121,591**	**-**	**(1,119,296)**	**24,666,230**
CHANGES IN THE PERIOD:	**4,581,120**	**36**	**3,650,256**	**(162,475)**	**-**	**176,731**	**8,245,668**
BALANCES AT 01/01/2007	**14,254,213**	**1,290,005**	**12,350,694**	**163,600**	**-**	**(1,122,933)**	**26,935,579**
Restatement of equity securities	-	54	-	-	-	-	54
Treasury shares	-	-	(72,680)	-	-	(80,105)	(152,785)
Purchase of treasury shares	-	-	-	-	-	(260,627)	(260,627)
Granting of stock options- exercised options	-	-	(72,680)	-	-	180,522	107,842
Charge in adjustment to market value	-	-	-	(37,589)	-	-	(37,589)
Complementary interest on capital paid on 03/08/2007 - Fiscal year 2006	-	-	(5,174)	-	-	-	(5,174)
Net income	-	-	-	-	5,966,780	-	5,966,780
Appropriations:							
Legal reserve	-	-	298,339	-	(298,339)	-	-
Statutory reserves	-	-	3,857,917	-	(3,857,917)	-	-
Dividends and interest on capital	-	-	-	-	(1,810,524)	-	(1,810,524)
BALANCES AT 09/30/2007	**14,254,213**	**1,290,059**	**16,429,096**	**126,011**	**-**	**(1,203,038)**	**30,896,341**
CHANGES IN THE PERIOD:	**-**	**54**	**4,078,402**	**(37,589)**	**-**	**(80,105)**	**3,960,762**

BANCO ITAÚ HOLDING FINANCEIRA S. A
Statement of Changes in Financial Position
(In thousands of reais)

	01/01 to 09/30/2007	01/01 to 09/30/2006
A - FINANCIAL RESOURCES WERE PROVIDED BY	**2,617,118**	**6,600,710**
Adjusted net income (loss)	**(164,702)**	**252,366**
Net income	5,966,780	5,141,503
- Adjustments to net income	(6,131,482)	(4,889,137)
Equity in earnings of affiliates	(6,170,153)	(4,889,223)
Amortization of goodwill	38,558	-
Other	113	86
STOCKHOLDERS' RESOURCES:	107,842	4,692,323
Capital increase for purchase of shares – exercised options	-	4,581,120
Granting of stock options- exercised options	107,842	111,203
THIRD PARTIES' RESOURCES ARISING FROM:	2,673,978	1,656,021
- Increase in liabilities: Derivative financial instruments:	-	28,663
- Decrease in assets:	773,140	756,241
Interbank investments	10,258	600,928
Other receivables and other assets	762,882	155,313
- Disposal of investments	16	-
- Interest on capital and dividends received from affiliates	1,900,822	871,117
B - FINANCIAL RESOURCES WERE USED FOR	**2,617,114**	**6,600,880**
INTEREST ON CAPITAL AND DIVIDENDS PAID AND PROVIDED FOR	1,815,698	1,407,034
PURCHASE OF TREASURY SHARES	260,627	3,176
INVESTMENTS IN:	179	4,698,622
Acquisition of BKB	-	4,698,470
Fixed assets/ deferred charges	179	152
INCREASE IN ASSETS:	20,685	51,014
- Securities and derivative financial instruments	20,685	51,014
DECREASE IN LIABILITIES:	519,925	441,034
- Derivative financial instruments	53,781	-
- Other liabilities	466,144	441,034
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	**4**	**(170)**
CHANGES IN FINANCIAL POSITION		
Cash and cash equivalents:		
- At the beginning of the period	110	281
- At the end of the period	114	111
- Increase (decrease)	4	(170)

BANCO ITAÚ HOLDING FINANCEIRA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FROM JANUARY 1 TO SEPTEMBER 30, 2007 AND 2006

(In thousands of reais)

NOTE 1 - OPERATIONS

Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a) Presentation of the Financial Statements

The financial statements of ITAÚ HOLDING and of its subsidiaries (ITAÚ HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN) the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

At the ESM held on December 26, 2006, stockholders approved the purchase of all shares of the capital stock of BankBoston (BKB) operations in Chile and Uruguay, converting them into ITAÚ HOLDING's wholly-owned subsidiary companies; this acquisition was recorded at that date in the heading Investments – investments in affiliates of the Balance Sheet. On February 1, 2007, February 7, 2007 and March 12, 2007, these transactions were approved by BACEN, by the Superintendency of Bank and Financial Institutions of Chile (SBIF) and by the Uruguayan authorities, respectively, and therefore they started being included in the consolidation process on March 31, 2007.

On May 31, 2007 the acquisitions of Bank of America Corporation (BAC) subsidiary companies, BankBoston International (BBI) and BankBoston Trust Company Limited (BBT), by ITAÚ HOLDING affiliated companies, Banco Itaú Europa (BIE) and Banco Itaú Europa Luxembourg were concluded. The related goodwill amounting to R$ 95,665 was fully amortized in the consolidated financial statements (Note 12h).

On June 28, 2007, ITAU HOLDING disposed of 22.33% of the interest it held in the capital stock of Serasa S.A., comprising 832,176 shares, to Experian Brasil Aquisições Ltda., and the remaining indirect interest of 10.29% was no longer consolidated as from that date (Note 14 a II). Income from this transaction before taxes amounted to R$ 742,523 (Note 12i).

In the public offerings carried out in July 2007, ITAU HOLDING disposed of 8.73% of the interest it held in the capital stock of Redecard S.A., comprising 53,798,700 shares, but it still holds an indirect interest of 23.21%. The proceeds from this offering before taxes amounted to R$ 1,544,439 (Note 12i).

As set forth in the sole paragraph of article 7 of BACEN Circular Letter 3,068, of November 8, 2001, securities classified as trading securities (Note 4b) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

The receivables, arising from purchases made by cardholders, are included in Loan, Lease and Other Credit Operations – Credit Card Operations. The resources related to these amounts are included in Other Liabilities – Credit Card Operations. Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credits operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b) Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter 2,804, of February 11, 1998, the financial statements of ITAÚ HOLDING comprise the consolidation of its foreign subsidiary companies.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign Exchange Variation on investments abroad are classified in the Statement of Income accounts, according to the nature of the corresponding balance sheet accounts.

The difference in Net Income and Stockholders' Equity between ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED (Note 15d) results from the elimination of unrealized profits arising from consolidated intercompany transactions, the related taxes on which have been deferred, and from the adoption of different criteria for the amortization of goodwill originated on purchase of investments and the recognition of deferred tax assets.

In ITAÚ HOLDING, the goodwill recorded in subsidiaries, mainly originated from the acquisition of BKB operations in Brazil, Chile and Uruguay, from the partnership to set up the Financeira Itaú CBD and Americanas Itaú and from the acquisition of part of the shares of BPI S.A., is being amortized based on the expected future profitability (10 years) or upon realization of investments.

In ITAÚ HOLDING CONSOLIDATED, this goodwill was fully amortized in the years when these investments occurred in order to: a) permit better comparability with previous periods' consolidated financial statements; and b) permit measuring Net Income and Stockholders' Equity based on conservative criteria.

The consolidated financial statements comprise ITAÚ HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation country	Interest %	
			09/30/2007	09/30/2006
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, LDA		Portugal	100.00	100.00
Banco Fiat S.A.		Brazil	99.99	99.99
Banco Itaú BBA S.A.		Brazil	95.75	95.75
Banco Itaú Buen Ayre S.A.		Argentina	99.99	99.99
Banco Itaú Cartões S.A.	(1)	Brazil	-	99.99
Banco Itaú Chile (Note 2a)		Chile	99.99	-
Banco Itaú Europa Luxembourg S.A.	(2)	Luxembourg	19.52	19.52
Banco Itaú Europa, S.A.	(2)	Portugal	19.53	19.53
Banco Itaú Uruguay S.A. (Note 2a)		Uruguay	100.00	-
Banco Itaú S.A.		Brazil	100.00	100.00
Banco ItauBank S.A.		Brazil	100.00	100.00
Banco Itaucard S.A.		Brazil	99.99	99.99
Banco Itaucred Financiamentos S.A.		Brazil	99.99	99.99
Banco Itauleasing S.A.	(3)	Brazil	99.99	99.99
BIU Participações S.A.	(4)(5)	Brazil	41.66	-
Cia. Itaú de Capitalização		Brazil	99.99	99.99
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(4)	Brazil	50.00	50.00
Fiat Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(6)	Brazil	50.00	50.00
Itaú Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Itau Bank, Ltd.	(7)	Cayman Islands	100.00	100.00
Itaú Corretora de Valores S.A.		Brazil	99.99	99.99
Itaú Seguros S.A.		Brazil	100.00	100.00
Itaú Vida e Previdência S.A.		Brazil	100.00	100.00
Itaú XL Seguros Corporativos S.A.	(6)	Brazil	50.00	-
ItauBank Leasing S.A. Arrendamento Mercantil		Brazil	99.99	99.99
Itaúsa Export S.A.	(2)	Brazil	22.23	22.23
OCA Casa Financieira S.A. (Note 2a)		Uruguay	100.00	-
Orbitall Serviços e Processamento de Informações Comerciais S.A.		Brazil	99.99	100.00
Redecard S.A. (Note 2a)	(4)	Brazil	23.21	31.94
Serasa S.A. (Note 2a)		Brazil	-	32.54

(1) Company spun off on July 31, 2007 into Banco Itaucard S.A and Banco Itaú S.A.
(2) Affiliated companies included in consolidation, duly authorized by CVM, for a better presentation of the economic unit. Controlled by Itaúsa - Investimentos Itaú S.A. (ITAÚSA).
(3) New company's name of Cia Itauleasing de Arrendamento Mercantil, approved at BACEN on September 12, 2007.
(4) Companies with shared control included proportionally in consolidation.
(5) Company incorporated on June 27, 2007, the capital of which was paid-in with the transfer of shares of Serasa S.A.. (Note 2a).
(6) Company with shared control, included in consolidation, as authorized by CVM, in view of the business management by ITAÚ HOLDING.
(7) It does not include Redeemable Preferred Shares (Note 9g).

NOTE 3 – BASEL AND FIXED ASSET RATIOS

The main indicators at September 30, 2007, according to present regulation, are as follows:

	Financial system consolidated (1)	Economic-financial consolidated (2)
Referential equity (3)	36,184,454	36,217,328
Basel ratio	16.0%	15.3%
Tier I	12.5%	12.0%
Tier II	3.5%	3.3%
Fixed assets ratio (4)	23.2%	14.7%
Excess capital in relation to fixed assets	9,685,022	12,775,377

(1) Consolidated financial statements including financial companies only.

(2) Consolidated financial statements comprising all subsidiary companies, including insurance, pension plan and capitalization companies and those in which control is based on the sum of interests held by the bank, its managers, parent company and related companies, notwithstanding their percentage, as well as those directly or indirectly acquired, through investment funds.

(3) The CMN, through Resolution 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments.

The amount corresponding to foreign branches or interests in a financial institution abroad, in relation to which BACEN does not have access to sufficient information, data and documents to oversee the global consolidation, in addition to possible surplus of funds invested in Permanent Assets, should be deducted from PR.

As from July 2, 2007, the balance of investments in shares and other securities that are included either in Tier I or Tier II of PR and issued by other institutions authorized to operate by BACEN, should also be deducted from PR. This procedure did not affect the PR calculation basis of ITAÚ HOLDING.

(4) The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

Management considers the current Basel ratio (15.3%, based on economic-financial consolidated) to be adequate, taking into account the following:

a) It is much higher than the minimum required by the authorities (11.0%).

b) In view of the realizable values of assets (Note 17), the additional provision (exceeding the minimum required) and unrecorded deferred tax assets, the ratio would increase to 18.1%

CMN Resolution 3,490, of August 29, 2007, which established new parameters for determining the requirement of Referential Equity (PR) in view of the risks arising from operations, shall come into effect as from July 1, 2008, except for the new methodology for calculating the exposure in gold, foreign currencies and financial assets and liabilities subject to foreign exchange variation, provided for BACEN Circular Letter 3,367, of September 12, 2007, which is already in effect. The procedures for calculating other portions of the Required Referential Equity (PRE) were set forth by BACEN Circular Letters 3,360, 3,361, 3,362, 3,363, 3,364, 3,365, 3,366 and 3,368, all of which were issued on September 12, 2007.

BACEN Circular Letter 3,351, of June 8, 2007, which came into effect as from July 2, 2007, changed the procedures for calculation of exposure in gold, foreign currency and financial assets and liabilities subject to exchange variation. BACEN Circular Letter 3,353, of June 8, 2007, which also came into effect as from July 2, 2007, established the change from 0.5 to 1.0 of the "F" Factor applicable to said operations, included in the Basel ratio formula. The already mentioned BACEN Circular Letter No. 3,367, of September 12, 2007, revoked the Circular Letter No. 3,351 and set forth a new system for calculation. The disclosed Basel ratios do not include the effects caused by the option that includes tax effects in the calculation of foreign exchange exposure, which was recommended by the Executive Board and will be analyzed in the meeting of the Board of Directors of November 05, 2007.

The expected effects caused by this option, as well as the initial simulation of the effects caused by new risk factors are presented in the following table. BACEN still has not defined the procedures for determining the requirement of capital related to operational risk, provided for in the previously mentioned Resolution 3,490. As a result, it is not yet possible to estimate its impact, which may be significant on the calculation of the definite ratio.

Simulation of Effects on Basel Ratio	Financial system consolidated	Economic-financial consolidated
Ratio under the current criteria	**16.0%**	**15.3%**
Risk of gold and foreign currency transactions and other subject to foreign exchange variation	3.5%	3.2%
Ratio under the criteria that will enter into effect in the fourth quarter of 2007	**19.5%**	**18.5%**
Exposures based on risk factor:	-0.2%	-0.1%
Retail loan operations reclassified to 75%	1.8%	1.6%
Loan commitments	-1.2%	-1.1%
Exposures related to investments in investment fund	-0.1%	0.2%
Other effects	-0.7%	-0.8%
Risk of operations subject to interest rate variation (*)	0.6%	0.6%
Risk of operations subject to commodity price variation	0.0%	0.0%
Risk of operations subject to stock price variation	-0.1%	-0.1%
Ratio under the criteria effective as from July 1, 2008	**19.8%**	**18.9%**

(*) For the requirement for capital in the risk of coupon interest rate, the multiplier factor published by BACEN for fixed rate risk was adopted.

For calculation of the ratios as of September 30, 2007, the Referential Equity was used, as follows:

	Financial system consolidated	Economic-financial consolidated
ITAÚ HOLDING Stockholders' equity (Consolidated)	**28,002,775**	**28,002,775**
Minority interest in subsidiaries	1,912,927	1,949,724
Unrealized income (losses)	2,435	-
Consolidated stockholders' equity (BACEN)	**29,918,137**	**29,952,499**
Subordinated debt	6,956,178	6,956,178
Deferred tax assets excluded from Tier I	(108,359)	(108,359)
Deferred assets excluded from Tier I	(348,966)	(350,454)
Tier I + Tier II	**36,416,990**	**36,449,864**
Exclusions:		
Indirect equity share in Banco Itaú Europa, S.A.	(232,536)	(232,536)
Referential equity	**36,184,454**	**36,217,328**

During this period, the effects of the changes in legislation and balances were as follows:

Changes in the Basel Ratio	Financial system consolidated			Economic-financial consolidated		
	Referential equity	Weighted assets	Effect	Referential equity	Weighted assets	Effect
Ratio at 12/31/2006	**30,422,571**	**167,695,392**	**18.1%**	**30,477,537**	**176,781,177**	**17.2%**
Net income	6,242,682	-	3.7%	6,156,790	-	3.5%
Amortization of goodwill (*)	(4,435,904)	(4,435,904)	-2.1%	(4,435,904)	(4,435,904)	-2.0%
Deferred tax assets – Amortization of goodwill (*)	1,214,703	3,644,109	0.3%	1,214,703	3,644,109	0.3%
Interest on capital and dividends	(1,815,698)	-	-1.1%	(1,815,698)	-	-1.0%
Change in the adjustment to market value – securities and derivatives	(32,197)	-	0.0%	(32,197)	-	0.0%
Treasury shares	(152,785)	-	-0.1%	(152,785)	-	-0.1%
Subordinated debt	5,141,964	-	3.1%	5,141,964	-	2.9%
Deferred changes excluded from Tier I of referential equity	(348,966)	(348,966)	-0.2%	(350,454)	(350,454)	-0.2%
Other changes in referential equity	(51,916)	-	0.0%	13,372	-	0.0%
Changes in weighted assets	-	58,932,725	-5.7%	-	60,344,550	-5.3%
Ratio at 09/30/2007	**36,184,454**	**225,487,356**	**16.0%**	**36,217,328**	**235,983,478**	**15.3%**

(*) *As from the first quarter of 2007, we started to align the criteria for amortization of goodwill of the Financial System Consolidated and Economic and Financial Consolidated models with those of the published financial statements.*

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) **Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlendings and other receivables and payables** – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b) **Securities** - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular Letter 3,068, of November 8, 2001. Securities are classified into the following categories:

- Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;
- Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders' equity;
- Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders' equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c) **Derivative financial instruments** - These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular Letter 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with hedging criteria (mainly derivatives used to manage the overall risk exposure) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

- Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.
- Cash Flow Hedge - The effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The ineffective portion of hedge is recorded directly in the statement of income.

d) Loan, Lease and Other Credit Operations (Operations with Credit Granting Characteristics) – These transactions are recorded at present value and calculated "pro rata die" based on the variation of the contracted index, and are recorded on the accrual basis until the 60th day overdue in financial companies. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution 2,682 of December 21, 1999, among which are:

- Provisions are recorded from the date loans are granted, based on the client's risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;
- Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

f) Other assets - These assets are mainly comprised by assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

g) Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h) Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost, considering that the items/equipment with residual value up to R$ 3 are fully depreciated. Depreciation is calculated at the following annual rates:

Real estate in use	4 %	to	8 %
Installations, furniture, equipment and security, transportation and communication systems	10 %	to	25 %
EDP systems	20 %	to	50 %

i) Operating leases – Leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual useful lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by Ordinance No. 113 of February 26, 1988 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts. The recognition in income will occur on the due date of the installments.

j) Deferred charges - Deferred organization and expansion expenditures mainly represent leasehold improvements and acquisition of software, and acquisition of customer portfolios, which are amortized in periods from five to ten years.

k) Technical Provisions of Insurance, Pension Plan and Capitalization – provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 162 of December 26, 2006.

I- Insurance:

- Provision for unearned premiums – for risks yet issued, recognized to determine unearned premiums period, calculated pro rata die, and for risks not yet issued, calculated based on estimates, according to an actuarial technical study.

- Provision for premium deficiency – recognized according to the Technical Actuarial Note in case of insufficient Provision for unearned premiums;

- Provision for unsettled claims – recognized based on claims of loss in an amount sufficient to cover future commitments, awaiting judicial decision, which amounts are determined by court-appointed experts and legal advisors that make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company;

- Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

II- Pension Plan and Individual life with living benefits – correspond to liabilities assumed such as retirement plans, disability, pension and annuity:

- Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits;

- Provision for insufficient contribution – recognized in case of insufficient mathematical provisions, computed on an actuarial basis.

- Provision for events incurred but not reported (IBNR) – recognized for the estimated amount of events occurred but not reported;

- Provision for financial surplus – recognized by the difference between the contributions daily adjusted by the Investment Portfolio and the funds guaranteeing them, according to the plan's regulation;

- Provision for financial variation – recognized according to the methodology provided for in the Technical Actuarial Note in order to guarantee that the financial assets are sufficient to cover mathematical provisions.

III- **Capitalization:**

- Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

- Provision for raffle contingencies – recognized according to the methodology provided for in the Technical Actuarial Note to cover the Provision for raffles in the event of insufficient funds.

l) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security: assessed, recognized and disclosed according to the provisions set forth in CVM Resolution 489 of October 3, 2005.

I - Contingent Assets and Liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

- Contingent Assets: not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability.

- Contingent Liabilities: basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; or remote, for which recognition or disclosure is not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

  Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II - Legal Liabilities – Tax and Social Security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

m) Taxes - These provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution	9.00%
PIS (*)	0.65%
COFINS (*)	4.00%
ISS	up to 5.00%
CPMF	0.38%

(*) *For the non-financial subsidiaries which quality for the non-cumulative calculation, the PIS rate is 1.65% and COFINS is 7.6%.*

n) Deferred income – These basically refer to unexpired interest received in advance that is recorded as income is earned and negative goodwill on acquisition of investment, not absorbed in the consolidation process.

NOTE 5 - INTERBANK INVESTMENTS

	09/30/2007						09/30/2006	
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	**43,866,158**	**5,419,269**	**75,600**	**666,475**	**50,027,502**	**80.7**	**18,561,693**	**62.6**
Funded position (*)	12,611,436	5,214,664	75,600	666,379	18,568,079	30.0	10,976,948	37.0
Financed position	31,254,722	716	-	96	31,255,534	50.4	7,584,745	25.6
With free movement	12,003,365	-	-	-	12,003,365	19.3	1,800,312	6.1
Without free movement	19,251,357	716	-	96	19,252,169	31.1	5,784,433	19.5
Short position	-	203,889	-	-	203,889	0.3	-	-
Money market – Assets guaranteeing technical provision - SUSEP	**-**	**108,426**	**165,448**	**387,202**	**661,076**	**1.1**	**570,017**	**2.0**
Interbank deposits	**7,067,948**	**1,268,628**	**2,331,671**	**608,532**	**11,276,779**	**18.2**	**10,504,986**	**35.4**
TOTAL	**50,934,106**	**6,796,323**	**2,572,719**	**1,662,209**	**61,965,357**		**29,636,696**	
% per maturity term	82.1	11.0	4.2	2.7				
TOTAL - 09/30/2006	**22,438,300**	**4,216,369**	**1,663,371**	**1,318,656**	**29,636,696**			
% per maturity term	75.8	14.2	5.6	4.4				

(*) Includes R$ 6,621,263 (R$ 5,998,165 at 09/30/2006) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the Brazilian Mercantile and Futures Exchange (BM&F) and the BACEN.

At September 30, 2007, ITAÚ HOLDING's Portfolio is composed of Money Market - Funded position falling due in up to 30 days amounting to R$ 112,042 (R$ 146,392 at 09/30/2006) and Interbank deposits amounting to R$ 629,455 over 365 days (R$ 90,725 over 365 days at 09/30/2006).

NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	09/30/2007											09/30/2006
	Cost	Provision for adjustment to market value with impact on: Results	Provision for adjustment to market value with impact on: Stockholders' equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES – DOMESTIC	**14,011,172**	**5,395**	**61,852**	**14,078,419**	**22.0**	**138,851**	**248,349**	**1,132,105**	**2,492,361**	**5,460,605**	**4,606,148**	**10,798,414**
Financial Treasury Bills	2,957,432	(467)	(156)	2,956,809	4.6	7,990	243,630	150,529	230,805	1,133,770	1,190,085	2,616,191
National Treasury Bills	7,775,218	(1,740)	6,174	7,779,652	12.1	27,367	-	920,296	1,768,949	4,161,436	901,604	3,667,536
National Treasury Notes	2,039,176	10,289	50,772	2,100,237	3.3	1,835	2,856	29,180	268,123	32,126	1,766,117	2,716,257
National Treasury Notes - M	34,538	-	-	34,538	0.1	8,884	-	-	8,715	16,939	-	61,285
National Treasury/Securitization	176,291	(607)	(2,174)	173,510	0.3	301	1,855	20	6,865	24,151	140,318	74,389
Brazilian External Debt Bonds	932,159	(2,080)	7,274	937,353	1.5	907	8	32,010	208,904	92,183	603,341	982,375
Investment in Non-Exclusive Funds	91,567	-	-	91,567	0.1	91,567	-	-	-	-	-	413,128
Other	4,791	-	(38)	4,753	-	-	-	70	-	-	4,683	267,253
GOVERNMENT SECURITIES – ABROAD	**14,346,421**	**(938)**	**17,589**	**14,363,072**	**22.3**	**321,495**	**2,601,935**	**716,825**	**6,693,480**	**3,333,208**	**696,129**	**1,430,700**
Korea	3,773,717	(4,703)	18,528	3,787,542	5.9	28,524	15,568	605,505	1,898,401	1,239,544	-	-
Austria	3,330,724	-	9,035	3,339,759	5.2	-	2,424,915	-	784,326	130,518	-	464,544
Spain	3,172,225	(511)	(9,348)	3,162,366	4.9	263,741	-	-	1,801,103	1,097,522	-	-
United States	2,562,892	5,578	-	2,568,470	4.0	-	7,303	11,334	1,860,603	393,770	295,460	349,770
Chile	348,280	(363)	(796)	347,121	0.5	24,785	13,337	78,762	130,283	46,702	53,252	-
Denmark	314,916	(252)	298	314,962	0.5	-	116,692	4,054	194,216	-	-	-
Portugal	239,018	-	(180)	238,838	0.4	-	-	-	2,329	209,228	27,281	357,437
Norway	187,000	-	-	187,000	0.3	-	-	-	-	187,000	-	-
Russia	165,846	(740)	-	165,106	0.3	-	-	-	-	-	165,106	74,172
Uruguay	93,872	38	1,012	94,922	0.1	4,264	24,098	3,688	-	4,928	57,944	31,330
Italy	70,759	-	(960)	69,799	0.1	-	-	568	-	-	69,231	-
Argentina	50,831	(36)	-	50,795	0.1	1	-	11,654	22,219	11,967	4,954	110,236
Central Bank	45,838	-	-	45,838	0.1	-	-	11,653	22,219	11,966	-	78,861
National Treasury	4,993	(36)	-	4,957	-	1	-	1	-	1	4,954	31,375
Mexico	30,371	21	-	30,392	-	151	-	1,205	-	11,315	17,721	644
Other	5,970	30	-	6,000	-	29	22	55	-	714	5,180	42,567
CORPORATE SECURITIES	**13,810,877**	**91,975**	**50,060**	**13,952,912**	**21.4**	**4,209,236**	**1,313,423**	**1,730,700**	**857,545**	**1,387,695**	**4,454,313**	**14,123,095**
EuroBonds and Others	4,070,508	5,607	7,064	4,083,179	6.1	432,512	225,432	839,684	338,652	466,106	1,780,793	4,980,215
Bank Deposit Certificates	2,721,504	-	-	2,721,504	4.2	265,662	830,450	707,143	168,769	203,906	545,574	2,819,174
Shares	1,309,015	78,749	6,669	1,394,433	2.2	1,394,433	-	-	-	-	-	1,167,793
Debentures	2,829,709	5	7,409	2,837,123	4.4	42,317	115,644	183,650	286,862	548,657	1,659,993	1,646,890
Promissory Notes	206,089	-	(107)	205,982	0.3	40,685	112,664	-	52,633	-	-	833,568
Quotas of Funds	2,021,642	242	2,598	2,024,482	3.2	2,021,250	-	-	-	-	3,232	2,116,686
Fixed Income	639,829	-	1,696	641,525	1.0	638,293	-	-	-	-	3,232	842,407
Credit Right Funds	1,206,310	-	-	1,206,310	1.9	1,206,310	-	-	-	-	-	1,198,486
Other	175,503	242	902	176,647	0.3	176,647	-	-	-	-	-	75,793
Securitized Real Estate Loans	626,738	7,382	27,439	661,559	1.0	73	16,929	216	10,629	169,026	464,686	523,611
Other	25,672	(10)	(1,012)	24,650	-	12,304	12,304	7	-	-	35	35,158
PGBL/VGBL FUND QUOTAS (1)	**17,456,277**	**-**	**-**	**17,456,277**	**27.1**	**17,456,277**	**-**	**-**	**-**	**-**	**-**	**12,980,086**
SUBTOTAL – SECURITIES	**59,624,747**	**96,432**	**129,501**	**59,850,680**	**92.7**	**22,125,859**	**4,163,707**	**3,579,630**	**10,043,386**	**10,181,508**	**9,756,590**	**39,332,296**
Trading securities	39,860,179	96,432	-	39,956,611	61.9	19,821,264	542,072	1,837,356	6,029,234	7,149,762	4,576,923	24,569,782
Available-for-sale securities	18,325,963	-	129,501	18,455,464	28.6	2,289,489	3,621,387	1,729,968	3,767,037	2,908,193	4,139,390	13,135,296
Held-to-maturity securities (2)	1,438,605	-	-	1,438,605	2.2	15,106	248	12,306	247,115	123,553	1,040,277	1,627,218
DERIVATIVE FINANCIAL INSTRUMENTS	**4,100,260**	**562,410**	**-**	**4,662,670**	**7.2**	**1,546,690**	**686,258**	**573,461**	**844,397**	**479,947**	**531,917**	**3,315,208**
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	**63,725,007**	**658,842**	**129,501**	**64,513,350**	**100.0**	**23,672,549**	**4,849,965**	**4,153,091**	**10,887,783**	**10,661,455**	**10,288,507**	**42,647,503**
						36.8%	**7.5%**	**6.4%**	**16.9%**	**16.5%**	**15.9%**	
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	**(4,110,963)**	**(492,425)**	**-**	**(4,603,388)**	**100.0**	**(1,336,806)**	**(694,405)**	**(543,834)**	**(648,090)**	**(522,799)**	**(858,455)**	**(2,360,942)**

(1) Portfolios of PGBL and VGBL plan securities whose ownership and involved risks belong to the clients, recorded as securities in compliance with SUSEP requirements, having as contra-entry in liabilities in Technical Provision for Pension Plans; (2) Unrecorded positive adjustment to market value in the amount of R$ 210,214 (R$ 153,088 at 09/30/2006), according to Note 6e.

b) Summary per portfolio

	09/30/2007						
		Restricted to					
	Own Portfolio	Repurchase agreements	Pledging of guarantees (1)	Free movement and Central Bank (2)	Derivative Financial Instruments	Assets guaranteeing technical provisions (Note 10b)	Total
GOVERNMENT SECURITIES – DOMESTIC	**8,571,396**	**853,753**	**3,601,971**	**299**	**-**	**1,051,001**	**14,078,419**
Financial Treasury Bills	1,241,021	46,970	1,384,249	299	-	284,270	2,956,809
National Treasury Bills	5,327,980	255,635	2,119,117	-	-	76,920	7,779,652
National Treasury Notes	1,234,843	76,978	98,605	-	-	689,811	2,100,237
National Treasury Notes - M	34,538	-	-	-	-	-	34,538
National Treasury/Securitization	173,510	-	-	-	-	-	173,510
Brazilian External Debt Bonds	463,183	474,170	-	-	-	-	937,353
Investments in Non-Exclusive Funds	91,567	-	-	-	-	-	91,567
Other	4,753	-	-	-	-	-	4,753
GOVERNMENT SECURITIES - ABROAD	**10,474,053**	**2,457,706**	**1,431,313**	**-**	**-**	**-**	**14,363,072**
Korea	3,576,793	-	210,749	-	-	-	3,787,542
Austria	2,124,712	-	1,215,047	-	-	-	3,339,759
Spain	3,162,366	-	-	-	-	-	3,162,366
United States	395,556	2,167,397	5,517	-	-	-	2,568,470
Chile	221,918	125,203	-	-	-	-	347,121
Denmark	314,962	-	-	-	-	-	314,962
Portugal	238,838	-	-	-	-	-	238,838
Norway	187,000	-	-	-	-	-	187,000
Russia	-	165,106	-	-	-	-	165,106
Uruguay	94,922	-	-	-	-	-	94,922
Italy	69,799	-	-	-	-	-	69,799
Argentina	50,795	-	-	-	-	-	50,795
Central Bank	45,838	-	-	-	-	-	45,838
National Treasury	4,957	-	-	-	-	-	4,957
Mexico	30,392	-	-	-	-	-	30,392
Other	6,000	-	-	-	-	-	6,000
CORPORATE SECURITIES	**9,411,452**	**1,464,252**	**222,623**	**-**	**-**	**2,854,585**	**13,952,912**
Eurobonds and Others	3,359,219	723,960	-	-	-	-	4,083,179
Bank Deposit Certificates	854,038	-	216,585	-	-	1,650,881	2,721,504
Shares	1,351,755	-	6,038	-	-	36,640	1,394,433
Debentures	1,222,299	740,292	-	-	-	874,532	2,837,123
Promissory Notes	205,982	-	-	-	-	-	205,982
Quotas of Funds	1,742,634	-	-	-	-	281,848	2,024,482
Fixed Income	641,525	-	-	-	-	-	641,525
Credit Right Funds	924,462	-	-	-	-	281,848	1,206,310
Other	176,647	-	-	-	-	-	176,647
Securitized Real Estate Loans	650,875	-	-	-	-	10,684	661,559
Other	24,650	-	-	-	-	-	24,650
PGBL/VGBL FUND QUOTAS	**-**	**-**	**-**	**-**	**-**	**17,456,277**	**17,456,277**
DERIVATIVE FINANCIAL INSTRUMENTS	**-**	**-**	**-**	**-**	**4,662,670**	**-**	**4,662,670**
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	**28,456,900**	**4,775,711**	**5,255,907**	**299**	**4,662,670**	**21,361,863**	**64,513,350**
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) - 09/30/2006	**17,061,466**	**2,222,036**	**2,832,036**	**662,624**	**3,315,208**	**16,554,133**	**42,647,503**

(1) Represent securities deposited in connection with Contingent Liabilities lawsuits (Note 11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

(2) Represent securities in compulsory deposits.

c) Trading securities

	09/30/2007										09/30/2006
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES – DOMESTIC	**10,396,988**	**5,396**	**10,401,383**	**26.0**	**122,058**	**102,473**	**1,009,285**	**2,096,467**	**5,155,085**	**1,917,015**	**5,907,164**
Financial Treasury Bills	1,897,307	(467)	1,896,840	4.7	2,150	102,124	72,806	99,795	936,843	683,122	1,733,983
National Treasury Bills	7,054,601	(1,740)	7,052,861	17.7	27,367	-	919,435	1,768,929	4,160,960	176,170	2,774,085
National Treasury Notes	997,716	10,289	1,008,005	2.5	312	214	16,548	23,473	5,786	961,672	649,314
National Treasury/Securitization	80,487	(607)	79,880	0.2	301	127	20	5,596	22,494	51,342	109
Brazilian External Debt Bonds	274,310	(2,080)	272,230	0.7	361	8	476	197,674	29,002	44,709	185,820
Investments in Non-Exclusive Funds	91,567	-	91,567	0.2	91,567	-	-	-	-	-	413,128
Other	-	-	-	-	-	-	-	-	-	-	150,725
GOVERNMENT SECURITIES – ABROAD	**5,463,546**	**(938)**	**5,462,608**	**13.6**	**31,462**	**15,901**	**30,026**	**3,668,047**	**1,228,634**	**488,538**	**751,973**
Austria	-	-	-	-	-	-	-	-	-	-	238,193
Argentina	11,447	(36)	11,411	-	1	-	6,455	-	1	4,954	35,443
Central Bank	6,454	-	6,454	-	-	-	6,454	-	-	-	5,808
National Treasury	4,993	(36)	4,957	-	1	-	1	-	1	4,954	29,635
Russia	165,846	(740)	165,106	0.4	-	-	-	-	-	165,106	74,172
Denmark	198,522	(252)	198,270	0.5	-	-	4,054	194,216	-	-	-
Spain	853,024	(511)	852,513	2.1	14,816	-	-	424,673	413,024	-	-
Korea	1,602,173	(4,703)	1,597,470	4.0	16,465	7,006	-	1,177,477	396,522	-	-
Chile	33,222	(363)	32,859	0.1	-	1,570	6,923	11,078	13,288	-	-
Uruguay	79	38	117	-	-	-	-	-	-	117	11,184
United States	2,562,892	5,578	2,568,470	6.4	-	7,303	11,334	1,860,603	393,770	295,460	349,770
Mexico	30,371	21	30,392	0.1	151	-	1,205	-	11,315	17,721	644
Other	5,970	30	6,000	-	29	22	55	-	714	5,180	42,567
CORPORATE SECURITIES	**6,544,368**	**91,975**	**6,636,343**	**16.7**	**2,211,467**	**423,698**	**798,045**	**265,720**	**766,043**	**2,171,370**	**4,930,559**
Eurobonds and Others	1,050,636	5,607	1,056,243	2.6	2,243	9,752	58,602	63,255	375,974	546,417	233,409
Bank Deposit Certificates	2,259,529	-	2,259,529	5.7	265,590	384,858	690,834	168,769	203,906	545,572	2,231,761
Shares	762,250	78,749	840,999	2.1	840,999	-	-	-	-	-	571,604
Debentures	1,244,033	5	1,244,038	3.1	-	-	48,609	33,696	170,113	991,620	621,774
Promissory Notes	-	-	-	-	-	-	-	-	-	-	21,182
Quotas of Funds	1,090,089	242	1,090,331	2.8	1,090,331	-	-	-	-	-	1,110,600
Fixed Income	625,587	-	625,587	1.6	625,587	-	-	-	-	-	838,943
Credit Right Funds	380,404	-	380,404	1.0	380,404	-	-	-	-	-	271,657
Other	84,098	242	84,340	0.2	84,340	-	-	-	-	-	-
Securitized Real Estate Loans	113,213	7,382	120,595	0.3	-	16,784	-	-	16,050	87,761	114,128
Other	24,618	(10)	24,608	0.1	12,304	12,304	-	-	-	-	26,101
PGBL/VGBL FUND QUOTAS	**17,456,277**	**-**	**17,456,277**	**43.7**	**17,456,277**	**-**	**-**	**-**	**-**	**-**	**12,980,086**
Total	**39,860,179**	**96,432**	**39,956,611**	**100.0**	**19,821,264**	**542,072**	**1,837,356**	**6,029,234**	**7,149,762**	**4,576,923**	**24,569,782**
% per maturity term					**49.5%**	**1.4%**	**4.6%**	**15.1%**	**17.9%**	**11.5%**	
Total – 09/30/2006	**24,550,229**	**19,553**	**24,569,782**		**16,118,425**	**595,773**	**1,483,628**	**2,264,263**	**913,459**	**3,194,234**	
% per maturity term					**65.7%**	**2.4%**	**6.0%**	**9.2%**	**3.7%**	**13.0%**	

d) Available-for-sale securities

	09/30/2007										09/30/2006
	Cost	Adjustment to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES – DOMESTIC	**2,494,179**	**61,852**	**2,556,031**	**13.7**	**7,909**	**145,876**	**113,233**	**150,526**	**208,602**	**1,929,885**	**3,644,560**
Financial Treasury Bills	1,060,125	(156)	1,059,969	5.7	5,840	141,506	77,723	131,010	196,927	506,963	882,208
National Treasury Bills	720,617	6,174	726,791	3.9	-	-	861	20	476	725,434	893,451
National Treasury Notes	271,331	50,772	322,103	1.7	1,523	2,642	3,045	6,997	9,542	298,354	1,304,364
National Treasury/Securitization	95,804	(2,174)	93,630	0.5	-	1,728	-	1,269	1,657	88,976	74,280
Brazilian External Debt Bonds	341,511	7,274	348,785	1.9	546	-	31,534	11,230	-	305,475	373,729
Other	4,791	(38)	4,753	-	-	-	70	-	-	4,683	116,528
GOVERNMENT SECURITIES – ABROAD	**8,865,614**	**17,589**	**8,883,203**	**48.1**	**290,033**	**2,586,034**	**686,644**	**3,025,433**	**2,104,574**	**190,485**	**658,581**
Portugal	239,018	(180)	238,838	1.3	-	-	-	2,329	209,228	27,281	357,437
Austria	3,330,724	9,035	3,339,759	18.1	-	2,424,915	-	784,326	130,518	-	226,351
Argentina	39,384	-	39,384	0.2	-	-	5,199	22,219	11,966	-	74,793
Central Bank	39,384	-	39,384	0.2	-	-	5,199	22,219	11,966	-	73,053
National Treasury	-	-	-	-	-	-	-	-	-	-	1,740
Denmark	116,394	298	116,692	0.6	-	116,692	-	-	-	-	-
Spain	2,319,201	(9,348)	2,309,853	12.5	248,925	-	-	1,376,430	684,498	-	-
Korea	2,171,544	18,528	2,190,072	11.9	12,059	8,562	605,505	720,924	843,022	-	-
Chile	315,058	(796)	314,262	1.7	24,785	11,767	71,839	119,205	33,414	53,252	-
Uruguay	76,532	1,012	77,544	0.4	4,264	24,098	3,533	-	4,928	40,721	-
Norway	187,000	-	187,000	1.0	-	-	-	-	187,000	-	-
Italy	70,759	(960)	69,799	0.4	-	-	568	-	-	69,231	-
CORPORATE SECURITIES	**6,966,170**	**50,060**	**7,016,230**	**38.2**	**1,991,547**	**889,477**	**930,091**	**591,078**	**595,017**	**2,019,020**	**8,832,154**
Eurobonds and Others	2,800,457	7,064	2,807,521	15.3	430,199	215,680	778,891	275,397	90,132	1,017,222	4,478,180
Bank Deposit Certificates	461,975	-	461,975	2.5	72	445,592	16,309	-	-	2	587,413
Shares	546,765	6,669	553,434	3.0	553,434	-	-	-	-	-	596,189
Debentures	1,519,901	7,409	1,527,310	8.3	42,193	115,396	134,668	252,419	351,909	630,725	948,633
Promissory Notes	206,089	(107)	205,982	1.1	40,685	112,664	-	52,633	-	-	812,386
Quotas of Funds	925,525	2,598	928,123	5	924,891	-	-	-	-	3,232	1,000,604
Fixed Income	14,242	1,696	15,938	0.1	12,706	-	-	-	-	3,232	3,464
Credit Right Funds	825,906	-	825,906	4.5	825,906	-	-	-	-	-	926,829
Other	85,377	902	86,279	0.5	86,279	-	-	-	-	-	70,311
Securitized Real Estate Loans	504,404	27,439	531,843	2.9	73	145	216	10,629	152,976	367,804	399,692
Other	1,054	(1,012)	42	-	-	-	7	-	-	35	9,057
TOTAL	**18,325,963**	**129,501**	**18,455,464**	**100.0**	**2,289,489**	**3,621,387**	**1,729,968**	**3,767,037**	**2,908,193**	**4,139,390**	**13,135,296**
Adjustment of securities reclassified in prior years to held-to-maturity securities		23,023			**12.4%**	**19.6%**	**9.4%**	**20.4%**	**15.8%**	**22.4%**	
Deferred taxes		(57,789)									
Minority interest in subsidiaries		(2,102)									
Adjustment of securities of unconsolidated affiliates		33,378									
ADJUSTMENT TO MARKET VALUE – SECURITIES – 09/30/2007		**126,011**									
TOTAL 09/30/2006	**13,017,428**	**117,867**	**13,135,295**		**2,378,771**	**1,560,354**	**2,342,831**	**1,831,690**	**1,451,758**	**3,569,891**	
Adjustment of securities reclassified in prior years to held-to-maturity securities		28,654			**18.1%**	**11.9%**	**17.8%**	**13.9%**	**11.1%**	**27.2%**	
Deferred taxes		(49,770)									
Minority interest in subsidiaries		(2,472)									
Adjustment of securities of unconsolidated affiliates		27,312									
ADJUSTMENT TO MARKET VALUE – SECURITIES – 09/30/2006		**121,591**									

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost by maturity term. In the carrying value, not considered in results, is the amount of R$ 23,023 (R$ 28,654 at 09/30/2006) is included at 09/30/2007, relating to market adjustment of the reclassified securities at 12/31/2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 210,214 (R$ 153,088 at 09/30/2006).

	09/30/2007								09/30/2006
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Cost
GOVERNMENT SECURITIES – DOMESTIC	**1,121,005**	**77.8**	**8,884**	**-**	**9,587**	**246,368**	**96,918**	**759,248**	**1,246,690**
National Treasury Notes (1)	770,129	53.4	-	-	9,587	237,653	16,798	506,091	762,579
National Treasury Notes - M (2)	34,538	2.4	8,884	-	-	8,715	16,939	-	61,285
Brazilian External Debt Bonds	316,338	22.0	-	-	-	-	63,181	253,157	422,826
GOVERNMENT SECURITIES – ABROAD - Uruguay	**17,261**	**1.2**	**-**	**-**	**155**	**-**	**-**	**17,106**	**20,146**
CORPORATE SECURITIES	**300,339**	**21.0**	**6,222**	**248**	**2,564**	**747**	**26,635**	**263,923**	**360,382**
Eurobonds and Others	219,415	15.3	70	-	2,191	-	-	217,154	268,626
Debentures (1)	65,775	4.6	124	248	373	747	26,635	37,648	76,483
Quotas of funds - Other	6,028	0.4	6,028	-	-	-	-	-	5,482
Securitized real estate loans (1)	9,121	0.7	-	-	-	-	-	9,121	9,791
Total	**1,438,605**	**100.0**	**15,106**	**248**	**12,306**	**247,115**	**123,553**	**1,040,277**	**1,627,218**
% per maturity term			**1.0%**	**0.0%**	**0.9%**	**17.2%**	**8.6%**	**72.3%**	
TOTAL – 09/30/2006	**1,627,218**		**38,022**	**10,274**	**25,674**	**12,404**	**276,685**	**1,264,159**	
% per maturity term			**2.3%**	**0.6%**	**1.6%**	**0.8%**	**17.0%**	**77.7%**	

(1) Includes investment of Itaú Previdência e Seguros S.A. in the amount of R$ 750,500 (R$ 664,665 at 09/30/2006).

(2) Refers to securities issued in nominative and non-disposable way.

f) Derivative financial instruments

	09/30/2007										09/30/2006
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSETS											
Futures	30,088	2,239	32,327	0.7	(1,543)	29,203	3,163	5,935	(619)	(3,812)	-
Option premiums	515,637	158,659	674,296	14.5	139,252	67,422	158,225	290,818	17,744	835	365,614
Forwards	982,803	565	983,368	21.1	475,916	203,140	143,263	144,656	-	16,393	614,557
Swaps - difference receivable	1,304,366	339,075	1,643,441	35.2	108,229	182,562	260,514	235,769	380,963	475,404	1,648,101
Others (*)	1,267,366	61,872	1,329,238	28.5	824,836	203,931	8,296	167,219	81,859	43,097	686,936
Total	**4,100,260**	**562,410**	**4,662,670**	**100.0**	**1,546,690**	**686,258**	**573,461**	**844,397**	**479,947**	**531,917**	**3,315,208**
% per maturity term					**33.2%**	**14.7%**	**12.3%**	**18.1%**	**10.3%**	**11.4%**	
Total – 09/30/2006	**2,814,070**	**501,138**	**3,315,208**		**933,198**	**331,129**	**485,825**	**483,570**	**313,489**	**767,997**	
% per maturity term					**28.0%**	**10.0%**	**14.7%**	**14.6%**	**9.5%**	**23.2%**	
LIABILITIES											
Futures	-	-	-	-	-	-	-	-	-	-	(2,661)
Option premiums	(350,590)	(162,949)	(513,539)	11.2	(126,670)	(117,833)	(148,152)	(61,120)	(59,764)	-	(218,605)
Forwards	(362,996)	(219)	(363,215)	7.9	(246,263)	(8,034)	-	(92,525)	-	(16,393)	(66,414)
Swaps - difference payable	(1,432,740)	(261,231)	(1,693,971)	36.7	(123,397)	(186,774)	(219,781)	(225,387)	(148,824)	(789,808)	(1,281,461)
Others (*)	(1,964,637)	(68,026)	(2,032,663)	44.2	(839,475)	(381,764)	(175,901)	(269,058)	(314,211)	(52,254)	(791,801)
Total	**(4,110,963)**	**(492,425)**	**(4,603,388)**	**100.0**	**(1,335,805)**	**(694,405)**	**(543,834)**	**(648,090)**	**(522,799)**	**(858,455)**	**(2,360,942)**
% per maturity term					**29.0%**	**15.1%**	**11.8%**	**14.1%**	**11.4%**	**18.6%**	
Total – 09/30/2006	**(1,858,513)**	**(502,429)**	**(2,360,942)**		**(648,526)**	**(406,794)**	**(254,416)**	**(318,053)**	**(323,673)**	**(409,580)**	
% per maturity term					**27.5%**	**17.2%**	**10.8%**	**13.5%**	**13.7%**	**17.3%**	

(*) Basically includes Forward Contracts, Forward Rate Agreements (FRAs), Non Deliverable Forwards (NDFs) and Credit Derivatives.

At September 30, 2007, ITAU HOLDING recorded at market value swap contracts, involving foreign currency, interbank market, and indices, totaling R$ 21,726 (R$ 92,090 at 09/30/2006) in assets, distributed as follows: R$ 68 from 31 to 180 days at 09/30/2006, R$ 21,726 from 181 to 365 days (R$ 89,975 at 09/30/2006) and R$ 2,047 over 365 days at 09/30/2006. The liability position amounted to R$ 154 (R$ 45,441 at 09/30/2006), maturing from 181 to 365 days.

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates and assets prices and credit, aiming to hedge against default by the counterpart. Accordingly, ITAÚ HOLDING and its subsidiaries are fully involved in the derivative markets for meeting the growing needs of its clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

Most derivative contracts traded with clients in Brazil are swap and futures contracts, which are registered at the Brazilian Mercantile and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturity or currency mismatches between their obligations and the resources used to fund them. ITAÚ HOLDING carries out transactions overseas with futures, forwards, options, swaps and credits, with registration mainly in the Chicago, New York and London Exchanges.

The main risk factors of the derivatives, assumed by ITAÚ HOLDING at September 30, 2007, were related to the foreign exchange rate, interest rate, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the Bank, with the use of transactions involving derivatives, has been able to maximize the risk-return ratios, even under high volatile situations.

The Bank carries out operations involving credit derivatives with the purpose of optimizing the management of its exposure to credit risk of the assets of its balance sheet.

The operations carried out for credit portfolio management reduce the specific risks of the counterpart in default, transferring these risks, totally or partially, to the institution that sells the hedge. Such risks are daily monitored in view of the credit limits established for each counterpart, thus ensuring that they are properly managed.

Under regular conditions, the exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotations and, in this case, it is necessary to adopt current value estimates and other pricing techniques. To obtain these market values, the following criteria were adopted:

- Swaps: the cash flow of each leg is discounted to present value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the government securities for Brazilian transactions, and on the international exchange prices for transactions carried out abroad.
- Futures and Forward Contracts: Quotation on the exchanges or adoption of a criterion identical to those used for swaps.
- Options: statistical models that incorporate the volatility of the asset value, the interest rates, the exercise price and the spot price of the good, such as the Black & Scholes model.
- Credit: Pricing model involving a payment flow in the case of no event, and in the case of event, the notional amount is paid in exchange for unsettled securities.

These financial instruments have their notional values recorded in memorandum accounts and adjustments/premiums are recorded in balance sheet accounts.

	Memorandum Account Notional amounts		Balance Sheet Account Receivable /(Received) (Payable) /Paid	Adjustment to market value (in results)	Market Value	
	09/30/2007	09/30/2006	09/30/2007	09/30/2007	09/30/2007	09/30/2006
Futures Contracts	**218,390,545**	**144,226,909**	**30,088**	**2,239**	**32,327**	**(2,661)**
Purchase commitments	**121,659,975**	**96,217,042**	**30,093**	**3,202**	**33,295**	**(4,166)**
Foreign currency	7,305,512	4,535,567	(7,440)	(42)	(7,482)	(750)
Interbank market	39,409,974	79,640,678	(5,925)	3,948	(1,977)	1,105
Fixed rates	46,551,754	835,928	-	-	-	-
Indices	27,460,816	10,839,285	43,803	(1,048)	42,755	(4,549)
Securities	792,424	-	-	(100)	(100)	-
Other	139,495	365,584	(345)	444	99	28
Commitments to sell	**96,730,570**	**48,009,867**	**(5)**	**(963)**	**(968)**	**1,505**
Foreign currency	5,367,083	5,053,632	-	6	6	4,399
Interbank market	7,788,673	28,173,707	-	(169)	(169)	(9,597)
Fixed rates	74,769,674	687,925	-	-	-	-
Indices	7,267,633	12,948,956	-	(546)	(546)	6,732
Securities	1,400,195	-	-	-	-	-
Other	137,312	1,145,647	(5)	(254)	(259)	(29)
Swap			**(128,374)**	**77,844**	**(50,530)**	**366,640**
Asset position	**43,624,332**	**56,444,367**	**1,304,366**	**339,075**	**1,643,441**	**1,648,101**
Foreign currency	9,085,662	13,609,565	49,621	(7,964)	41,657	24,675
Interbank market	18,711,388	17,591,472	967,307	101,709	1,069,016	1,182,985
Fixed rates	6,949,111	11,917,174	129,249	66,462	195,711	316,968
Indices	8,777,471	13,178,734	145,286	179,120	324,406	88,544
Other	100,700	147,422	12,903	(252)	12,651	34,929
Liability position	**43,752,706**	**56,037,984**	**(1,432,740)**	**(261,231)**	**(1,693,971)**	**(1,281,461)**
Foreign currency	8,640,130	11,957,893	(145,050)	12,002	(133,048)	(269,660)
Interbank market	20,552,452	21,352,369	(976,407)	(44,592)	(1,020,999)	(576,357)
Fixed rates	5,805,525	8,617,435	(198,402)	(35,480)	(233,882)	(323,089)
Indices	8,704,113	13,999,421	(107,022)	(194,055)	(301,077)	(111,383)
Other	50,486	110,866	(5,859)	894	(4,965)	(972)
Option	**157,103,610**	**86,311,232**	**165,047**	**(4,290)**	**160,757**	**147,009**
Purchase commitments – long position	**43,815,361**	**14,241,706**	**151,819**	**27,624**	**179,443**	**60,061**
Foreign currency	7,889,086	4,256,183	65,978	(21,879)	44,099	43,016
Interbank market	-	101,724	-	-	-	36
Indices	35,738,957	8,578,577	72,169	43,341	115,510	3,810
Securities	105,063	535,592	9,439	2,751	12,190	5,220
Other	82,255	769,630	4,233	3,411	7,644	6,327
Commitments to sell – long position	**35,156,017**	**26,696,449**	**363,818**	**131,035**	**494,853**	**305,553**
Foreign currency	5,503,416	4,544,637	48,162	38,385	86,547	6,133
Indices	27,473,800	20,866,612	68,526	108,174	176,700	116,058
Securities	2,046,596	1,142,231	244,168	(13,806)	230,362	183,292
Other	131,205	142,969	2,962	(1,718)	1,244	70
Purchase commitments - short position	**49,858,290**	**21,875,374**	**(244,637)**	**(72,820)**	**(317,457)**	**(107,160)**
Foreign currency	10,839,322	5,818,228	(104,407)	(4,735)	(109,142)	(81,889)
Interbank market	-	165,315	-	-	-	(87)
Indices	38,329,731	14,338,501	(83,227)	(53,519)	(136,746)	(2,574)
Securities	667,560	711,005	(54,746)	(10,845)	(65,591)	(17,976)
Other	21,677	842,325	(2,257)	(3,721)	(5,978)	(3,471)
Commitments to sell - short position	**28,274,942**	**23,497,703**	**(105,953)**	**(90,129)**	**(196,082)**	**(111,445)**
Foreign currency	3,298,979	2,302,191	(58,825)	12,326	(46,499)	(18,293)
Indices	23,605,479	20,374,949	(35,606)	(108,345)	(143,951)	(78,926)
Securities	1,292,553	525,860	(9,800)	5,086	(4,714)	(14,093)
Other	77,931	294,703	(1,722)	804	(918)	(133)
Forwards			**619,807**	**346**	**620,153**	**548,143**
Purchases receivable - Securities			**237,889**	**225**	**238,114**	**6,863**
Purchase payable - Securities			**(237,892)**	**(182)**	**(238,074)**	**(45,809)**
Sales receivable			**744,914**	**340**	**745,254**	**607,694**
Securities			744,844	340	745,184	354,141
Other			70	-	70	-
Sales deliverable – Securities			**(125,104)**	**(37)**	**(125,141)**	**(20,605)**
Other derivative financial instruments (*)	**42,098,122**	**18,136,443**	**(697,271)**	**(6,154)**	**(703,425)**	**(104,865)**
Asset position	20,955,580	7,350,093	1,267,366	61,872	1,329,238	686,936
Liability position	21,142,542	10,786,350	(1,964,637)	(68,026)	(2,032,663)	(791,801)
		ASSETS	**4,100,260**	**562,410**	**4,662,670**	**3,316,208**
		LIABILITIES	**(4,110,963)**	**(492,425)**	**(4,603,388)**	**(2,360,942)**
		TOTAL	**(10,703)**	**69,985**	**59,282**	**954,266**

Derivative contracts mature as follows (in days):

Clearing	0 - 30	31 - 180	181 - 365	Over 365	09/30/2007	09/30/2006
Futures	19,330,461	153,354,186	14,478,371	31,227,527	218,390,545	144,226,909
Swaps	3,741,002	13,585,342	8,169,810	16,823,812	42,319,966	55,209,848
Options	14,247,253	77,848,446	57,622,666	7,385,245	157,103,610	86,311,232
Other	6,931,026	16,120,232	10,343,896	8,702,968	42,098,122	18,136,443

(*) Basically includes Forward Contracts, Forward Rate Agreement (FRAs), Non Deliverable Forward (NDFs) and Credit Derivatives.

See below the composition of the Derivative Financial Instruments portfolio by type of paper, stated at their notional amount, per trading location (organized or over-the-counter market) and counterparties:

	09/30/2007					09/30/2006
	Futures	Swaps	Options	Other	Total	
BM&F/Bovespa	**90,151,157**	**9,490,233**	**138,328,177**	**4,298,038**	**242,267,605**	**217,832,557**
Over-the-counter market	**128,239,388**	**32,829,733**	**18,775,433**	**37,800,084**	**217,644,638**	**86,051,875**
Financial institutions	128,234,887	10,116,116	16,403,076	29,148,614	183,902,693	56,011,325
Companies	4,501	21,334,128	2,372,357	8,633,391	32,344,377	29,201,048
Individuals	-	1,379,489	-	18,079	1,397,568	839,502
Total	**218,390,545**	**42,319,966**	**157,103,610**	**42,098,122**	**459,912,243**	**303,884,432**
Total 09/30/2006	**144,226,909**	**55,209,848**	**86,311,232**	**18,136,443**	**303,884,432**	

Credit derivatives

	Credit risk amount		Effect on the calculation of the required net equity	
	09/30/2007	09/30/2006	09/30/2007	09/30/2006
Transferred	**(4,323,877)**	**(578,504)**	**(475,626)**	**(63,635)**
Credit swaps whose underlying assets are:				
Securities	(4,112,534)	(578,504)	(452,379)	(63,635)
Derivatives with companies	(69,924)	-	(7,692)	-
Total return rate swap whose underlying assets are:				
Securities	(141,419)	-	(15,556)	-
Derivatives with companies	-	-	-	-
Received	**2,095,071**	**2,479,199**	**75,768**	**45,678**
Credit swaps whose underlying assets are:				
Securities	1,939,071	2,379,199	58,608	34,678
Derivatives with companies	156,000	100,000	17,160	11,000
Total	**(2,228,806)**	**1,900,696**	**(399,858)**	**(17,957)**

The market value of the credit derivative operations described above, recorded in assets, totals R$ 45,236 (R$ 36,721 at 09/30/2006) and in liabilities R$ 116,746 (R$ 15,279 at 09/30/2006). During the year, there was no occurrence of a credit event as provided for in the agreements.

g) Changes in adjustment to market value for the period

	01/01 to 09/30/2007	01/01 to 09/30/2006
Opening balance	**311,248**	**247,765**
Balance arising from the acquisition of BKB operations in Brazil on 04/30/2006	-	(104,363)
Adjustments with impacts on:		
Net income	30,334	302,759
Trading securities and additional provision	(17,203)	331,853
Derivative financial instruments (assets and liabilities)	47,537	(29,094)
Stockholders' equity	(45,664)	(310,032)
Closing balance	**295,918**	**136,129**
Adjustment to market value	295,918	136,129
Trading securities	96,432	19,553
Available-for-sale securities	129,501	117,867
Derivative financial instruments (assets and liabilities)	69,985	(1,291)

For a better understanding, the following table shows the unrealized gain of available-for-sale securities and held-to-maturity securities:

	09/30/2007	09/30/2006
Adjustment to available-for-sale securities- Stockholders' equity	129,501	117,867
Adjustment to held-to-maturity securities (*)	233,237	181,742
Total unrealized gain	**362,738**	**299,609**

(*) At 09/30/2007 includes the amount of R$ 23,023 (R$ 28,654 at 09/30/2006) regarding the adjustment to market value of securities reclassified up to 12/31/2003, not recognized in net income.

h) Realized and unrealized gain of securities portfolio

	01/01 to 09/30/2007	01/01 to 09/30/2006
Gain (loss) – trading securities	331,786	52,226
Gain (loss) – available-for-sale securities	200,494	399,521
Total of realized gain	**532,280**	**451,747**
Adjustment to market value of trading securities	(17,203)	(38,147)
Total	**515,077**	**413,600**

i) Reclassification of securities (article 5 of BACEN Circular Letter 3,068, of November 8, 2001)

The management's Financial Risk Management Committee sets forth guidelines to classify securities.

The classification of the current portfolio of securities, as well as the securities purchased in the period, are periodically and systematically evaluated based on such guidelines.

No reclassifications or changes to the current guidelines were carried out in the period.

NOTE 7 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I- Per type and risk levels

Risk levels	09/30/2007										09/30/2006
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	15,301,033	28,894,194	12,963,219	3,149,882	2,127,582	1,789,990	1,374,385	448,167	2,105,756	68,144,208	56,443,529
Loans and discounted trade receivables	8,590,624	14,083,560	9,911,235	2,317,840	1,831,740	1,528,625	1,265,642	367,689	1,733,047	41,630,002	35,531,480
Financing	5,089,277	10,156,537	2,193,664	638,831	186,926	93,442	67,529	54,749	289,570	18,770,526	15,156,826
Farming and agribusiness loans	1,554,049	1,020,827	567,669	87,394	32,013	110,194	3,998	3,687	10,135	3,389,966	3,403,586
Real estate financing	67,083	3,633,270	280,651	105,817	76,903	57,729	37,216	22,042	73,004	4,353,715	2,351,638
Lease operations	850,765	18,855,754	2,601,236	953,375	365,142	141,606	120,811	66,479	209,029	24,164,197	13,634,110
Credit card operations	-	2,638,621	4,820,130	793,852	693,778	364,641	165,723	118,496	416,844	10,012,085	8,095,139
Advances on exchange contracts (1)	285,404	456,205	387,910	116,256	27,600	5,674	3,112	1,636	3,220	1,287,017	1,805,875
Other sundry receivables (2)	42,692	9,334	59,578	51,177	5,426	180	2,323	3,941	49,982	224,633	200,816
Total operations with credit granting characteristics	16,479,894	50,854,108	20,822,073	5,064,542	3,219,528	2,302,091	1,666,354	638,719	2,784,831	103,832,140	80,179,469
Endorsements and sureties (3)										10,239,087	9,689,769
Total with endorsements and sureties	16,479,894	50,854,108	20,822,073	5,064,542	3,219,528	2,302,091	1,666,354	638,719	2,784,831	114,071,227	89,869,238
Total - 09/30/2006	12,564,340	34,825,700	17,581,795	4,816,987	3,170,972	2,216,700	1,899,514	591,708	2,511,753	80,179,469	

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities - Foreign Exchange Portfolio/ Other Receivables (Note 2a).

(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid.

(3) Recorded in Memorandum Accounts.

II- Per maturity and risk level

	09/30/2007										09/30/2006
	AA	A	B	C	D	E	F	G	H	Total	Total
						OVERDUE OPERATIONS (1) (2)					
Falling due installments	-	-	1,501,296	922,120	501,391	446,122	511,568	223,102	622,306	4,727,905	3,599,879
01 to 30	-	-	74,674	48,842	33,125	31,601	33,520	13,574	52,198	287,534	220,231
31 to 60	-	-	74,235	44,189	28,940	25,697	28,632	14,949	47,108	263,750	162,535
61 to 90	-	-	62,149	40,435	25,962	22,654	23,845	11,875	32,248	219,168	164,327
91 to 180	-	-	173,596	111,008	71,761	61,873	66,607	32,485	85,793	603,123	439,387
181 to 365	-	-	299,697	192,978	110,348	99,555	112,111	50,222	135,449	1,000,360	761,065
Over 365	-	-	816,945	484,668	231,255	204,742	246,853	99,997	269,510	2,353,970	1,852,334
Overdue installments	-	-	221,240	256,102	440,832	376,867	448,696	343,429	1,400,030	3,487,196	3,217,344
01 to 14	-	-	13,444	24,726	14,182	11,320	13,508	5,967	17,075	100,222	74,396
15 to 30	-	-	207,796	67,272	117,003	51,448	35,269	10,011	37,288	526,087	434,230
31 to 60	-	-	-	164,104	130,486	68,185	59,355	20,077	58,353	500,560	460,065
61 to 90	-	-	-	-	179,161	64,765	82,489	28,943	63,540	418,898	534,796
91 to 180	-	-	-	-	-	181,149	258,075	278,431	402,161	1,119,816	892,245
181 to 365	-	-	-	-	-	-	-	-	769,503	769,503	771,349
Over 365	-	-	-	-	-	-	-	-	52,110	52,110	50,263
SUBTOTAL	-	-	1,722,536	1,178,222	942,223	822,989	960,264	566,531	2,022,336	8,215,101	6,817,223
SPECIFIC ALLOWANCE	-	-	(17,225)	(35,347)	(94,222)	(246,897)	(480,132)	(396,572)	(2,022,336)	(3,292,731)	(3,025,649)
SUBTOTAL - 09/30/2006	-	-	1,083,404	809,785	902,978	690,876	963,665	517,954	1,848,561	6,817,223	
						NON-OVERDUE OPERATIONS					
Falling due installments	16,198,532	50,380,863	18,657,814	3,671,101	2,175,881	1,434,870	687,794	69,088	571,700	93,847,643	72,284,180
01 to 30	3,163,792	7,375,597	6,824,017	1,349,651	976,913	329,675	112,883	17,691	132,573	20,282,792	15,723,519
31 to 60	1,636,251	4,233,462	2,190,451	497,406	207,295	86,822	39,435	4,497	38,796	8,934,415	6,722,800
61 to 90	1,256,533	2,795,252	1,841,605	383,324	170,691	88,912	34,137	4,018	30,572	6,605,044	5,657,127
91 to 180	1,957,890	5,033,075	2,293,790	452,961	229,038	176,607	81,777	7,792	65,909	10,298,839	9,013,191
181 to 365	2,676,606	7,580,835	2,309,165	422,822	243,902	246,751	133,017	11,652	103,682	13,728,432	10,770,357
Over 365	5,507,460	23,362,642	3,198,786	564,937	348,042	506,103	286,545	23,438	200,168	33,998,121	24,397,186
Overdue up to 14 days	281,362	473,245	441,723	215,219	101,424	44,232	18,296	3,100	190,795	1,769,396	1,078,066
SUBTOTAL	16,479,894	50,854,108	19,099,537	3,886,320	2,277,305	1,479,102	706,090	72,188	762,495	95,617,039	73,362,246
GENERIC ALLOWANCE	-	(254,271)	(190,995)	(116,590)	(227,731)	(443,731)	(353,045)	(50,532)	(762,495)	(2,399,388)	(2,326,623)
SUBTOTAL – 09/30/2006	12,564,340	34,825,700	16,498,391	4,007,202	2,267,994	1,525,824	935,849	73,754	663,192	73,362,246	
GRAND TOTAL	16,479,894	50,854,108	20,822,073	5,064,542	3,219,528	2,302,091	1,666,354	638,719	2,784,831	103,832,140	80,179,469
EXISTING ALLOWANCE	-	(254,271)	(375,782)	(505,947)	(965,537)	(1,150,815)	(1,166,281)	(638,655)	(2,784,831)	(7,842,119)	(7,052,272)
Minimum allowance required (3)	-	(254,271)	(208,221)	(151,936)	(321,953)	(690,627)	(833,177)	(447,103)	(2,784,831)	(5,692,119)	(5,352,272)
Additional allowance (4)	-	-	(167,561)	(354,011)	(643,584)	(460,188)	(333,104)	(191,552)	-	(2,150,000)	(1,700,000)
TOTAL – 09/30/2006	12,564,340	34,825,700	17,581,795	4,816,987	3,170,972	2,216,700	1,899,514	591,708	2,511,753	80,179,469	
EXISTING ALLOWANCE – 09/30/2006	-	(174,129)	(175,818)	(210,349)	(950,975)	(1,108,129)	(1,329,470)	(591,649)	(2,511,753)	(7,052,272)	
Minimum allowance required (3)	-	(174,129)	(175,818)	(144,510)	(317,098)	(665,011)	(949,757)	(414,196)	(2,511,753)	(5,352,272)	
Additional allowance (4)	-	-	-	(65,839)	(633,877)	(443,118)	(379,713)	(177,453)	-	(1,700,000)	

(1) Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.
(2) The balance of non-accrual operations amounts to R$ 4,870,339 (R$ 4,172,629 at 09/30/2006).
(3) The policy of not using the classification of level "AA" for very small, small and middle market companies, and also for individuals, was maintained. As a consequence, all loan operations with clients classified in these segments are charged by recording a provision upon the granting of loan.
(4) According to BACEN's request, it is classified into risk levels to show the additional amounts found through the use of statistical models for evaluating the portfolios in the event of stress in the economic scenario.

III- By business sector

	09/30/2007	%	09/30/2006	%
PUBLIC SECTOR	**950,047**	**0.9**	**882,269**	**1.1**
Chemical and Petrochemical	170,129	0.2	204,083	0.3
Generation and distribution of electric energy	507,656	0.5	543,342	0.7
Other	272,262	0.3	134,844	0.2
PRIVATE SECTOR	**102,882,093**	**99.1**	**79,297,200**	**98.9**
COMPANY	**48,083,201**	**46.3**	**39,588,132**	**49.4**
INDUSTRY	**17,732,333**	**17.1**	**16,176,785**	**20.2**
Food and beverages	3,442,009	3.3	2,975,345	3.7
Steel and metallurgy	2,015,581	1.9	1,806,842	2.3
Chemical and Petrochemical	2,410,934	2.3	2,361,941	2.9
Electrical and electronic	1,132,281	1.1	938,276	1.2
Paper and pulp	805,745	0.8	866,682	1.1
Light and heavy vehicles	432,728	0.4	541,209	0.7
Textile and clothing	1,470,115	1.4	1,195,544	1.5
Mechanics	808,870	0.8	735,679	0.9
Tobacco	230,989	0.2	307,508	0.4
Fertilizers, insecticides and crop protection	1,019,953	1.0	893,127	1.1
Autoparts and accessories	598,875	0.6	725,042	0.9
Construction material	534,159	0.5	598,695	0.7
Pharmaceuticals	360,170	0.3	277,286	0.3
Wood and furniture	663,791	0.6	626,754	0.8
Tractors and agribusiness machinery	133,295	0.1	109,085	0.1
Other	1,672,838	1.6	1,217,770	1.5
COMMERCE	**8,245,564**	**7.9**	**6,406,253**	**8.0**
Retail	6,895,825	6.6	5,259,548	6.6
Wholesale	971,943	0.9	903,421	1.1
Other	377,796	0.4	243,284	0.3
SERVICES	**15,941,527**	**15.4**	**12,037,171**	**15.0**
Telecommunications	450,162	0.4	1,002,921	1.3
Generation and distribution of electric energy	1,737,972	1.7	2,273,096	2.8
Financial	1,619,786	1.6	1,284,740	1.6
Service companies	2,894,685	2.8	2,245,185	2.8
Contractors and real estate agents	2,437,416	2.3	1,035,639	1.3
Real estate financing (company)	445,591	0.4	360,096	0.4
Public services concessionaries	429,542	0.4	433,572	0.5
Transportation	1,747,283	1.7	1,160,228	1.4
Communications	395,447	0.4	22,677	0.0
Other	3,783,643	3.6	2,219,017	2.8
PRIMARY SECTOR	**4,783,271**	**4.6**	**4,341,073**	**5.4**
Mining	522,511	0.5	626,054	0.8
Farming and livestock raising	4,151,623	4.0	3,691,703	4.6
Other	109,137	0.1	23,316	0.0
OTHER	**1,380,506**	**1.3**	**626,850**	**0.8**
INDIVIDUALS	**54,798,892**	**52.8**	**39,709,068**	**49.5**
Credit cards	9,840,056	9.5	7,966,569	9.9
Real estate financing	3,908,125	3.8	1,991,541	2.5
Consumer loans/vehicles/overdraft	41,050,711	39.5	29,750,958	37.1
GRAND TOTAL	**103,832,140**	**100.0**	**80,179,469**	**100.0**

b) Credit concentration

Loan, lease and other credit operations (*)	09/30/2007 Risk	09/30/2007 % of total	09/30/2006 Risk	09/30/2006 % of total
Largest debtor	667,191	0.6	1,162,957	1.3
20 largest debtors	7,587,023	6.7	7,874,479	8.8
50 largest debtors	13,781,288	12.1	13,501,388	15.0
100 largest debtors	19,303,689	16.9	19,032,931	21.2

Loan, lease and other credit operations and securities of companies and financial institutions (*)	09/30/2007 Risk	09/30/2007 % of total	09/30/2006 Risk	09/30/2006 % of total
Largest debtor	1,352,958	1.2	1,429,577	1.4
20 largest debtors	13,939,197	12.2	11,713,177	11.3
50 largest debtors	23,105,463	20.3	19,781,922	19.0
100 largest debtors	31,809,816	27.9	27,436,477	26.4

(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 09/30/2007	01/01 to 09/30/2006
Opening balance	**(7,430,684)**	**(4,107,176)**
Balance arising from the acquisition of BKB operations in Brazil on 04/30/2006	-	(370,812)
Balance arising from the acquisition of BKB operations in Chile / Uruguay on 12/31/2006	(131,077)	-
Net increase for the period	(4,999,561)	(4,833,939)
Write-offs	4,719,203	2,259,655
Closing balance	**(7,842,119)**	**(7,052,272)**
Specific allowance (1)	(3,292,731)	(3,025,649)
Generic allowance (2)	(2,399,388)	(2,326,623)
Additional allowance (3)	(2,150,000)	(1,700,000)

(1) Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.

(2) For operations not covered by the previous item due to the classification of the client or operation.

(3) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

Note: The specific and generic allowances reflect the effects of supplementary allowance totaling R$ 295,032 (R$ 277,264 at 09/30/2006) as they do not consider the option established by article 5 of CMN Resolution 2682, of 12/21/1999, amended by article 2 of CMN Resolution 2697, of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 could be determined based only on the overdue amounts.

At September 30, 2007, the balance of the allowance for loan losses in relation to the loan portfolio is equivalent to 7.6% (8.8% at 09/30/2006).

d) Recovery and renegotiation of credits

I – Composition of the result of allowance for loan losses

	01/01 to 09/30/2007	**01/01 to 09/30/2006**
Net increase for the period	(4,999,561)	(4,833,939)
Recoveries	798,938	640,096
Result of allowance for loan losses	**(4,200,623)**	**(4,193,843)**

II – Renegotiated credits

	09/30/2007	**09/30/2006**
Renegotiated credits	3,123,366	3,028,134
Allowance for loan losses	(1,698,604)	(1,681,369)
(%)	54.4	55.5

e) Credit assignments

In 2007, credit assignments without joint liability were carried out, related to those operations with remote chances of recoverability, according to management. This portfolio, in the amount of R$ 2,364,433, fully provided for, was realized for the amount of R$ 433,791, in accordance with the appraisal report, in conformity with CMN Resolution No. 2,836 of May 30, 2001. The operation did not affect the consolidated result.

f) Restricted operations on assets

We present below information related to the restricted operations on assets, realized in accordance with CMN Resolution 2,921 of January 17, 2002.

	09/30/2007					01/01 to 09/30/2007
	0 - 30	31 - 180	180 - 365	Over 365	Total	Income (Expenses)
Restricted operations on assets						
Loan operations	3,088	62,991	2,455	234,573	303,107	(43,408)
Liabilities - restricted operations on assets						
Foreign borrowings through securities	2,881	62,654	2,452	234,527	302,514	43,731
Net revenue from restricted operations						**323**

At September 30, 2007, there were no default operations.

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

	09/30/2007	09/30/2006
ASSETS – OTHER RECEIVABLES	**25,400,394**	**21,770,979**
Exchange purchase pending settlement – foreign currency	13,002,697	11,584,898
Bills of exchange and term documents – foreign currency	445	5,510
Exchange sale rights – local currency	12,866,199	10,385,204
(-) Advances received – local currency	(468,947)	(204,633)
LIABILITIES – OTHER LIABILITIES (Note 2a)	**25,883,739**	**21,941,152**
Exchange sales pending settlement – foreign currency	12,317,558	10,241,688
Liabilities from purchase of foreign currency – local currency	13,563,372	11,696,339
Other	2,809	3,125
MEMORANDUM ACCOUNTS	**273,443**	**910,647**
Outstanding import credits – foreign currency	217,884	116,771
Confirmed export credits – foreign currency	55,559	793,876

NOTE 9 – FUNDING AND BORROWINGS AND ONLENDINGS

a) Summary

	09/30/2007						09/30/2006	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	55,193,916	4,803,576	2,422,440	8,012,694	70,432,626	38.5	55,425,417	48.0
Deposits received under securities repurchase agreements	37,195,849	6,900,791	7,271,898	25,024,904	76,393,442	41.8	35,075,503	30.3
Funds from acceptance and issuance of securities	205,724	3,785,340	170,863	3,164,759	7,326,686	4.0	7,568,098	6.5
Borrowings and onlendings	640,521	6,477,930	2,671,933	6,233,991	16,024,375	8.8	11,598,048	10.0
Securitization of foreign payment orders	-	57,652	97,664	979,162	1,134,478	0.6	1,534,175	1.3
Subordinated debt	-	1,425,467	600,380	9,551,375	11,577,222 (*)	6.3	4,547,323	3.9
TOTAL	**93,236,010**	**23,450,756**	**13,235,178**	**52,966,885**	**182,888,829**		**115,748,564**	
% per maturity term	51.0	12.8	7.2	29.0				
TOTAL - 09/30/2006	**50,386,041**	**10,789,520**	**10,930,310**	**43,642,693**	**115,748,564**			
% per maturity term	43.6	9.3	9.4	37.7				

(*) Includes R$ 723,200 of Redeemable Preferred Shares classified under Minority Interest in the Balance Sheet.

b) Deposits

	09/30/2007						09/30/2006	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	19,017,681	-	-	-	19,017,681	27.0	13,285,319	24.0
Savings accounts	25,715,180	-	-	-	25,715,180	36.5	20,899,746	37.6
Interbank	1,099,758	193,457	14,104	46,618	1,353,937	1.9	880,361	1.6
Time deposits	8,257,536	4,610,119	2,408,336	7,966,076	23,242,067	33.0	19,888,600	35.9
Other deposits	1,103,761	-	-	-	1,103,761	1.6	471,391	0.9
TOTAL	**55,193,916**	**4,803,576**	**2,422,440**	**8,012,694**	**70,432,626**		**55,425,417**	
% per maturity term	78.4	6.8	3.4	11.4				
TOTAL - 09/30/2006	**40,443,112**	**5,416,855**	**4,073,645**	**5,491,805**	**55,425,417**			
% per maturity term	73.0	9.8	7.3	9.9				

c) Deposits received under securities repurchase agreements

	09/30/2007						09/30/2006	
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	**5,942,054**	**6,697,296**	**7,271,898**	**25,024,904**	**44,936,152**	**58.8**	**27,798,427**	**79.3**
Public securities	69,172	35,140	48,486	228,807	381,605	0.4	136,164	0.4
Private securities	-	-	565,441	102,207	667,648	0.9	986,604	2.8
Own issue	1,459,856	6,584,908	6,657,971	24,306,466	39,009,201	51.1	25,524,079	72.8
Foreign	4,413,026	77,248	-	387,424	4,877,698	6.4	1,151,580	3.3
Third-party portfolio	**19,250,430**	**-**	**-**	**-**	**19,250,430**	**25.2**	**5,476,764**	**15.6**
Free portfolio	**12,003,365**	**203,495**	**-**	**-**	**12,206,860**	**16.0**	**1,800,312**	**5.1**
TOTAL	**37,195,849**	**6,900,791**	**7,271,898**	**25,024,904**	**76,393,442**		**35,075,503**	
% per maturity term	48.7	9.0	9.5	32.8				
TOTAL - 09/30/2006	**8,832,369**	**2,060,419**	**4,329,897**	**19,852,818**	**35,075,503**			
% per maturity term	25.2	5.9	12.3	56.6				

d) Funds from acceptance and issuance of securities

	09/30/2007						09/30/2006	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
MORTGAGE AND REAL ESTATE NOTES	**49,783**	**196,895**	**-**	**761,688**	**1,008,366**	**13.8**	**490,672**	**6.4**
DEBENTURES	**-**	**2,945,599**	**-**	**-**	**2,945,599**	**40.2**	**2,973,099**	**39.3**
FOREIGN BORROWING THROUGH SECURITIES – Non Trade Related	**155,941**	**642,846**	**170,863**	**2,403,071**	**3,372,721**	**46.0**	**4,104,327**	**54.3**
Issued in Brazil – Fixed-rate notes	2,761	163	-	17,028	19,952	0.3	451,061	6.0
Issued abroad	153,180	642,683	170,863	2,386,043	3,352,769	45.8	3,653,266	48.3
Brazil Risk Note Programme	9,965	77,924	107,650	622,908	818,447	11.2	937,966	12.4
Euro Certificates of Deposits	3,673	136,091	-	-	139,764	1.9	34,725	0.5
Euro Medium Term Note Programme	-	16,673	-	-	16,673	0.2	15,507	0.2
Euronotes	-	213,829	-	-	213,829	2.9	252,322	3.3
Fixed-rate notes	139,277	197,225	62,078	1,761,962	2,160,542	29.5	2,410,558	31.9
Other	265	941	1,135	1,173	3,514	0.0	2,188	0.0
TOTAL	**205,724**	**3,785,340**	**170,863**	**3,164,759**	**7,326,686**		**7,568,098**	
% per maturity term	2.8	51.7	2.3	43.2				
TOTAL - 09/30/2006	**253,904**	**856,059**	**716,025**	**5,742,110**	**7,568,098**			
% per maturity term	3.3	11.3	9.5	75.9				

e) Borrowings and onlendings

	09/30/2007						09/30/2006	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWINGS	**452,465**	**5,572,937**	**1,905,734**	**2,409,083**	**10,340,219**	**64.5**	**6,101,647**	**52.6**
Domestic	86,065	240,966	7,986	7,515	342,532	2.1	188,220	1.7
Foreign (*)	366,400	5,300,787	1,897,748	2,401,568	9,966,503	62.2	5,293,618	45.6
Assumption of obligations	-	31,184	-	-	31,184	0.2	619,809	5.3
ONLENDINGS	**188,056**	**904,993**	**766,199**	**3,824,908**	**5,684,156**	**35.5**	**5,496,401**	**47.4**
Domestic – official institutions	188,056	644,672	766,199	3,548,773	5,147,700	32.1	4,833,136	41.7
BNDES	93,501	286,287	281,574	1,918,194	2,579,556	16.1	2,599,152	22.4
FINAME	81,018	320,882	479,135	1,565,957	2,446,992	15.3	2,155,694	18.6
Other	13,537	37,503	5,490	64,622	121,152	0.8	78,290	0.7
Foreign	-	260,321	-	276,135	536,456	3.3	663,265	5.7
TOTAL	**640,521**	**6,477,930**	**2,671,933**	**6,233,991**	**16,024,375**		**11,598,048**	
% per maturity term	4.0	40.4	16.7	38.9				
TOTAL - 09/30/2006	**856,656**	**2,308,724**	**1,712,213**	**6,720,455**	**11,598,048**			
% per maturity term	7.4	19.9	14.8	57.9				

(*) *Foreign borrowings are basically represented by investments in foreign exchange transactions related to export pre-financing and import financing.*

f) Securitization of foreign payment orders

Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

	09/30/2007				09/30/2006	
	31-180	181-365	Over 365	Total	Total	%
TOTAL	57,652	97,664	979,162	1,134,478	1,534,175	100.0
% per maturity term	5.1	8.6	86.3			
TOTAL - 09/30/2006	100,501	98,530	1,335,144	1,534,175		
% per maturity term	6.6	6.4	87.0			

g) Subordinated debt

Funds obtained through issuance of subordinated debt securities, in accordance with the conditions determined by CMN Resolution 2,837 of 05/30/2001, are as follows:

	09/30/2007					09/30/2006	
	31-180	181-365	Over 365	Total	%	Total	%
CDB (1)	1,415,553	-	8,039,042	9,454,595	81.7	2,119,674	46.6
Debentures (2)	3,356	600,000	-	603,356	5.2	603,247	13.3
Euronotes (3)	6,558	-	789,513	796,071	6.9	969,475	21.3
Redeemable preferred shares (4)	-	-	-	-	-	854,927	18.8
TOTAL OTHER LIABILITIES	**1,425,467**	**600,000**	**8,828,555**	**10,854,022**		**4,547,323**	
Redeemable preferred shares (4)	-	380	722,820	723,200	6.2		
GRAND TOTAL	**1,425,467**	**600,380**	**9,551,375**	**11,577,222**			
% per maturity term	12.3	5.2	82.5				
TOTAL - 09/30/2006	**46,962**	**-**	**4,500,361**	**4,547,323**			
% per maturity term	1.0	-	99.0				

(1) Bank Deposit Certificates

- *issued on December 23, 2002, with face value of R$ 850,000, with maturity on December 23, 2009 and paying interest semiannually at the average Interbank Deposit rate plus 0.87% p.a.;*
- *issued on February 26, 2003, with face value of R$ 673,103, with maturity on February 26, 2008 and paying interest at the Interbank Deposit rate upon maturity;*
- *issued on March 26, 27 and 28, 2007, with face value of R$ 5,000,000 with maturity on April 2, 2012 and paying interest of 103.5% of the Interbank Deposit rate upon maturity;*
- *issued on May 18, 21, 22, 23 and 24, 2007, with face value of R$ 1,804,500, with maturity on May 22, 2014 and paying interest of Interbank Deposit rate plus 0.35% p.a. upon maturity;*

(2) Non-convertible debentures:

- *issued on September 1, 2001, with face value of R$ 600,000, with maturity on September 1, 2008, with no projected amortization or renegotiation and paying interest semiannually at the average daily Interbank Deposit rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a.*

(3) Euronotes:

- *issued on August 13, 2001, in the amount of US$ 100,000 thousand, and on November 9, 2001, in the amount of US$ 80,000 thousand, with maturity on August 15, 2011 and paying interest semiannually at the rate of 10% p.a.;*
- *issued on August 13, 2001, in the amount of ¥ 30,000,000 thousand (US$ 244,938 thousand), also with maturity on August 15, 2011 and paying interest semiannually at the rate of 4.25% p.a..*

(4) Redeemable preferred shares:

- *issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR rate plus 1.25% p.a..*
- *Recorded in the appropriate account of Stockholders' Equity and presented in Minority Interest in Subsidiaries as from June 30, 2007.*

NOTE 10 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) Composition of the Technical Provisions

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	09/30/2007	09/30/2006	09/30/2007	09/30/2006	09/30/2007	09/30/2006	09/30/2007	09/30/2006
Mathematical provision of benefits to be granted and benefits granted	6,827	6,841	18,808,359	14,269,545	-	-	18,815,186	14,276,386
Unearned premiums	825,754	740,100	269,109	248,518	-	-	1,094,863	988,618
Mathematical provision for redemptions	-	-	-	-	1,054,618	1,006,604	1,054,618	1,006,604
Raffle contingency	-	-	-	-	53,380	65,793	53,380	65,793
Unsettled claims	520,533	362,575	65,428	33,266	-	-	585,961	395,841
Financial surplus	1,771	1,277	327,613	282,469	-	-	329,384	283,746
IBNR	145,287	205,931	27,434	45,615	-	-	172,721	251,546
Financial variation	-	-	88,680	82,445	-	-	88,680	82,445
Premium deficiency	71,758	66,135	12,158	8,739	-	-	83,916	74,874
Health care (1)	44,011	47,722	-	-	-	-	44,011	47,722
Other	27,747	18,413	12,158	8,739	-	-	39,905	27,152
Insufficient contribution	-	-	59,133	44,944	-	-	59,133	44,944
Other (2)	3,740	1,714	115,010	49,868	9,309	11,281	128,059	62,863
TOTAL	**1,575,670**	**1,384,573**	**19,772,924**	**15,065,409**	**1,117,307**	**1,083,678**	**22,465,901**	**17,533,660**

(1) The provision for Premium Deficiency is calculated in accordance with the criteria established by the regulatory body and the technical actuarial note which establishes a provision for risk coverage for the next 12 months.

In compliance with USGAAP standards, the provisions recorded in the financial statements filed with the SEC (Securities and Exchange Commission) were conservatively estimated at R$ 582,194 at 12/31/2006 (R$ 614,109 at 12/31/2005), sufficient to cover deficits until the termination of the plans in 2099.

To maintain the economic and financial balance of health care plans, discussions are still being maintained with the ANS (Brazilian Health Agency – health market regulator) regarding the restructuring of plans, as well as price adjustments. With the purpose of covering the existing imbalance, a capital increase considered sufficient to provide funds for the health insurance segment was carried out.

In relation to the coverage of estimated amounts, existing accounting differences between the local and USGAAP practices are substantially offset by the goodwill amortization criteria.

(2) Basically represented by Risk variation, Redemption and Other unsettled amounts and Raffles pending/payable.

b) Assets Guaranteeing Technical Provision - SUSEP

	INSURANCE		IFE INSURANCE AND PENSION PLA		CAPITALIZATION		TOTAL	
	09/30/2007	09/30/2006	09/30/2007	09/30/2006	09/30/2007	09/30/2006	09/30/2007	09/30/2006
Interbank investments – Money market	**178,670**	**144,062**	**230,552**	**238,035**	**251,854**	**187,920**	**661,076**	**570,017**
Securities and derivative financial instruments	**1,122,398**	**969,351**	**19,355,175**	**14,670,922**	**884,290**	**913,860**	**21,361,863**	**16,554,133**
PGBL/VGBL fund quotas (1)	-	-	17,456,277	12,980,086	-	-	17,456,277	12,980,086
Other securities	1,122,398	969,351	1,898,898	1,690,836	884,290	913,860	3,905,586	3,574,047
Government	307,130	255,258	734,197	749,377	9,674	140,368	1,051,001	1,145,003
Private	815,268	714,093	1,164,701	941,459	874,616	773,492	2,854,585	2,429,044
Credit rights (2)	**267,440**	**264,762**	**198,920**	**182,040**	**-**	**-**	**466,360**	**446,802**
TOTAL	**1,568,508**	**1,378,175**	**19,784,647**	**15,090,997**	**1,136,144**	**1,101,780**	**22,489,299**	**17,570,952**

(1) The PGBL and VGBL plan securities portfolio, the ownership and embedded risks of which are the customers' responsibility, is recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account.

(2) Recorded under Other receivables - Insurance premiums receivable.

c) Results of Operations

	INSURANCE		IFE INSURANCE AND PENSION PLA		CAPITALIZATION		TOTAL	
	01/01 to 09/30/2007	01/01 to 09/30/2006	01/01 to 09/30/2007	01/01 to 09/30/2006	01/01 to 09/30/2007	01/01 to 09/30/2006	01/01 to 09/30/2007	01/01 to 09/30/2006
Income from financial operations	**122,039**	**115,113**	**117,933**	**92,783**	**64,019**	**74,588**	**303,991**	**282,484**
Financial income from insurance, pension plan and capitalization operations	122,402	115,380	1,443,783	1,305,980	123,327	127,736	1,689,512	1,549,096
Financial expenses from insurance, pension plan and capitalization operations	(363)	(267)	(1,325,850)	(1,213,197)	(59,308)	(53,148)	(1,385,521)	(1,266,612)
Result of operations from insurance, pension plan and capitalization	**427,175**	**408,115**	**296,237**	**251,116**	**187,432**	**154,123**	**910,844**	**813,354**
Premiums and contributions	1,687,681	1,604,720	4,144,640	3,360,772	629,979	582,776	6,462,300	5,548,268
Changes in technical provisions	(51,627)	(54,232)	(1,906,351)	(1,592,649)	(422,561)	(405,986)	(2,380,539)	(2,052,867)
Expenses for claims	(926,076)	(887,607)	(110,766)	(95,633)	-	-	(1,036,842)	(983,240)
Selling expenses	(268,884)	(262,885)	(21,530)	(17,779)	(974)	-	(291,388)	(280,664)
Expenses for benefits and redemptions	(1,013)	-	(1,811,665)	(1,399,799)	(15,914)	(19,796)	(1,828,592)	(1,419,595)
Other income and expenses	(12,906)	8,119	1,909	(3,796)	(3,098)	(2,871)	(14,095)	1,452
TOTAL	**549,214**	**523,228**	**414,170**	**343,899**	**251,451**	**228,711**	**1,214,835**	**1,095,838**

NOTE 11 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY

ITAÚ HOLDING and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Contingent Liabilities: these are estimated and classified as follows:

- **Calculation criteria:**

  Civil lawsuits: quantified upon judicial notification, and adjusted monthly:

  - Collective (lawsuits related to claims considered similar and usual and the amounts of which are not considered significant): according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant; or

  - Individual (lawsuits related to claims considered unusual and the amounts of which are considered significant): at the claimed indemnity amount, based on the evidence presented and on the evaluation of legal advisors – which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions already issued – relating to the risk level of loss of lawsuits.

  These are adjusted to the amounts deposited as guarantee for their execution or to the definitive execution amount (indisputable amount) when the claim is awarded a final and unappealable judgment.

  Labor lawsuits: these are calculated upon judicial notification and adjusted monthly by the moving average of payment of lawsuits closed in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and adjusted to the execution amount (indisputable amount) when it is in the stage of being a final and unappealable decision.

  Tax and social security lawsuits: calculated upon judicial notification of administrative proceedings based on their monthly adjusted amounts.

  Other risks: calculated mainly based on the assessment of credit risk on joint obligations.

- **Contingencies classified as probable:** are recognized in the accounting books and comprise Civil Lawsuits demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum monthly wages; Labor Claims seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other; Tax and Social Security represented mainly by lawsuits and administrative proceedings involving federal and municipal taxes; and Other Risks represented basically by the joint obligation for securitized rural loans.

  The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

Change in Provision for Contingent Liabilities	01/01 to 09/30/2007					01/01 to 09/30/2006
	Civil	Labor	Tax and social security	Other	Total	Total
Opening balance	**812,334**	**1,537,715**	**465,818**	**89,318**	**2,905,185**	**2,202,293**
Balance arising from the acquisition of BKB on 04/30/2006	-	-	-	-	-	202,650
Write-off due to the spin off of Credicard on 04/30/2006	-	-	-	-	-	(188,852)
(-) Contingencies guaranteed by indemnity clauses (Note 4H)	(20,289)	(550,896)	(7,048)	-	(578,233)	-
Subtotal	**792,045**	**986,819**	**458,770**	**89,318**	**2,326,952**	**2,216,091**
Changes in the period reflected in results (Notes 12e and 12h)	658,471	287,011	74,750	11,794	1,032,026	548,724
Restatements/Charges	-	-	18,507	-	18,507	18,853
Increase	658,471	287,011	89,554	11,794	1,046,830	607,214
Write-offs through reversal	-	-	(33,311)	-	(33,311)	(77,343)
Payments	(273,171)	(181,109)	(18,896)	-	(473,176)	(397,840)
Subtotal	**1,177,345**	**1,092,721**	**514,624**	**101,112**	**2,885,802**	**2,366,975**
(+) Contingencies guaranteed by indemnity clauses (Note 4I-I)	34,985	544,098	128,008	-	707,091	-
Closing balance (Note 12c)	**1,212,330**	**1,636,819**	**642,632**	**101,112**	**3,592,893**	**2,366,975**
Closing balance at 09/30/2006 (Note 12c) (*)	**854,656**	**978,468**	**445,772**	**88,079**	**2,366,975**	
Escrow deposits at 09/30/2007 (Note 12a)	**466,155**	**831,574**	**326,592**	**-**	**1,624,321**	
Escrow deposits at 09/30/2006 (Note 12a)	**386,259**	**674,780**	**360,388**	**-**	**1,421,427**	

(*) At September 30, 2006, the balance of provision for contingent liabilities – tax and social security changed in order to comply with the CVM Resolution 489, of October 3, 2005.

- **Contingencies classified as possible:** not recognized in the accounting books and comprise Civil Lawsuits amounting to R$ 174,505 and Tax and Social Security Lawsuits amounting to R$ 1,714,230. The principal characteristics of these lawsuits are described below:

  - CPMF (Tax on Bank Account Outflows) on Customer Operations – R$ 421,254: refers to tax assessment notices issued for collection of tax credits related to CPMF on operations carried out with customers. The decision from the Taxpayers' Council and the Superior Chamber of Tax Appeals is pending.

  - IR/CS (Income Tax/Social Contribution) on disposal of investments – R$ 363,766: refers to tax assessment notice issued due to tax effects on disposal of investments. A decision from the Taxpayers' Council is pending.

  - IR/PDD (Income Tax/ Allowance for Loan Losses) – R$ 153,510: calculated by adopting the Regulatory Instruction (IN) 76/87 and the CMN Resolution 1,748/90, thus rejecting the IN 80/93, which reduced the percentage from 1.5% to 0.5% for realization of the Allowance for Loan Losses in base year 1993. The bank is questioning the impossibility of applying the rule to events occurred in the fiscal year when it was enacted (principle of anteriority). A suspension was awarded in response to the bank's appeal, however, the judgment by the Federal Regional Court of the 3rd Region is pending.

  - CPMF – Transfer of Securities – R$ 143,331: refers to tax assessment notices issued for collection of tax credit related to CPMF on payment of liabilities arising from transfer of securities. A decision from the Taxpayers' Council is pending.

  - ISS – Banking Institutions – R$ 125,043: refers to tax assessments notices issued by municipalities for collection of ISS on amounts recorded in several accounts, on the grounds of being service revenue. An administrative final decision or tax foreclosure is pending.

  - Apportionment of Net Assets by Book Value – R$ 118,290: refers to the tax assessment notice issued due to the deduction of capital loss computed in the winding-up and liquidation of investments. A decision from the Taxpayers' Council is pending.

  The amount of R$ 1,099,849 (R$ 878,310 at 09/30/2006) related to Securities, the amount of R$ 972,679 (R$ 436,902 at 09/30/2006) of deposits, as well as Permanent Assets in the amount of R$ 1,016,612 (R$ 940,474 at 09/30/2006), according to article 32 of Law 10,522/02, are pledged in guarantee of voluntary appeals related to lawsuits involving contingent liabilities.

The Receivables balance arising from reimbursements of contingencies totals R$ 879,440 (R$ 82,790 at 09/30/2006), basically represented by the guarantee in the Banerj privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition from losses on Civil, Labor and Tax Contingencies.

c) Legal Liabilities – Tax and Social Security: Recognized at the full amount being questioned totaling:

Probability of loss	09/30/2007	09/30/2006
Probable	969,443	896,707
Possible	286,720	272,526
Remote	3,753,007	2,322,467
Total (*)	**5,009,170**	**3,491,700**

(*) Changes in these provisions and respective deposits are shown in Note 13c II.

At March 31, 2006, the income arising from the restatement of escrow deposits and the expenses on restatement of the corresponding liabilities started being recognized on the accrual basis, which gave rise to additions to the financial margin and on net income after tax of R$ 169,030 and R$ 99,090, respectively.

According to the opinion of the legal advisors, ITAÚ HOLDING and its subsidiary companies are not involved in any administrative proceedings or lawsuits that may significantly affect the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized through the adoption of statistical models for claims involving small amounts and separate analysis by internal and external legal advisors of other cases, showed that the amounts provided for are sufficient, according to CVM Resolution 489 of October 3, 2005.

NOTE 12 – BREAKDOWN OF ACCOUNTS

a) Other Sundry Receivables

	09/30/2007	09/30/2006
Deferred tax assets (Note 13b I)	7,113,976	6,594,365
Social contribution for offset (Note 13b I)	940,825	1,040,835
Taxes and contributions for offset	924,406	887,995
Escrow deposits in guarantee for provisions for contingent liabilities (Note 11b)	2,597,000	1,858,329
Contingencies classified as probable	1,624,321	1,421,427
Contingencies classified as possible - tax and social security	972,679	436,902
Escrow deposits for legal liabilities – tax and social security (Note 13c II)	2,869,182	2,212,637
Escrow deposits for foreign fund raising program	727,838	443,571
Receivables from reimbursement of contingent liabilities (Note 11b)	879,440	82,790
Receivables from the sale of the Credicard brand (1)	238,956	-
Sundry domestic debtors	193,749	282,256
Sundry foreign debtors	206,587	55,123
Tax incentive options	140,847	90,318
Recoverable payments	27,308	19,001
Salary advances	87,835	94,210
Amounts receivable from related companies	18,995	7,298
Operations without credit granting characteristics	189,507	28,235
Securities and Credits Receivable (2)	206,869	47,686
(-) Allowance for other loan losses	(17,362)	(19,451)
Other	40,461	36,865
Total	**17,196,912**	**13,733,828**

(1) Refers to the exclusive right exercised by Citibank to use the Credicard brand as from January 1, 2009 (disclosed in Material Fact issued by ITAÚ HOLDING on 12/06/2006).

(2) At September 30, 2007, includes the amount of R$ 136,190 related to the acquisition, at a public bidding, carried out by Banco Itaú in April 2007 of rights held by the Government of the State of Goiás on the receipt of funds and royalties from Itaipu Binacional.

At ITAÚ HOLDING, Other Sundry Receivables are basically composed of Taxes and contributions for offset of R$ 64,581 (R$ 2,373 at 09/30/2006) and Deferred tax assets of R$ 306,060 (R$ 566,448 at 09/30/2006) (Note 13b I).

b) Prepaid expenses

	09/30/2007	09/30/2006
Technical cooperation agreement (1)	1,775,574	977,928
Commissions	1,243,287	194,119
Related to insurance and pension plan	158,778	153,207
Related to vehicle financing (2)	1,050,983	-
Other	33,526	40,912
Advertising	37,183	42,386
Other	140,875	80,951
Total	**3,196,919**	**1,295,384**

(1) Basically refers to the amounts spent to acquire rights to credit payrolls and perform tax collections for Municipal and State Governments. As of September 30, 2007, the balance basically comprises the amount of R$ 297,500 (R$ 399,500 at September 30, 2006) related to the agreement entered into on September 16, 2005 with the Municipal Government of São Paulo and R$ 1,074,188 (R$ 295,293 at September 30, 2006) related to the agreements entered into with the State Governments of Rio de Janeiro, Minas Gerais and Goiás. Up to December 31, 2011 the agreements with State Governments of Rio de Janeiro and Goiás were amended, with expenditures of R$ 750,000 and R$ 178,000, respectively, paid in the 2nd quarter of 2007.

(2) Commissions paid to dealers upon the granting of vehicle financing or leasing that started to be recognized in income in 2007 based on the terms of the contracts.

c) Other Sundry Liabilities

	09/30/2007	09/30/2006
Provision for contingent liabilities (Note 11b)	3,592,893	2,366,975
Provision for personnel	670,832	693,149
Provision for sundry payments	905,995	696,592
Liabilities for official agreements and rendering of payment services	108,699	202,803
Sundry creditors - local	400,638	339,786
Sundry creditors - foreign	222,994	34,359
Liabilities for purchase of assets and rights	109,327	145,316
Related to insurance operations	267,791	160,769
Provision for corporate restructuring (*)	6,044	174,074
Provision to cover actuarial deficit (Note 18c)	28,618	30,535
Creditors of funds to be released	83,377	63,033
Funds from consortia participants	54,654	65,118
Other	13,407	32,619
Total	**6,465,269**	**5,005,128**

(*) Refers to the provision for corporate restructuring of BKB operations in Chile/Uruguay at September 30, 2007 and BKB operations in Brazil at September 30, 2006.

(*) AT ITAÚ HOLDING, Other Sundry Liabilities basically consist of amounts payable related to acquisition of Investments of R$ 26,262 (R$ 59,245 at September 30, 2006).

d) Banking Service Fees

	01/01 to 09/30/2007	01/01 to 09/30/2006
Asset management	1,507,654	1,503,637
Fund management fees	1,474,966	1,451,503
Consortia management fees	32,688	52,134
Current account services	1,183,813	1,138,974
Credit cards	1,749,138	1,527,099
Annual fees	514,608	402,633
Other services	1,234,529	1,124,466
Relationship with stores	933,103	800,585
Credit card processing	301,426	323,881
Loan operations and guarantees provided	1,621,867	1,203,359
Loan operations	1,523,416	1,118,001
Guarantees provided	98,452	85,358
Collection services	687,956	658,783
Collection fees	354,903	337,284
Collection services	158,332	160,913
Interbank charges (securities, checks and wire)	174,721	160,586
Other	750,189	609,935
Income from consultation to Serasa	105,507	162,711
Income from brokerage	240,489	172,306
Income from custody services and management of portfolio	88,757	63,496
Income from economic and financial advisory	87,623	60,412
Foreign exchange services	46,667	23,069
Other services	181,146	127,941
Total	**7,500,617**	**6,641,787**

e) Personnel expenses

	01/01 to 09/30/2007	01/01 to 09/30/2006
Compensation	(2,290,736)	(2,012,410)
Charges	(660,640)	(605,952)
Welfare benefits	(591,189)	(516,114)
Training	(56,157)	(50,159)
Subtotal	**(3,598,722)**	**(3,184,635)**
Severance pay	(80,535)	(48,114)
Labor claims (Note 11b)	(287,011)	(340,089)
Total	**(3,966,268)**	**(3,572,838)**

f) Other administrative expenses

	01/01 to 09/30/2007	01/01 to 09/30/2006
Data processing and telecommunication	(1,169,013)	(974,523)
Depreciation and amortization (Note 14b)	(497,015)	(483,640)
Facilities	(649,704)	(588,263)
Third-party services	(858,852)	(721,744)
Financial system services	(410,437)	(315,955)
Advertising, promotions and publications	(332,866)	(336,329)
Transportation	(186,357)	(168,598)
Materials	(141,834)	(152,079)
Security	(152,806)	(124,662)
Legal	(34,932)	(49,651)
Travel expenses	(52,213)	(45,913)
Other	(220,219)	(178,037)
Total	**(4,706,248)**	**(4,139,394)**

g) Other operating revenues

	01/01 to 09/30/2007	01/01 to 09/30/2006
Reversal of operating provisions	2,474	189,814
Legal liabilities – tax and social security (Note 13c II)	2,474	112,471
Provision for contingencies – other (Note 11b)	-	77,343
Investment in subsidiaries, not arising from net income	58,824	45,750
Recovery of charges and expenses	73,016	59,710
Foreign exchange variation on assets of companies abroad	-	17,230
Other	243,416	142,953
Total	**377,730**	**455,457**

h) Other operating expenses

	01/01 to 09/30/2007	01/01 to 09/30/2006
Provision for contingencies (Note 11b)	(745,015)	(285,978)
Civil lawsuits (1)	(658,471)	(270,640)
Tax and social security	(74,750)	(13,855)
Other	(11,794)	(1,483)
Selling - credit cards	(350,573)	(260,273)
Claims	(121,173)	(134,580)
Foreign exchange variation on liabilities of companies abroad	(14,717)	-
Amortization of goodwill on purchase of investments (2)	(175,723)	(2,712,674)
Other	(231,068)	(303,332)
Total	**(1,638,269)**	**(3,696,837)**

(1) Includes the provision for economic plans amounting to R$ 326,456 (R$ 47,550 from 01/01 to 09/30/2006).

(2) From 01/01 to 09/30/2007 refers basically to acquisition of BBI and BBT and acquisition of shares of BPI - SGPS S.A. (BPI), net of effects of minority interest, amounts to R$ 58.060. From 01/01 to 09/30/2006 refers basically to acquisition of BankBoston operations in Brazil amounting to R$ 2,597,837 and to the acquisition of shares of BPI which, net of effects of minority interest, amounts to R$ 66,300.

At ITAÚ HOLDING, Other Operating Expenses are basically composed of amortization of goodwill.

i) Non-operating income

It is basically composed of R$ 114,321, arising from income from sale of the former head office of Banco ItauBank S.A. and R$ 2,286,962 related to income from the disposal of investments in Serasa S.A. and Redecard S.A. amounting to R$ 742,523 and R$ 1,544,439, respectively (Note 2a).

NOTE 13 - TAXES

a) Composition of expenses for taxes and contributions

I - We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on operations for the period	01/01 to 09/30/2007	01/01 to 09/30/2006
Income before income tax and social contribution	**10,523,230**	**4,303,283**
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (Note 4m), respectively	(3,577,898)	(1,463,116)
Increase/decrease to Income Tax and Social Contribution charges arising from:		
Permanent (additions) exclusions	**(66,741)**	**360,746**
Investments in affiliates	30,253	45,502
Foreign exchange variation of investments abroad	(440,080)	(138,578)
Interest on capital	78,430	415,858
Dividends, interest on external debt bonds and tax incentives	207,461	48,275
Other	57,195	(10,311)
Temporary (additions) exclusions	**810,984**	**(956,535)**
Allowance for loan losses	(451,070)	(722,979)
Excess (insufficiency) of depreciation of leased assets	1,171,526	766,183
Adjustment to market value of trading securities and derivative financial instruments and adjustments from operations in futures markets	(67,180)	73,058
Interest on capital	364,227	(92,872)
Legal liabilities – tax and social security, contingent liabilities and restatement of escrow deposit	(318,412)	(60,510)
Goodwill on purchase of investments	-	(883,265)
Other non-deductible provisions	111,893	(36,150)
(Increase) Offset of tax losses/Negative social contribution basis	**(305,318)**	**(221,227)**
Expenses for income tax and social contribution	**(3,138,973)**	**(2,280,132)**
Related to temporary differences		
Increase (reversal) for the period	(502,391)	1,173,947
Prior periods increase (reversal)	27,567	319,780
Income (expenses) from deferred taxes	**(474,824)**	**1,493,727**
Total income tax and social contribution	**(3,613,797)**	**(786,405)**

II- Composition of tax expenses:

	01/01 to 09/30/2007	01/01 to 09/30/2006
PIS AND COFINS	(1,261,396)	(1,105,974)
ISS	(218,139)	(240,778)
CPMF	(213,564)	(186,705)
Other	(110,605)	(87,545)
Total (Note 4m)	**(1,803,704)**	**(1,621,002)**

At ITAÚ HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 20,001 (R$ 17,285 from 01/01 to 09/30/2006) and CPMF in the amount of R$ 13,501 (R$ 8,028 from 01/01 to 09/30/2006).

III – Tax Effects on Foreign Exchange Management of Investments Abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 20b.

Results of these transactions are considered in the calculation basis of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included there in, pursuant to tax legislation in force.

b) Deferred Taxes

I- The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS					
	09/30/2007	09/30/2006	12/31/2006	Acquisition of BKB Chile/Uruguay	Realization / Reversal	Increase	09/30/2007	09/30/2006
Related to income tax and social contribution loss carryforwards			515,320	5,652	(160,872)	422,188	782,288	852,114
Related to disbursed provisions			2,365,326	29,729	(573,945)	696,029	2,517,139	2,445,004
Allowance for loan losses			1,767,327	14,521	(493,912)	681,773	1,969,709	1,721,961
Allowance for real estate			23,598	-	(5,923)	14,256	31,931	30,030
Goodwill on purchase of investments			415,933	-	(60,346)	-	355,587	-
Other			158,468	15,208	(13,764)	-	159,912	693,013
Related to non-disbursed provisions (*)	12,057,001	10,525,062	3,461,584	-	(1,013,639)	1,366,604	3,814,549	3,297,247
Related to the operation	9,907,001	8,825,062	2,883,584	-	(1,013,639)	1,213,604	3,083,549	2,719,247
Interest on capital	490,757	892,345	502,830	-	(376,179)	40,206	166,857	293,310
Legal liabilities – tax and social security	2,409,530	1,265,822	421,551	-	(2,704)	207,648	626,495	369,922
Provision for contingent liabilities	2,560,521	2,203,678	647,239	-	(165,626)	336,223	817,836	696,865
Civil	1,177,345	957,036	257,601	-	(72,380)	195,593	380,814	313,694
Labor	868,552	793,852	245,156	-	(70,188)	87,082	262,050	242,447
Tax and social security	514,624	452,790	144,482	-	(23,058)	53,548	174,972	140,724
Goodwill on purchase of investments	2,260,776	2,597,838	899,113	-	(136,071)	5,622	768,664	883,265
Provision for corporate restructuring	6,044	174,074	36,187	-	(36,187)	1,813	1,813	59,185
Other non-deductible provisions	2,179,373	1,691,305	376,664	-	(296,872)	622,092	701,884	416,700
Related to provisions in excess of the minimum required not disbursed – allowance for loan losses	2,150,000	1,700,000	578,000	-	-	153,000	731,000	578,000
Total	**12,057,001**	**10,525,062**	**6,342,230**	**35,381**	**(1,748,456)**	**2,484,821**	**7,113,976**	**6,594,365**
Social contribution for offset arising from Option foreseen in article 8 of Provisional Measure 2,158-35 of August 24, 2001.			**1,020,648**		**(79,823)**	**-**	**940,825**	**1,040,835**

(*) From a financial point of view, rather than recording the provision of R$ 12,057,001 (R$ 10,525,062 at 09/30/2006) and deferred tax assets of R$ 3,814,549 (R$ 3,297,247 at 09/30/2006), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets of R$ 7,113,976 (R$ 6,594,365 at 09/30/2006) to R$ 3,299,427 (R$ 3,297,118 at 09/30/2006).

At ITAÚ HOLDING, deferred tax assets amount to R$ 306,060 (R$ 566,448 at 09/30/2006) and are basically represented by tax and social contribution losses, the expectation of realization of which is up to 1 year.

II- Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2006	Acquisition of BKB Chile/Uruguay	Realization / Reversal	Increase	09/30/2007	09/30/2006
Reflected in income and expense accounts	**2,438,294**	**3,496**	**(160,351)**	**1,386,893**	**3,668,332**	**2,132,302**
Depreciation in excess - leasing	1,888,678	-	-	1,189,595	3,078,273	1,729,472
Taxation on results abroad – capital gains	52,513	3,496	-	7,549	63,558	51,422
Adjustment from operations in futures market	284,374	-	(160,085)	-	124,289	226,488
Adjustment to market value of trading securities and derivative financial instruments	-	-	-	94,936	94,936	-
Restatement of escrow deposits related to legal and contingent liabilities	132,401	-	-	57,128	189,529	-
Income on sale of permanent asset items and rights	70,357	-	(266)	-	70,091	2,476
Other	9,971	-	-	37,685	47,656	122,444
Reflected in stockholders' equity accounts - Adjustment to market value of available-for-sale securities (Note 2b)	**66,360**	**-**	**(8,571)**	**-**	**57,789**	**18,894**
Total	**2,504,654**	**3,496**	**(168,922)**	**1,386,893**	**3,726,121**	**2,151,196**

At ITAÚ HOLDING, the provision for deferred income tax and social contribution amounts to R$ 1,509 (R$ 14,534 at 09/30/2006), and is comprised of Restatement of escrow deposits related to legal and contingent liabilities.

III - The estimates of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at September 30, 2007, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

Realization year	Deferred tax assets			Social contribution for offset	Provision for deferred income tax and social contribution	Net deferred taxes
	Temporary differences	Tax loss and negative basis	Total			
2007	1,561,233	372,563	1,933,796	23,723	(255,730)	1,701,789
2008	1,230,852	409,725	1,640,577	249,695	(731,570)	1,158,702
2009	1,131,182	-	1,131,182	281,120	(662,508)	749,794
2010	981,530	-	981,530	275,943	(694,678)	562,795
2011	508,851	-	508,851	110,344	(690,783)	(71,588)
after 2011	918,040	-	918,040	-	(690,852)	227,188
Total	6,331,688	782,288	7,113,976	940,825	(3,726,121)	4,328,680
Present value (*)	5,654,712	747,001	6,401,713	840,668	(3,232,771)	4,009,610

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards not be used as an indication of future net income.

IV- Unrecorded deferred tax assets amount to R$ 324,126 (R$ 329,317 at 09/30/2006).

At ITAÚ HOLDING, unrecorded deferred tax assets amount to R$ 9,890 (R$ 10,087 at 09/30/2006).

c) Tax and Social Security Contributions

I- The balance of Taxes and Social Security Contributions is composed as follows:

	09/30/2007	09/30/2006
Taxes and contributions on income payable	800,632	1,147,091
Taxes and contributions payable	276,374	224,346
Provision for deferred income tax and social contribution (Note 13b II)	3,726,121	2,151,196
Legal liabilities – tax and social security (Note 13c II)	5,009,170	3,491,700
Total	**9,812,297**	**7,014,333**

At ITAÚ HOLDING the balance of Tax and Social Security Contributions totals R$ 88,476 (R$ 21,913 at 09/30/2006) and is basically comprised of Legal Liabilities – Tax and Social Security of R$ 86,508 (R$ 5,922 at 09/30/2006).

II- Legal Liabilities – Tax and Social Security and related Escrow Deposits

Change in legal liabilities	**01/01 to 09/30/2007**	**01/01 to 09/30/2006**
Opening balance	**3,827,180**	**2,588,360**
Balance arising from the acquisition of BKB on 04/30/2006	-	178,498
Write-off due to the split off of Credicard on 04/30/2006	-	(112,089)
Changes in the period reflected in results	1,186,047	853,534
Charges on taxes	235,065	501,426
Net increase	953,456	464,579
Write-offs through reversal	(2,474)	(112,471)
Payments	(4,057)	(16,603)
Closing balance	**5,009,170**	**3,491,700**

Change in escrow deposits	**01/01 to 09/30/2007**	**01/01 to 09/30/2006**
Opening balance	**2,363,669**	**1,622,804**
Balance arising from the acquisition of BKB on 04/30/2006	-	70,721
Appropriation of income	158,573	391,857
Changes in the period	346,940	127,255
Deposited	353,178	145,008
Withdrawals	(3,533)	(15,759)
Conversion into income	(2,705)	(1,994)
Closing balance	**2,869,182**	**2,212,637**

d) Taxes Paid or Provided for and Withheld from Clients

We show below the amount of taxes paid or provided for, basically levied on income, revenue and payroll, and the amount withheld and collected from clients levied directly on financial operations:

	09/30/2007	09/30/2006
Taxes paid or provided for	5,884,865	4,691,161
Taxes withheld and collected from clients	5,792,063	5,986,305
Total	**11,676,928**	**10,677,466**

NOTE 14 - PERMANENT ASSETS

a) Investments

I- Changes of investments - ITAÚ HOLDING

Companies		Balances at 12/31/2006	Goodwill Amortization	Subscription/ Acquisition/Sales	Dividends and interest on capital received	Equity in earnings of subsidiaries	Adjustment to marketable securities of subsidiaries	Balances at 09/30/2007	Balances at 09/30/2006	Equity in earnings of subsidiaries from 01/01 to 09/30/2006
Domestic		**25,392,319**	**-**	**-**	**(1,900,747)**	**6,141,182**	**(35,494)**	**29,597,260**	**24,759,924**	**4,889,045**
Banco Itaú S.A.		13,295,281	-	-	(1,865,287)	2,154,904	(19,661)	13,565,237	8,503,358	1,667,455
Banco Itaucard S.A.	(1)	4,520,529	-	-	-	2,800,921	(11)	7,321,439	4,064,179	1,657,873
Banco Itaú BBA S.A.		3,901,284	-	-	(33,110)	409,377	(16,534)	4,261,017	4,066,554	639,447
Itauseg Participações S.A.		2,390,806	-	-	-	535,283	5,428	2,931,517	2,194,860	627,471
Itaú BBA Participações S.A.		1,124,297	-	-	(2,313)	121,378	(4,716)	1,238,646	1,143,790	186,252
Itaú Corretora de Valores S.A.	(1)	160,122	-	-	(37)	119,319	-	279,404	161,848	63,298
Banco Itaubank S.A.	(2)	-	-	-	-	-	-	-	4,625,335	47,249
Abroad		**1,477,564**	**(38,558)**	**(16)**	**(75)**	**28,971**	**(2,851)**	**1,465,035**	**2,420**	**178**
Itau Chile Holdings, Inc.	(3)(4)(5a)	1,239,042	(33,930)	-	-	(7,116)	(1,586)	1,196,410	-	-
Banco Itaú Uruguay S.A.	(4)(5b)	166,478	(3,534)	-	-	30,535	(1,265)	192,214	-	-
Oca S.A.	(4)(5c)	45,594	(939)	-	-	6,911	-	51,566	-	-
Oca Casa Financiera S.A.	(4)(5d)	23,864	(137)	-	-	(1,033)	-	22,694	-	-
Aco Ltda.	(4)(5e)	2,392	(17)	(16)	(75)	(216)	-	2,068	-	-
Itaú Uruguay Directo S.A.	(4)(5f)	194	(1)	-	-	(110)	-	83	-	-
LiberoTrading International Ltd.	(2)	-	-	-	-	-	-	-	2,420	178
GRAND TOTAL		**26,869,883**	**(38,558)**	**(16)**	**(1,900,822)**	**6,170,153**	**(38,345)**	**31,062,295**	**24,762,344**	**4,889,223**

(1) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;
(2) Investment merged into Banco Itaú S.A. on 10/02/2006 ;
(3) In February 2007 the company's name was changed from BKB Chile Holding, Inc. to Itau Chile Holdings, Inc;
(4) Note 2a;
(5) Investments includes goodwill amounting to: (a) R$ 418,485, (b) R$ 43,585, (c) R$ 11,583, (d) R$ 1,682, (e) R$ 196 and (f) R$ 6.

Companies	Capital	Stockholders' Equity	Net income for the period	Number of shares owned by ITAÚ HOLDING			Equity share in voting capital (%)	Equity share in Capital (%)
				Common	Preferred	Quotas		
Domestic								
Banco Itaú S.A.	10,202,000	13,275,625	1,985,108	99,569,772	-	-	100.00	100.00
Banco Itaucard S.A.	15,032,007	23,550,177	3,126,333	-	1,277,933,118	-	-	0.54
Banco Itaú BBA S.A.	4,223,086	5,641,146	577,882	2,589,417	5,284,526	-	49.00	74.50
Itauseg Participações S.A.	1,717,000	3,215,529	595,779	1,582,676,636	-	-	91.01	91.01
Itaú BBA Participações S.A.	775,079	1,486,372	145,653	102,387	409,554	-	50.00	83.33
Itaú Corretora de Valores S.A.	207,201	540,171	131,231	-	811,503	-	-	4.78
Abroad								
Itau Chile Holdings, Inc.	-	777,925	74,337	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	131,076	148,629	38,594	1,639,430,739	-	-	100.00	100.00
Oca S.A.	12,010	39,983	9,007	1,502,176,740	-	-	100.00	100.00
Oca Casa Financiera S.A.	15,499	21,012	894	646	-	-	100.00	100.00
Aco Ltda.	11	1,885	(19)	-	-	131	99.24	99.24
Itaú Uruguay Directo S.A.	140	77	(94)	1,749,845	-	-	100.00	100.00

II- Composition of Investments

	09/30/2007	09/30/2006
Investment in affiliates	**909,015**	**750,952**
Domestic	**155,183**	**117,555**
AGF Brasil Seguros S.A.	125,722	111,157
Delle Holdings S.A.	11,671	6,398
Serasa S.A. (Note 2a)	17,790	-
Abroad	**753,832**	**633,397**
BPI – SGPS S.A.	752,031	631,004
Other	1,801	2,393
Other investments	**361,377**	**315,760**
Investments through tax incentives	102,847	104,897
Equity securities	61,563	79,337
Shares and quotas	80,938	29,151
Other	116,029	102,375
Provision for losses	**(73,559)**	**(95,573)**
TOTAL	**1,196,833**	**971,139**

III - Equity in earnings of affiliates

	01/01 to 09/30/2007	01/01 to 09/30/2006
Investment in affiliates - Domestic	**16,053**	**13,701**
Investment in affiliates - Abroad	**72,926**	**120,127**
Foreign exchange variation on investments	(48,353)	(2,012)
Equity in earnings of affiliates	121,279	122,139
Total	**88,979**	**133,828**

b) Fixed Assets and Deferred Charges

	Net balance at 12/31/2006	Changes					09/30/2007			09/30/2006		
		Acquisition Chile and Uruguay	Acquisitions	Disposals	Depreciation/ amortization expenses (Note 12f)	Foreign exchange variation	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
FIXED ASSETS	**2,071,224**	**99,859**	**337,539**	**(312,251)**	**(356,675)**	**(676)**	**5,808,010**	**(3,968,990)**	**1,839,020**	**5,833,677**	**(3,821,407)**	**2,012,270**
REAL ESTATE IN USE (1)	**1,385,424**	**73,716**	**10,243**	**(226,604)**	**(46,902)**	**(3,689)**	**2,267,766**	**(1,075,578)**	**1,192,188**	**2,406,835**	**(1,050,959)**	**1,355,876**
Land	667,919	4,284	1,586	(36,681)	-	(181)	636,927	-	636,927	652,002	-	652,002
Buildings	717,505	69,432	8,657	(189,923)	(46,902)	(3,508)	1,630,839	(1,075,578)	555,261	1,754,833	(1,050,959)	703,874
OTHER FIXED ASSETS	**685,800**	**26,143**	**327,296**	**(85,647)**	**(309,773)**	**3,013**	**3,540,244**	**(2,893,412)**	**646,832**	**3,426,842**	**(2,770,448)**	**656,394**
Installations	99,976	4,777	35,066	(26,541)	(13,524)	(689)	301,744	(202,679)	99,065	301,700	(205,052)	96,648
Furniture and equipment	65,990	9,408	41,233	(36,180)	(21,169)	3,788	358,604	(295,534)	63,070	331,858	(271,220)	60,638
EDP systems	426,127	9,888	220,701	(10,632)	(248,091)	(440)	2,588,075	(2,190,522)	397,553	2,501,379	(2,101,978)	399,401
Other (Communication, security and transportation)	93,707	2,070	30,296	(12,294)	(26,989)	354	291,821	(204,677)	87,144	291,905	(192,198)	99,707
DEFERRED CHARGES	**488,568**	**22,285**	**416,233**	**(43,639)**	**(140,340)**	**(114)**	**1,091,662**	**(348,669)**	**742,993**	**920,108**	**(468,970)**	**451,138**
Leasehold improvements	270,309	12,229	84,301	-	(63,657)	3,839	460,479	(153,458)	307,021	391,192	(165,141)	226,051
Expenditures on acquisitions of software	216,412	10,056	44,398	(43,639)	(63,369)	(571)	341,142	(177,855)	163,287	518,542	(296,900)	221,642
Other deferred expenditures (2)	1,847		287,534	-	(13,314)	(3,382)	290,041	(17,356)	272,685	10,374	(6,929)	3,445
GRAND TOTAL	**2,559,792**	**122,144**	**753,772**	**(355,890)**	**(497,015)**	**(790)**	**6,899,672**	**(4,317,659)**	**2,582,013**	**6,753,785**	**(4,290,377)**	**2,463,408**

(1) Includes amounts pledged in guarantee in voluntary deposits (Note 11b).

(2) Basically includes the amount paid to ABN AMRO Bank N.V. for the acquisition of the international private banking assets of Latin American clients served by its Miami and Montevideo branches.

NOTE 15 - STOCKHOLDERS' EQUITY

a) Shares

Capital comprises 1,221,996,220 book-entry shares with no par value, of which 626,500,256 are common and 595,495,964 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the of a change in control, yo be included in stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 14,254,213 (R$ 12,881,120 at 09/30/2006), of which R$ 10,351,247 (R$ 9,724,220 at 09/30/2006) refers to stockholders domiciled in the country and R$ 3,902,966 (R$ 3,156,900 at 09/30/2006) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period.

	NUMBER			Total value
	Common	Preferred	Total	
Shares of capital stock at 12/31/2006 and 09/30/2007	**626,500,256**	**595,495,964**	**1,221,996,220**	
Treasury shares at 12/31/2006 (*)	**4,996,723**	**19,781,140**	**24,777,863**	**(1,122,933)**
Purchases of shares	136,100	3,241,200	3,377,300	(260,627)
Disposals – stock option plan	-	(4,068,000)	(4,068,000)	180,522
Treasury shares at 09/30/2007 (*)	**5,132,823**	**18,954,340**	**24,087,163**	**(1,203,038)**
Outstanding shares 09/30/2007	**621,367,433**	**576,541,624**	**1,197,909,057**	
Outstanding shares 09/30/2006	**601,516,897**	**575,038,654**	**1,176,555,551**	

(*) Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below the costs of shares repurchased in the period as well as the average cost of treasury shares and their market price at 09/30/2007:

Cost/Market Value	Common	Preferred
Minimum	63.50	73.50
Weighted average	64.80	86.22
Maximum	64.92	83.12
Total treasury shares		
Average cost	50.84	49.70
Market value	86.01	92.15

b) Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.055 per share to be paid to preferred shares.

The Board of Directors' Meeting of February 12, 2007 resolved:

a) to reestablish the system of monthly advances of Dividends, starting with the payment to be made on 04/02/2007, based on the final share position of 02/28/2007, in replacement of the system of monthly payment of Interest on Capital introduced in January 1997;

b) consequently, as from 04/02/2007, stockholders started to receive monthly dividends in the amount of R$ 0.024 per share (without withholding income tax), instead of Interest on Capital in the amount of R$ 0.024 per share (net of R$ 0.0204 per share, already deducting Income Tax Withheld at Source of 15%, except for immune or exempt corporate stockholders);

c) stockholders (individual or company), who received Interest on Capital with the deduction of this tax (R$ 0.0204 per share), started to receive Dividends at the amount declared (R$ 0.024 per share), representing an increase of approximately 18%.

At the Extraordinary Stockholders' Meeting held on August 27, 2007, the stockholders resolved to split all shares of capital stock. This split will occur at the Stock Exchanges on October 1, 2007. Consequently, stockholders will receive one new share for each share held on September 28, 2007, and monthly dividends will change from R$ 0.024 per share to R$ 0.012 per share, to be paid from November 1, 2007. The annual minimum priority dividend of R$ 0.055 per share guaranteed to preferred shares will change to R$ 0.0275 per share.

I – Calculation

Net income	5,966,780	
Adjustments:		
(-) Legal reserve	(298,339)	
Dividend calculation basis	5,668,441	
Dividends and interest on capital paid/advanced/provided for	1,776,583	31.3%

II - Payments/Provision of Interest on Capital and Dividends

	Gross	WTS	Net
Paid / Prepaid	**629,199**	**(8,629)**	**620,570**
Interest on Capital - 2 monthly installments of R$ 0.024 per share paid in February and March 2007	57,524	(8,629)	48,895
Dividends - 6 monthly installments of R$ 0.024 per share paid from April to September 2007	172,849	-	172,849
Additional - R$ 0.333 per share - paid on 08/27/2007	398,826	-	398,826
Provision for dividends (*)	**1,181,325**	**(25,313)**	**1,156,012**
1 monthly installment of R$ 0.024 per share to be paid in October 2007	28,746	-	28,746
Provided for to be declared and perding declaration	1,152,579	(25,313)	1,127,266
.. Dividends	983,828	-	983,828
.. Interest on capital	168,751	(25,313)	143,438
Total from 01/01 to 09/30/2007 - R$ 1.511 net per share	**1,810,524**	**(33,941)**	**1,776,583**
Total from 01/01 to 09/30/2006 - R$ 1.224 net per share	**1,404,139**	**(183,032)**	**1,221,107**

(*) Recorded in Other Liabilities – Social and Statutory.

c) Capital and revenue reserves

	09/30/2007	09/30/2006
CAPITAL RESERVES - premium on subscription of shares	**1,290,059**	**1,290,005**
REVENUE RESERVES	**16,429,096**	**11,492,810**
Legal	1,248,764	866,545
Statutory:	15,180,332	10,626,265
- Dividend equalization (1)	5,634,738	4,743,365
- Working capital increase (2)	3,262,779	2,082,480
- Increase in capital of investees (3)	6,282,815	3,800,420

(1) *Reserve for Dividend Equalization - its purpose is to guarantee funds for the payment of dividends, including interest on own capital, or advances, to maintain the flow of the stockholders' compensation.*

(2) *Reserve for Working Capital – its purpose is to guarantee funds for the Bank's operations.*

(3) *Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.*

d) Reconciliation of net income and stockholders' equity

The difference between the Net Income and Stockholders' Equity of ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED (Note 2b) arises from the adoption of different criteria for the amortization of goodwill on purchase of investments, the recording of deferred tax assets and the write-off of unrealized income on intercompany operations, on which related taxes were deferred.

	Net income		Stockholders' equity	
	01/01 to 09/30/2007	01/01 to 09/30/2006	09/30/2007	09/30/2006
ITAÚ HOLDING	**5,966,780**	**5,141,503**	**30,896,341**	**24,666,230**
Amortization of goodwill	659,716	(2,670,803)	(3,984,484)	(4,255,307)
Deferred tax assets	(182,253)	558,505	1,093,497	1,284,868
Unrealized income (loss)	80	80	(2,579)	(2,686)
ITAÚ HOLDING CONSOLIDATED	**6,444,323**	**3,029,285**	**28,002,775**	**21,693,105**

e) Stock Option Plan

This plan aims at involving the officers in the medium and long-term corporate development process. The options are personal and not transferable, and entitle the subscription of one authorized capital share or, at the discretion of the management, one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ HOLDING Compensation Committee is responsible for defining the total number of shares to be granted, the eligible officers, the number granted to each officer, the validity of the option series, and the "vesting" and "blackout" periods for exercising the options. Options may be granted to eligible employees of ITAÚ HOLDING or officers and employees of controlled companies for extraordinary and significant reasons and upon the hiring of highly qualified individuals.

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date.

Thus far exercise of stock options, pursuant to the Plan's regulation, resulted in the sale of preferred shares held in treasury. The accounting entries related to the plan are recorded upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders' Equity.

The dilution percentage of the current stockholders' interest, in the event all granted options not yet exercised were exercised by the end of the vesting period, would be 0.14% for 2007, 0.35% for 2008, 0.35% for 2009, 0.31% for 2010, 0.35% for 2011 and 0.33% for 2012.

I - Total granted options

Granting		Vesting period until	Exercise period until	Exercise price restated (R$1)	Options			
Nº	Date				Granted	Exercised	Cancelled	Not exercised
Closed series					26,320,680	25,926,680	394,000	-
6th	02/14/00	12/31/04	12/31/07	22.07	5,332,000	5,044,000	254,000	34,000
6th	05/02/05	12/31/04	12/31/07	22.07	12,390	9,910	-	2,480
7th	02/19/01	12/31/05	12/31/08	28.60	5,100,000	4,676,000	216,000	208,000
7th	05/02/05	12/31/05	12/31/08	28.60	14,900	11,920	-	2,980
8th	03/04/02	12/31/06	12/31/09	27.11	90,000	50,000	-	40,000
8th	03/04/02	12/31/06	12/31/09	27.28	5,341,500	3,404,500	253,500	1,683,500
8th	05/02/05	12/31/06	12/31/09	27.28	14,060	11,250	-	2,810
9th	03/10/03	12/31/07	12/31/10	18.48	135,000	37,100	-	97,900
9th	03/10/03	12/31/07	12/31/10	18.47	5,339,000	1,152,000	232,000	3,955,000
9th	01/07/04	12/31/07	12/31/10	18.47	62,500	-	-	62,500
9th	05/02/05	12/31/07	12/31/10	18.47	11,270	-	9,020	2,250
9th	08/01/05	12/31/07	12/31/10	18.47	10,000	-	-	10,000
10th	02/16/04	12/31/08	12/31/11	27.92	5,046,950	464,000	285,300	4,297,650
10th	08/01/05	12/31/08	12/31/11	27.92	10,000	-	-	10,000
11th	02/21/05	12/31/09	12/31/12	39.29	4,016,200	361,000	135,100	3,520,100
11th	08/01/05	12/31/09	12/31/12	39.29	10,000	-	-	10,000
11th	08/06/07	12/31/09	12/31/12	39.29	4,130	-	-	4,130
12th	02/21/06	12/31/10	12/31/13	58.46	4,323,500	24,000	83,000	4,216,500
12th	08/06/07	12/31/10	12/31/13	58.46	5,770	-	-	5,770
13th	02/14/07	12/31/11	12/31/14	74.43	3,918,100	-	15,400	3,902,700
13th	08/06/07	12/31/11	12/31/14	74.43	11,145	-	-	11,145
				Total	65,129,095	41,172,360	1,877,320	22,079,415

II – Change in stock options

	Number	Price (*)
Balance at 12/31/2006	**22,342,690**	**32.58**
Options:		
. Granted	3,939,145	
. Cancelled	(134,420)	
. Exercised	(4,068,000)	
Balance at 09/30/2007	**22,079,415**	**42.06**

(*) Weighted average exercise price.

III – Exercised options in the period (R$1)

Granting	Number of shares	Exercise price (*)	Market value (*)
7th	575,150	28.04	79.77
8th	2,833,850	26.59	78.98
9th	378,000	18.23	85.24
10th	129,000	27.49	85.34
11th	152,000	38.97	86.05
Total	**4,068,000**	**26.51**	**80.14**

(*) Weighted average value.

IV - Effect of the option exercise

Amount received for the sale of shares – exercised options	107,842
(-) Cost of treasury shares sold	(180,522)
Effect on sale (*)	(72,680)

(*) Recorded in revenue reserves.

NOTE 16 – RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

- The parent company ITAÚSA, its controlling companies and non-financial subsidiaries, especially Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

- Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado and Caixa de Previdência dos Funcionários do BEG (PREBEG), closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ HOLDING and/or its subsidiaries, as described in Note 18a; and

- Fundação Itaú Social and Instituto Itaú Cultural, entities sponsored by ITAÚ HOLDING and subsidiaries to act in their respective areas of interest, as described in Notes 20e and 20f.

The transactions with these related parties are not significant in the overall context of ITAÚ HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

- Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as current accounts, investments in and redemption of securities and the provision of custody/management services;

- Purchase, lease, maintenance and technical assistance of IT equipment from Itautec S.A. and subsidiaries; and

- Rental of real estate from ITAÚSA, Fundação Itaubanco, FUNBEP and PREBEG.

NOTE 17 – MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

	BOOK VALUE		MARKET		Unrealized income (loss) (3)			
					Results		Stockholders' equity	
	09/30/2007	09/30/2006	09/30/2007	09/30/2006	09/30/2007	09/30/2006	09/30/2007	09/30/2006
Interbank deposits	11,276,779	10,504,986	11,295,685	10,522,523	18,906	17,537	18,906	17,537
Securities and Derivative financial instruments	64,513,350	42,647,503	64,723,564	42,800,591	362,738	299,609	210,214	153,088
Adjustment of available-for-sale securities					129,501	117,867	-	-
Adjustment of held-to-maturity securities					233,237	181,742	210,214	153,088
Loan, lease and other credit operations	95,990,021	73,127,197	96,212,667	73,206,888	222,646	79,691	222,646	79,691
Investment in Redecard S.A.	154,106	-	5,342,084	-	5,187,978	-	5,187,978	-
Investment in Serasa S.A.	17,790	-	369,664	-	351,874	-	351,874	-
Investment in BPI	752,031	631,004	2,152,910	2,156,506	1,400,879	1,525,502	1,400,879	1,525,502
Parent company					825,947	899,424	825,947	899,424
Minority stockholders (1)					574,932	626,078	574,932	626,078
Fundings and borrowings (2)	42,262,909	34,438,706	42,291,163	34,420,376	(28,254)	18,330	(28,254)	18,330
Securitization of foreign payment orders	1,134,478	1,534,175	1,152,195	1,539,547	(17,717)	(5,372)	(17,717)	(5,372)
Subordinated debt (Note 9a)	11,577,222	4,547,323	11,640,784	4,526,204	(63,562)	21,119	(63,562)	21,119
Treasury shares	1,203,038	1,119,296	2,188,117	1,574,106	-	-	985,079	454,810
Total unrealized					**7,435,488**	**1,956,416**	**8,268,043**	**2,264,705**

(1) The investment held by minority stockholders does not affect the result of ITAÚ HOLDING.

(2) Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities.

(3) It does not consider corresponding tax effects.

To obtain the market values for these financial instruments, the following criteria were adopted:

- Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on October 1, 2007 for floating-rate securities.

- Securities and derivative financial instruments, according to the rules established by Circular Letters 3.068 and 3.082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

- Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

- Investments in affiliated companies – in BPI and Redecard S.A. are determined based on stock market quotations, and in Serasa S.A. are determined based on the last trading session ocurred.

- Time and Interbank deposits and funds from acceptance and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on October 1, 2007. The effects of hedges (swap contracts) are also taken into account.

- Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

- Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

- Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 18 – BENEFITS TO EMPLOYEES

Under the terms of CVM Resolution 371, dated December 13, 2000, we present the policies adopted by ITAÚ HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a) Supplementary retirement benefits:

ITAÚ HOLDING and its subsidiary companies sponsor the following supplementary retirement plans:

Entity	Benefit plan
Fundação Itaubanco	Supplementary Retirement Plan – PAC (1) Franprev Benefit Plan – PBF (1) 002 Benefit Plan - PB002 (1) Itaulam Basic Plan – PBI (1) Itaulam Supplementary Plan – PSI (2)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1) Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Citiprevi - Entidade Fechada de Previdência Complementar (Orbitall/Credicard Itaú)	Credicard Retirement Plan (1) Credicard Supplementary Retirement Plan (2)
Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)

(1) Defined benefit plan
(2) Variable contribution plan
(3) Defined contribution plan

The basic purpose of the defined benefit and variable contribution plans is to grant a benefit that, as a life annuity benefit (in case of FUNBEP, PREBEG, PB002 and Credicard, also as survivorship annuities), will supplement the pension paid by social security. In case of the defined contribution plan, the benefit is calculated based on the contributions made, and its payment is made for an established period, which does not require actuarial calculation.

All of these plans are closed to new participants. As regards the new employees hired after the closing, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the period, the contributions paid totaled R$ 27,307 (R$ 26,404 from January 1 to September 30, 2006). The contribution rate increases based on the participant´s salary.

b) Post-employment benefits

ITAÚ HOLDING subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 5.346 (R$ 6.572 from January 1 to September 30, 2006). The contribution rate increases based on the beneficiary's age.

c) Net amount of assets and actuarial liabilities of the benefit plan:

The net assets and actuarial liabilities calculated in conformity with the criteria established by CVM Resolution 371 of December 13, 2000 are summarized below.

	09/30/2007	09/30/2006
Net assets of the plans	12,349,591	9,934,011
Actuarial liabilities:	(9,298,180)	(8,489,257)
Surplus (*)	3,051,411	1,444,754

(*) According to paragraph 49g of the attachment to CVM Resolution 371 of December 13, 2000, the net asset was not recognized.

In addition to the reserves recorded by the plans, the sponsors record provisions in the amount of R$ 28,618 (R$ 30,535 at September 30, 2006) (Note 12c) to cover possible actuarial liabilities.

d) Changes in net assets, actuarial liabilities, and surplus

DESCRIPTION	01/01 to 09/30/2007			01/01 to 09/30/2006		
	Assets	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus
Present value - beginning of the period	**10,599,436**	**(8,574,690)**	**2,024,746**	**9,178,748**	**(8,035,973)**	**1,142,775**
Adjustments in the period (1)	-	(196,995)	(196,995)	-	-	-
Expected return on assets/ Cost of current service + interest	593,050	(828,099)	(235,049)	495,665	(759,551)	(263,886)
Benefits paid	(301,604)	301,604	-	(286,304)	286,304	-
Contributions of sponsors/participants	42,448	-	42,448	47,844	-	47,844
Gains/(losses) in the period (2)(3)	1,416,261	-	1,416,261	498,058	19,963	518,021
Present value – end of the period	**12,349,591**	**(9,298,180)**	**3,051,411**	**9,934,011**	**(8,489,257)**	**1,444,754**

(1) Corresponds to the change in mortality table, from GAM-83 to AT-83.

(2) The gains in assets correspond to the actual earnings obtained above the expected return rate on assets.

(3) Gains on actuarial liabilities refer to the revision of future contributions.

e) Main assumptions used in actuarial evaluation

Discount rate	10.24% p.a.
Expected return rate on assets	12.32 % p.a.
Mortality table (1)	AT-83
Turnover (2)	Itaú Exp. 2003/2004
Future salary growth	7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.
Inflation	4.00 % p.a.
Actuarial method	Projected Unit Credit (3)

(1) On June 30, 2006, the GAM-83 mortality table was adopted.

(2) The turnover assumption is based on the effective experience of ITAÚ HOLDING, resulting in an average of 1.2% p.a. based on 2003/2004 experience.

(3) Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

NOTE 19 – INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Banco Itaú Buen Ayre S.A.		Banco Itaú Europa S.A. Consolidated (2)		Itau Bank, Ltd.		Consolidated Chile (3)	Consolidated Uruguay (4)	Other foreign companies (5)		Foreign consolidated (6)	
	09/30/2007	09/30/2006	09/30/2007	09/30/2006	09/30/2007	09/30/2006	09/30/2007	09/30/2006	09/30/2007	09/30/2007	09/30/2007	09/30/2006	09/30/2007	09/30/2006
Assets														
Current and long-term receivables														
Cash and cash equivalents	216,695	148,125	44,513	42,633	291,624	212,896	73,602	76,023	178,349	342,427	129,078	517,406	1,164,490	490,443
Interbank investments	7,969,747	4,368,074	118,484	-	5,132,007	3,370,836	1,845,067	1,711,011	84,561	553,198	73,720	72,691	12,080,995	6,931,046
Securities	13,332,544	8,431,027	46,893	240,843	1,642,623	2,185,958	1,549,008	1,085,781	927,581	77,579	574,961	64,488	17,816,156	11,686,584
Loan, lease and other credit operations	3,790,877	3,792,628	1,075,600	814,294	2,908,748	2,225,776	259,208	66	5,530,903	872,944	386,948	-	14,358,805	6,835,415
Prepaid expenses	16,262	24,351	1,280	2,443	18,751	8,291	37	46	19,332	7,829	61	200	63,556	35,336
Other assets	1,825,262	734,189	383,487	201,501	133,827	113,008	628,342	139,468	270,708	41,759	140,624	63,084	3,385,104	1,232,709
Permanent assets														
Investments	428,893	555,098	5,091	5,921	602,176	548,433	313,735	3	832	34	2,855,439	2,706,222	759,563	638,371
Fixed assets and deferred charges	8,338	7,150	34,769	35,692	287,265	16,812	-	2,663	119,265	19,715	5,014	5,999	474,366	65,653
Total	**27,588,618**	**18,060,642**	**1,710,117**	**1,343,327**	**11,017,021**	**8,682,010**	**4,668,999**	**3,015,061**	**7,131,531**	**1,915,485**	**4,165,845**	**3,430,090**	**50,103,035**	**27,915,557**
Liabilities														
Current and long-term liabilities														
Deposits	4,324,796	3,842,382	1,355,067	1,090,279	6,191,393	4,240,417	1,855,894	642,537	4,557,399	1,452,430	-	-	16,202,014	6,767,315
Demand deposits	961,739	804,799	299,289	271,153	1,204,803	392,267	131,668	60,606	917,518	789,341	-	-	3,615,461	665,462
Savings deposits	-	-	312,141	285,954	-	-	-	-	-	412,467	-	-	724,607	285,954
Interbank deposits	24,640	6,901	83,067	96,838	942,736	1,366,621	432,561	428,822	-	27,883	-	-	1,093,321	519,669
Time deposits	3,338,417	3,030,682	660,570	436,334	4,043,854	2,481,529	1,291,665	153,109	3,639,881	222,739	-	-	10,768,625	5,296,230
Deposits received under securities repurchase agreements	5,812,932	1,422,849	-	-	180,450	173,753	432,056	28,397	174,831	-	348,166	-	6,471,852	1,432,372
Funds from acceptance and issuance of securities	1,121,521	1,053,957	-	-	1,952,574	2,165,746	66,910	193,556	761,688	-	-	-	3,884,150	3,406,266
Borrowings	6,936,695	3,181,914	70,939	-	1,000,777	855,966	11,286	5,310	667,664	11	7,411	11	8,663,911	3,966,053
Derivative financial instruments	1,592,740	607,993	-	-	30,631	23,547	125,983	45,749	48,917	-	38,556	6,415	1,728,846	654,514
Other liabilities	2,444,829	3,056,396	97,488	35,095	554,422	37,644	922,900	896,725	142,673	251,458	83,313	69,080	4,029,699	4,026,833
Deferred income	**5,933**	**7,164**	**-**	**-**	**6,301**	**3,972**	**668**	**2**	**361**	**-**	**402**	**421**	**13,666**	**11,559**
Minority interest in subsidiaries	**-**	**-**	**-**	**-**	**34**	**134**	**-**	**-**	**73**	**14**	**119**	**155**	**(5,716)**	**83,996**
Stockholders' equity														
Capital and reserves	5,179,205	4,646,607	181,443	207,937	1,140,210	1,096,144	1,216,691	1,235,794	703,588	163,190	3,449,076	3,192,638	8,669,054	7,212,424
Net income	169,967	241,380	5,180	10,016	(39,771)	84,687	36,611	(33,009)	74,337	48,382	238,802	161,370	445,559	354,226
Total	**27,588,618**	**18,060,642**	**1,710,117**	**1,343,327**	**11,017,021**	**8,682,010**	**4,668,999**	**3,015,061**	**7,131,531**	**1,915,485**	**4,165,845**	**3,430,090**	**50,103,035**	**27,915,557**

(1) Banco Itaú S.A. - Grand Cayman, New York and Tokyo branches, Banco Itaú-BBA S.A. - Nassau Branch, Banco Itaú-BBA S.A. - Uruguay Branch, Banco Itaú Holding Financeira S. A. - Grand Cayman Branch and Banco Itaubank S.A. - Nassau Branch.

(2) Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A., BIEL Fund Management Company S.A., BIE Cayman, Ltd., and only on September 30,2007, Banco Itau Europa International and Bie Bank & Trust Bahamas Ltd.

(3) Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A. and Recuperadora de Créditos Ltda.

(4) ACO Ltda., Banco Itaú Uruguay S.A., Itaú Uruguay Directo S.A., OCA Casa Financiera S.A. and OCA S.A.

(5) Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Itaú Asset Management S. A. Sociedad Gerente de Fondos Comunes de Inversión, Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Zux Cayman Company Ltd., Zux SGPS, Lda, BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda., Itaú Europa Luxembourg Advisory Holding Company S.A.,Itaúsa Europa - Investimentos, SGPS, Lda., Agate SàRL, ITB Holding Ltd., Topaz Holding Ltd., Itaú USA Inc, Jasper International Investiment LLC, Itauinv - Itaú International Investment LLC, ITrust Servicios Financieros S.A., Albarus S.A., Banco Del Paraná S. A. , Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation, Spinel Corporation, Tanzanite Corporation, Itaú Sociedad de Bolsa S.A., Peroba Ltd., Mundostar S.A., Karen International Ltd., Nevada Woods S.A. , and AKBAR - Marketing e Serviços, Lda (only on September 30, 2006), Itaú Asia Limited (only on September 30, 2007), Libero Trading International Ltd. and Itaú Securities, Inc.

(6) Information on foreign consolidated presents balances net of eliminations from consolidation.

NOTE 20 – ADDITIONAL INFORMATION

a) **Insurance Policy –** ITAÚ HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to insure their securities and assets at amounts considered sufficient to cover possible claims.

b) **Foreign Currency**

The balances in reais linked to foreign currency were:

	09/30/2007	09/30/2006
Permanent foreign investments	9,114,613	7,566,650
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(13,459,044)	(11,092,327)
Net foreign exchange position (*)	**(4,344,431)**	**(3,525,677)**

(*) If the participation of other stockholders in Banco Itaú Europa S.A. were not considered, the net foreign exchange position would amount to R$ (5,065,136) (R$ (4,209,803) at 09/30/2006).

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c) **Investment funds and managed portfolios –** ITAÚ HOLDING through its subsidiaries manages the following type of investments funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and Group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (1)		Number of funds	
	09/30/2007	09/30/2006	09/30/2007	09/30/2006	09/30/2007	09/30/2006
Investment funds	**181,469,168**	**166,821,595**	**181,469,168**	**166,821,595**	**1,120**	**959**
Fixed income	162,894,443	156,899,943	162,894,443	156,899,943	980	852
Shares	18,574,725	9,921,652	18,574,725	9,921,652	140	107
Managed portfolios	**70,225,972**	**49,028,293**	**23,872,971**	**10,043,502**	**9,425**	**4,123**
Customers (2)	42,933,574	31,756,795	13,497,689	6,497,430	9,377	4,077
Itaú Group	27,292,398	17,271,498	10,375,282	3,546,072	48	46
TOTAL	**251,695,140**	**215,849,888**	**205,342,139**	**176,865,097**	**10,545**	**5,082**

(1) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

(2) At September 30, 2007, the Company recorded R$ 3,486,277 related to consolidation of 4,090 managed portfolios arising from the acquisition of operations from BBI, BBT (Note 2a), and ABN AMRO Bank N.V. (Note 14b).

d) **Funds of consortia**

	09/30/2007	09/30/2006
Monthly estimate of installments receivable from participants	29,651	31,987
Group liabilities by installments	1,208,611	1,217,345
Participants – assets to be delivered	1,054,165	1,056,812
Funds available for participants	210,485	182,456
(In units)		
Number of managed groups	776	862
Number of current participants	104,794	111,833
Number of assets to be delivered to participants	41,154	44,788

e) **Fundação Itaú Social -** ITAÚ HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the "Itaú Social Program", which aims at coordinating the organization's role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Itaú Social Program", and 3) providing food and other similar benefits to the employees of ITAÚ HOLDING and other companies of the group

Donations made by the consolidated companies totaled R$ 51,716 in the period, of which R$ 50,000 were assigned to the Foundation's social net assets, which totaled R$434,483 at September 30, 2007. The income arising from its investments will be used to achieve the Foundation's social purposes.

f) Instituto Itaú Cultural – IIC - ITAÚ HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural – IIC, an entity formed to grant incentives, promote and preserve Brazil's cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 24,000 (R$ 15,500 from January 1 to September 30, 2006).

g) Minority interests in subsidiaries

	Stockholders' Equity		Result	
	09/30/2007	09/30/2006	01/01 to 09/30/2007	01/01 to 09/30/2006
Itau Bank, Ltd. (1)	723,200	-	-	-
Banco Itaú Europa S.A. (2)	665,837	739,319	111,180	(14,197)
Itaú BBA Participações S.A. (Note 14a I)	229,614	228,755	(26,769)	(37,250)
Itaú XL Seguros Corporativos S.A.	104,510	94,759	(12,119)	(7,628)
Miravalles Empreendimentos e Participações S.A. (3)	82,630	27,675	28,801	44,803
Três "B" Empreendimentos e Participações Ltda. (4)	62,449	55,277	(7,562)	(6,698)
Itaú Gestão de Ativos S.A. (5)	61,090	59,400	(1,481)	(2,189)
Investimentos Bemge S.A. (6)	16,244	15,548	(1,144)	(1,540)
Kinea Investimentos S.A. (7)	2,963	-	38	-
Other	33,354	43,890	(2,454)	(4,379)
Total	**1,981,891**	**1,264,623**	**88,490**	**(29,078)**

(1) Represented by redeemable preferred shares.

- *issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR rate plus 1.25% p.a.*
- *Up to March 31, 2007, it was recorded in Other liabilities - subordinated debt (Note 9g).*

(2) From 01/01 to 09/30/2007, it comprises goodwill amortization related to acquisition of BBI and BBT and acquisition of BPI's shares in the amount of R$ 103,472 (R$ 46,151 from 01/01 to 09/30/2006).

(3) Parent company of Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento.

(4) Indirect subsidiary of Cia. Itaú de Capitalização.

(5) Indirect subsidiary of Itaú Vida e Previdência S.A.

(6) Indirect subsidiary of Banco Itaucard S.A.

(7) Indirect subsidiary of Banco ItauBank S.A.

h) Statement of Cash Flows and Statement of Added Value

We present below the Statement of Cash Flows, Consolidated and Individual, prepared using the Indirect Method, and the Statement of Added Value, not required by the Brazilian accounting practices and the Brazilian Central Bank, which were prepared in conformity with the structure of the Accounting Chart for Institutions of the National Financial System - COSIF. As from September 2007, in the Statement of Cash Flows, funding was transferred from the financing activity, aiming at concentrating the whole financial intermediation activity as operational.

I - ITAÚ HOLDING CONSOLIDATED

	01/01 to 09/30/2007	01/01 to 09/30/2006
Adjusted net income	**12,834,978**	**10,400,639**
Net income	6,444,323	3,029,285
Adjusted net income:	6,390,655	7,371,354
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	(30,334)	(302,759)
Allowance for loan losses	4,999,561	4,833,939
Results from operations with subordinated debt	541,497	248,669
Results from securization of foreign payment orders	(158,393)	(44,988)
Change in technical provision for insurance, pension plan and capitalization	2,380,539	2,052,867
Depreciation and amortization	497,015	483,640
Goodwill amortization	-	2,597,837
Adjustment to legal liabilities - tax and social security	672,950	263,173
Adjustment to provision for contingent liabilities	371,221	(286,763)
Deferred taxes	474,824	(1,493,727)
Equity in earnings of affiliates	(88,979)	(133,828)
Income from available-for-sale securities	(731,238)	(791,886)
Income from held-to-maturity securities	1,474	(56,892)
Minority interest	(88,490)	29,078
(Income) Loss from disposal of assets (Note 12i)	(114,321)	-
(Gain) Loss from disposal of investments (Note 12i)	(2,286,962)	-
Other	(49,709)	(27,006)
Change in assets and liabilities	**(13,789,683)**	**(6,816,371)**
(Increase) Decrease in interbank investments	(29,301,909)	(6,759,952)
(Increase) Decrease in securities and derivative financial instruments (Assets/Liabilities)	(10,360,513)	(7,228,430)
(Increase) Decrease in compulsory deposits with Central Bank of Brazil	41,440	226,972
(Increase) Decrease in interbank and interbranch accounts (Assets/Liabilities)	(5,871)	2,264,969
(Increase) Decrease in loan, lease and other credit operations	(17,154,864)	(21,432,743)
(Increase) Decrease in other credits and assets	(3,778,828)	(1,489,254)
(Increase) Decrease in foreign exchange portfolio and negotiation and intermediation of securities (Assets/Liabilities)	(33,995)	156,140
Increase (Decrease) in deposits	1,588,850	4,905,682
Increase (Decrease) in deposits received under securities repurchase agreements	37,048,734	13,044,853
Increase (Decrease) in funds for issuance of securities	(214,704)	2,607,336
Increase (Decrease) in loans and onlendings	4,717,257	2,441,776
(Decrease) Increase in technical provisions for insurance, pension plan and capitalization	1,048,911	841,259
Increase (Decrease) in credit card operations	229,173	50,636
Increase (Decrease) in securitization of foreign payment orders	(238,846)	293,828
(Decrease) Increase in other liabilities	2,630,020	3,252,434
(Decrease) Increase in deferred income	(4,538)	8,123
OPERATING ACTIVITIES - Net cash provided by (used in)	**(954,705)**	**3,584,268**
Interest on capital/ Dividends received from affiliates	60,829	44,953
Funds received from interest and sale redemption of securities available-for-sale	8,587,280	7,822,526
Funds received from interest and sale redemption of held-to-maturity securities	165,338	373,029
Disposal of assets not for own use	57,043	37,562
Disposal of investments	2,305,030	31,697
Disposal of fixed assets	426,572	77,380
Purchase of available-for-sale securities	(12,657,124)	(9,669,745)
Purchase of held-to-maturity securities	-	(10,073)
Purchase of assets not for own use	(23,326)	(37,448)
Purchase of investments	(75,102)	(106,607)
Goodwill on acquisition of BKB	-	(2,597,837)
Purchase of fixed assets for use	(367,310)	(646,246)
Deferred charges	(407,968)	(275,447)
INVESTMENT ACTIVITIES - Net cash provided by (used in)	**(1,928,738)**	**(4,956,256)**
Increase (decrease) in subordinated debts	6,469,335	(285,767)
Change in minority interest	50,183	103,763
Capital increase with shares	-	4,581,120
Granting of stock options	107,842	111,203
Purchase of treasury shares	(260,627)	(3,176)
Interest on capital paid	(2,193,575)	(1,664,528)
FINANCING ACTIVITIES - Net cash provided for (used in)	**4,173,158**	**2,842,615**
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS, NET	**1,289,715**	**1,470,627**
At the beginning of the period	3,391,367	2,084,562
At the end of the period	4,681,082	3,555,189

	01/01 to 09/30/2007	01/01 to 09/30/2006
Adjusted net income (loss)	**26,123**	**7,504**
Net income	5,966,780	5,141,503
Adjustments to net income:	(5,940,657)	(5,133,999)
Deferred taxes	190,825	(244,862)
Equity in earnings of affiliates	(6,170,153)	(4,889,223)
Amortization of goodwill	38,558	-
Other	113	86
Changes in assets and liabilities	**391,018**	**413,576**
(Increase) Decrease in interbank investments	10,258	600,928
(Increase) Decrease in securities and derivative financial instruments (assets/liabilities)	(74,466)	(22,351)
(Increase) Decrease in other receivables and assets	543,493	18,539
Increase (Decrease) in other liabilities	(88,267)	(183,540)
OPERATING ACTIVITIES - Net cash provided by (used in)	**417,141**	**421,080**
Interest on capital/ Dividends received	1,929,386	1,252,753
Sale of investments	16	-
Purchase of investments	-	(4,698,470)
Purchase of fixed assets for use/ Deferred charges	(179)	(152)
INVESTMENT ACTIVITIES - Net cash provided by (used in)	**1,929,223**	**(3,445,869)**
Capital increase with shares	-	4,581,120
Granting of stock options	107,842	111,203
Purchase of treasury shares	(260,627)	(3,176)
Interest on capital paid	(2,193,575)	(1,664,528)
FINANCING ACTIVITIES - Net cash provided by (used in)	**(2,346,360)**	**3,024,619**
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS, NET	**4**	**(170)**
At the beginning of the period	110	281
At the end of the period	114	111

III- Consolidated Statement of Added Value

	01/01 to 09/30/2007	Share %	01/01 to 09/30/2006	Share %
Income from financial operations (a)	11,346,315	-	9,202,847	-
Result from operations with insurance, pension plan and capitalization (b)	910,844	-	813,354	-
Other operating revenues/expenses (c)	4,036,039	-	(519,080)	-
Added value (d = a + b + c)	**16,293,198**	**-**	**9,497,121**	**-**
Compensation of employees (e) (*)	4,206,358	25.8	3,724,354	39.2
Payment of taxes and contributions (f)	5,731,007	35.2	2,714,405	28.6
Amount distributed to stockholders (g)	1,810,524	11.1	1,404,139	14.8
Reinvestment of profits (h)	4,545,309	27.9	1,654,223	17.4
Distribution of added value (i = e + f + g + h)	**16,293,198**	**100.0**	**9,497,121**	**100.0**

(*) Does not include social security contributions.

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1 We have carried out limited reviews of the accounting information included in the Quarterly Information of Banco Itaú Holding Financeira S.A. (Bank) and Banco Itaú Holding Financeira S.A. and its subsidiary companies (consolidated) for the nine-month periods ended September 30, 2007 and 2006, consisting of the consolidated and individual balance sheet and statements of operations, changes in financial position and the individual statement of changes in stockholders' equity. This information is the responsibility of the management of the Bank.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Banco Itaú Holding Financeira S.A. and its subsidiaries.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the Quarterly Information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Central Bank and Brazilian Securities Commission (CVM) regulations.

São Paulo, November 5, 2007.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., having perused the management report and financial statements for the period from January to September 2007, have verified the accuracy of all items examined, understanding them to adequately reflect the company's capital structure, financial position and the activities conducted during the period, recommending that they be approved by the company's Board of Directors.

São Paulo, November 5, 2007.

IRAN SIQUEIRA LIMA
President

ALBERTO SOZIN FURUGUEM
Member

MARCOS DE ANDRADE REIS VILLELA
Member